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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2005

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.


                     ---------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1. Press Release of the Registrant dated July 15, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 GRUPO IUSACELL, S.A. DE C.V.

Date: July 15, 2005                                     /s/ Fernando Cabrera
                                                        ------------------------
                                                 Name:  Fernando Cabrera
                                                 Title: Attorney in fact

                                                        /s/ Jose Luis Riera
                                                        ------------------------
                                                 Name:  Jose Luis Riera
                                                 Title: Attorney in fact

                          GRUPO IUSACELL, S.A. DE C.V.

                             Montes Urales No. 460,
                          Colonia Lomas de Chapultepec
                            Delegacion Miguel Hidalgo
                               11000, Mexico, D.F.
                                     Mexico
                                  Te. 5109 5927
                                 Fax. 5109 5939
                               www.iusacell.com.mx

        Grupo Iusacell, S.A. de C.V. (Iusacell) shares have been listed on the Mexican Stock Exchange since August 4, 1999, trading under the symbol CEL. ADSs representing five Iusacell series V shares were listed on the New York Stock Exchange since August 4, 1999 and traded under the symbol CEL. ADRs are documented under deposit certificates known as "American Depositary Receipts" issued in terms of a deposit agreement with The Bank of New York, as Depositary. Iusacell's shares are with no par value.

        On October 17, 2003, an extraordinary shareholders meeting approved the capital restructuring via the conversion to a Sole Series of all of its series "A" and "V" shares, as well as an exchange of its series "A" and series "V" shares for new common shares, at a ratio of 20 Series V or A shares per new common share.

        Iusacell's capital stock is $5,938'689,106.14 and it is represented by 93'424,919 common shares with no par value.

                                   Ticker: CEL

        Iusacell's shares are registered with the Special and the Securities section of the National Registry of Securities.

        "Registration with the National Registry of Securities does not imply a certification as to investment quality of the securities nor the solvency of the issuer."

        Annual Report submitted in accordance with the General Provisions applicable for Issuers of Securities and other participants of the Securities Market issued by the CNBV (Disposiciones de Caracter General aplicables a las Emisoras de valores y a otros participantes del Mercado de Valores), for the fiscal year ended December 31, 2004.

"This is a free translation of the Annual Report filed in Spanish with the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores). As this is a free translation, there may be some differences with respect to the original version in Spanish. You may access the Spanish version at www.bmv.com.mx."

TABLE OF CONTENTS

   1) GENERAL INFORMATION
   a) Glossary of Terms and Definitions
   b) Executive Summary
   c) Risk Factors
   d) Other Securities
   e) Significant Changes to the Securities Registered under the Registry
   f) Use of proceeds
   g) Public Documents

   2) THE COMPANY
   a) History and Development of the Issuer
   b) Business Description
         i.  Principal Activity
        ii.  Distribution Channels
       iii.  Patents, Licenses, Trade Marks and other Agreements
        iv.  Principal Clients
         v.  Applicable Legislation and Tax Situation
        vi.  Human Resources
       vii.  Environmental Performance
      viii.  Market Information
        ix.  Corporate Structure
         x.  Principal Assets
        xi.  Judicial, Administrative or Arbitral Proceedings
       xii.  Shares Representing the Capital Stock
      xiii.  Dividends

   3) FINANCIAL INFORMATION
   a) Selected Financial Data
   b) Financial Information by Line of Business, Geographical Zone and Export Sales
   c) Material Indebtedness Report
   d) Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer
         i.  Operating Results
        ii.  Financial Situation, Liquidity and Capital Resources
       iii.  Internal Control
   e) Critical Accounting Estimates

   4) MANAGEMENT
   a) External Auditors
   b) Related Party Transactions and Conflict of Interest
   c) Directors and Shareholders
   d) By-laws and other Agreements

   5) SHARE MARKET
   a) Share Structure
   b) Performance of the Shares in the Stock Market

   6) RESPONSIBLE PERSONS

   7) EXHIBITS

                           FORWARD-LOOKING INFORMATION

        This Annual Report contains various forward-looking statements, including statements regarding, among other things, the financial performance and operating plans for Grupo Iusacell, S.A. de C.V. These statements are based upon the current beliefs of our management, as well as on assumptions made by management based upon information currently available to it. The words "believe," "expect," "likely" and "anticipate" and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management's assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Factors described in this Annual Report under Item 1, "General Information-- c) Risk Factors," could cause actual results to differ materially from such forward-looking statements.

                                 *      *      *

        "Iusacell" means Grupo Iusacell, S.A. de C.V. This company was formerly known as Nuevo Grupo Iusacell, S.A. de C.V. Unless the context otherwise requires, "we", "our" or "us" refers to Iusacell and its subsidiaries.

        "Iusacell Celular" means Grupo Iusacell Celular, S.A. de C.V. This company was formerly known as Grupo Iusacell, S.A. de C.V. Iusacell owns 100% of the capital stock of Iusacell Celular.

        Certain terms are defined the first time they are used in this Annual Report. The "Glossary of Telecommunications Terms" provides definitions of certain technical terms used herein.

        On July 29, 2003, MovilAccess, S.A. de C.V. ("MovilAccess"), a Mexican telecommunications company subsidiary of Grupo Movil Access, S.A. de C.V., (GMA, f/k/a Biper, S.A. de C.V.) a paging company, acquired through a tender offer in Mexico and the United States 74.6% of Iusacell's capital, and became Iusacell's principal shareholder. GMA, MovilAccess, Unefon, S.A. de C.V., a fixed mobile telephone company, Grupo Elektra S.A. de C.V., an electronic appliance retailer, and TV Azteca S.A. de C.V., a Mexican television network, are all part of a group of companies controlled, directly or indirectly or with a significant influence by Mr. Ricardo B. Salinas Pliego or in which Mr. Ricardo B. Salinas Pliego has significant influence. See Item 1, "General Information-- c) Risk Factors--We have significant transactions with affiliates that create potential conflicts of interest."

        The term "Verizon" in this Annual Report refers to Verizon Communications Inc. or its subsidiaries, and to Bell Atlantic Corporation (in connection with events prior to June 2000, when Verizon was formed), as the context requires. The term "Vodafone" in this Annual Report refers to Vodafone Group Plc or its subsidiaries, as the context requires.

        Prepaid figures in this Annual Report include public and rural telephony, unless otherwise indicated. See footnote 10 in Item 3, "Financial Information-- a) Selected Financial Data."

        Iusacell's shares of common stock trade on the New York Stock Exchange (in the form of American depositary shares) and on the Mexican stock exchange. Both Iusacell and Iusacell Celular have publicly-traded debt securities.

        Unless otherwise specified, all references to "U.S. dollars", "U.S. Dollars", "dollars", "U.S.$" or "$" are to United States dollars, and references to "Ps." and "pesos" are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos with purchasing power as of December 31, 2004. Actual amounts may vary from amounts presented in this Annual Report due to rounding.

            I.  GENERAL INFORMATION

        a)  GLOSSARY OF TERMS AND DEFINITIONS

                      GLOSSARY OF TELECOMMUNICATIONS TERMS

1XRTT: A member of CDMA 2000 which is a family of standards that defines the radio interface allowing a smooth transition from CDMA (1S-95) systems. This family of standards involve some variants and the services, offerings, such as voice and packet data on a single carrier (1XRTT), data only (1X-DO).

Analog: A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

ARPU:               Average monthly mobile telephony revenue per subscriber.

Band:               A range of frequencies between two defined limits.

CDMA: Code Division Multiple Access, the highest-capacity commercial digital standard available. CDMA increases capacity by transmitting a large number of simultaneous conversations over a single channel, assigning unique codes that can be re-assembled at the receiving end.

Cellular A-band:    The range of frequencies used to provide cellular wireless service between 825-835 MHz and between 870-880 MHz of the radio spectrum.

Cellular B-band:    The range of frequencies used to provide cellular wireless service between 835-845 MHz and between 880-890 MHz of the radio spectrum.

Channel: A pathway for the transmission of information between a sending point and a receiving point.

Covered POPS:       The number of POPs in a defined area for whom a cellular
                    signal is accessible.

CPP: Calling Party Pays is a cellular telephony payment structure in which the party that places a call to a cellular telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to the call.

Digital: A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous analog signal.

                                                                             (0)

E-1:                A digital telephony format that carries data at the rate of
                    2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, although T-1 is
                    1.544 Mbps.

E3/DS3: Digital signal X is a term for the series of standard digital transmission rates or levels based on DS0, a transmission rate of 64 Kbps, the bandwidth normally used for one telephone voice channel. Both the North American T-carrier system and the European E-carrier system of transmission operate using the DS series as a base multiple. The digital signal is what is carried inside the carrier system. DS3, the signal in the T-3 carrier, carries a multiple of 28 DS1 signals or 672 DS0s or 44.736 Mbps.

EVDO: Asymmetrical technology that utilizes an exclusive data carrier wave and permits for down link reception transmission at speeds ranging between 38.4 kbps and 2.4 Mbps for downlink reception and between 9.6 and 144 kbps for uplink transmission, which allows the offer of services with greater multimedia content such as video streaming, video-on-demand, data access and high-definition games, among others.

Hertz: The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated
                    Hz) equals one cycle per second; KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz; and GHz (gigahertz) stands for billions of hertz.

IMTS: Improved mobile telephone service; IMTS systems are analog mobile telephone systems that employ a single powerful radio base station to communicate with IMTS mobile telephones that are within approximately a 25-mile radius.

LATA: Local access and transport area; an area in which a local exchange carrier is permitted to provide service as designated by the 1982 United States federal court decree resulting from antitrust litigation brought by the United States Department of Justice against AT&T corporation.

PCS: Personal communications services. PCS represents a digital wireless communications service with the ability to provide features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding.

PCS A-band:         The range of frequencies used to provide PCS wireless
                    services between 1.850-1.865 GHz and between 1.930-1.945 GHz of the radio spectrum.

PCS B-band:         The range of frequencies used to provide PCS wireless
                    services between 1.870-1.885 GHz and between 1.950-1.965 GHz of the radio spectrum.

                                                                             (1)

PCS D-band:         The range of frequencies used to provide PCS wireless
                    services between 1.865-1.870 GHz and between 1.945-1.950 GHz of the radio spectrum.

PCS E-band:         The range of frequencies used to provide PCS wireless
                    services between 1.885-1.890 GHz and between 1.965-1.970 GHz of the radio spectrum.

PDH: A transmission system for voice communication using plesiochronous synchronization. PDH is the conventional multiplexing technology for network transmission systems.

Penetration rate:   A cellular operator's subscribers within a defined area
                    derived by total POPs within that area.

POPs: The population for a particular area based on the 2000 Mexican census, as published by the Instituto Nacional de Estadistica, Geografia e Informatica (the National Institute of Statistics, Geography and Information Processing, "INEGI"). Population figures have been calculated by applying the forecast annual population growth rate for a particular year to the data derived from the 2000 Mexico census. The number of POPs in any region or other geographic area should not be confused with the current number of users of wireless services in that region or other geographic area and is not indicative of the number of users of wireless services in the future.

Roaming: A service offered by mobile communications providers which allows a subscriber to use his or her telephone while in the service area of another carrier.

SDH: Synchronous digital hierarchy (SDH). It refers to a group of fiber-optic transmission rates that can transport digital signals with different capacities.

STM1: Synchronous Transport Module Digital signal X is a term for the series of standard digital transmission. STM1 is the signal that carries 155 Mbps.

Switch: A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA: Time division multiple access, a standard of digital cellular technology, which provides more call carrying capacity than analog, but less than CDMA, by interlacing conversations on a single channel through time-sharing methods.

Wi-Fi: Wireless Fidelity is the popular term for a high-frequency wireless local area network (WLAN). The Wi-Fi technology is rapidly gaining acceptance in many companies as an alternative to a wired LAN. It can also be installed for a home network.

                                                                             (2)

        b)  EXECUTIVE SUMMARY

        We are a wireless telecommunications services provider in Mexico with nearly 1.5 million mobile wireless customers at December 31, 2004, approximately 76.0% of which are prepaid customers. We hold concessions in the 800 megahertz
(MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico, and in the 1900 MHz band to provide PCS wireless services nationwide.

        We provide digital service using Code Division Multiple Access ("CDMA") technology, the highest-capacity commercial digital technology available in the 800 and 1900 MHz frequency bands. In January 2003, we launched the country's first CDMA2000 1XRTT voice and high-speed data network in Mexico City. With this advanced network, we increased voice capacity and are able to offer subscribers new data services, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services.

        Our subscriber base as of December 31, 2004 was 1,462,740. Of these subscribers, 350,847 were postpaid customers who purchase mobile telephony services pursuant to fixed-term contracts, and the remaining 1,111,893 were prepaid customers who pay for their mobile telephony services in advance primarily through the purchase of prepaid airtime.

        Since July 29, 2003, Iusacell has been under the management control of MovilAccess. MovilAccess consultants and personnel have been integrally involved in managing Iusacell's day-to-day operations and defining and implementing Iusacell's business strategy. MovilAccess currently holds 74.6% of Iusacell's capital. See Item 4, "Management - c) Directors and Shareholders." Prior to the acquisition by MovilAccess of its equity interest in Iusacell, Iusacell had been under the management control of Verizon and Vodafone.

        c)  RISK FACTORS

RISK FACTORS RELATING TO OUR LIQUIDITY

There is substantial doubt as to our ability to continue as a going concern due to our high level of leverage and recurring losses

        In its Report of Independent Registered Public Accounting Firm dated March 21, 2005, Freyssinier Morin, S.C., our independent accountants, stated that we are highly leveraged and have suffered recurring losses from operations that raise substantial doubt as to our ability to continue as a going concern. As of December 31, 2004, our total consolidated indebtedness, including trade notes payable, was Ps.8,968.8 million, or approximately 113.7% of our total capitalization. For the years ended December 31, 2002, 2003 and 2004, our earnings were insufficient to cover our fixed charges by Ps.3,222.1 million, Ps.5,333.3 million and Ps.1,786.4 million, respectively. We are also currently in default under substantially all of our indebtedness for, among other things, failure to make principal and/or interest payments.

                                                                             (3)

        We believe that if our financial situation does not improve, we will be unable to recommence the servicing of our debt and operate as a viable company. We may be forced to file for bankruptcy, liquidate or reorganize, which would materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment. For a description of some of our obligations and liabilities, see Item 3, "Financial Information - Financial Situation, Liquidity and Capital Resources."

        According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution and force us into a liquidation process (Proceso de Concurso Mercantil) of our assets if during any fiscal year the accumulated losses exceed two-thirds of our contributed capital. In 2003 and 2004, our accumulated losses exceeded our contributed capital by Ps.860.4 million and Ps.2,843.5 million, respectively.

We are a holding company and can pay our liabilities only through the cash flow from our subsidiaries or out of the proceeds of our financings. Our obligations, including under our U.S. $350.0 million 14 1/4% senior notes due 2006, are structurally subordinated to those of our subsidiaries

        Iusacell is a holding company with no significant assets other than the stock of its subsidiaries. In order to pay our obligations, we must rely on income from dividends, loans and other cash flow from our subsidiaries or debt or equity financings. Because we are a holding company, the claims of our creditors are structurally subordinated to the claims of our subsidiaries' creditors with respect to the assets of such subsidiaries. At December 31, 2004, our consolidated subsidiaries' total indebtedness, including trade notes payable, was Ps.4,979.3 million (U.S.$446.6 million) and may increase in the future. For a description of some of our obligations and liabilities, see
Item 3, "Financial Information - c) Material Indebtedness Report."

        Our current debt agreements prevent our subsidiaries from paying distributions or dividends or making cash available to us until at least December 2006, except for those payments of dividends or loans or advances at such times and in such amounts as are necessary to permit us to make interest and principal payments as and when due in respect of our U.S.$350.0 million
14 1/4% senior notes due 2006, which we refer to as the Iusacell senior notes, so long as certain events of default have not occurred under our subsidiaries' debt agreements. Our principal operating subsidiary, Iusacell Celular, is in default under its U.S.$265.6 million senior refinancing secured loan as well as in its U.S.$150.0 million 10% senior notes due 2004 for, among other things, failure to make principal and/or interest payments. As a result, dividends and cash flow from Iusacell Celular are therefore unavailable to us pursuant to the terms of its outstanding debt and the restrictive covenants that govern such debt.

        Furthermore, the ability of our subsidiaries to pay dividends or distributions is subject to Mexican legal requirements, which in general terms provide that a Mexican corporation may declare and pay dividends or distributions only out of the profits reflected in its year-end financial statements, if such payment is approved by its stockholders and after the creation of required legal reserves and the absorption or satisfaction of losses suffered in previous fiscal years.

We are in default on our obligations under the Iusacell senior notes, and our repayment obligations have been accelerated

        We did not receive sufficient income from dividends or were able to obtain alternative sources of funds to make the U.S.$24.9 million interest payments due on each of June 1, 2003, December 1, 2003, June 1, 2004 and December 1, 2004 on the Iusacell senior notes and, as a result, we did not make those payments. In response to these nonpayments, on April 29, 2005, we received a notice from The Bank of New York, acting as trustee under the indenture governing the Iusacell senior notes, informing us that and unidentified percentage of holders of the Iusacell senior notes had elected to accelerate the principal payment of the notes.

                                                                             (4)

        Neither we nor our subsidiaries have the cash resources to repay such amounts. Due to the depressed state of the value of telecommunication assets and the structural subordination of the claims of the holders of the Iusacell senior notes to those of our subsidiaries' creditors, it is doubtful that the value of the assets held by our subsidiaries will be sufficient to satisfy the claims of their creditors and our creditors, including the holders of the Iusacell senior notes. In addition, our principal shareholder is under no obligation to provide financial resources to us, and has not indicated that it is prepared to do so. Therefore, unless we can successfully restructure our consolidated debt, we believe that we will be unable to satisfy our obligations. As a result of our failure to pay all amounts due under the Iusacell senior notes, we may be forced to file for bankruptcy, liquidate or reorganize, which could materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment.

Iusacell Celular is in default of its obligations under its senior notes and its senior refinancing secured loan, and its repayment obligations have been accelerated

        Iusacell Celular, our principal cellular telephony operating subsidiary, did not make the July 15, 2003 U.S.$7.5 million interest payment due on its U.S.$150.0 million 10% senior notes due 2004. In response to this nonpayment, on September 11, 2003, holders representing 51.3% of the senior notes notified Iusacell Celular that they had elected to accelerate the principal payment of the notes. In addition, Iusacell Celular failed to make the U.S.$265.6 million principal payment on its senior refinancing secured loan which was due on March 31, 2004 because of the automatic acceleration of the maturity date of the loan as a result of our failure to refinance the Iusacell Celular senior notes by such date.

        Iusacell Celular does not have the cash resources to repay such amounts. Due to the depressed state of the value of telecommunication assets, it is doubtful that the value of the assets held by Iusacell Celular and its subsidiaries will be sufficient to satisfy the claims of Iusacell Celular's creditors. In addition, our principal shareholder is under no obligation to provide financial resources to Iusacell Celular, and has not indicated that it is prepared to do so. Therefore, unless we can successfully restructure our consolidated debt, we believe that we will be unable to satisfy Iusacell Celular's obligations. As a result of the failure to pay all amounts due under Iusacell Celular's indebtedness, we may be forced to file for bankruptcy, liquidate or reorganize, which could materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment.

If we are unable to restructure our indebtedness, we may also face a substantial risk of Mexican bankruptcy-related proceedings and the suspension or termination of all or a portion of our business under our concessions

        Since we and our subsidiaries defaulted on our respective debt obligations, some or all of our creditors have the option of taking legal action against us or our subsidiaries, including instituting bankruptcy proceedings in Mexico. Further, we may choose to institute a voluntary bankruptcy proceeding under Mexican law. If any such proceedings were to be instituted, we could not predict their duration or outcome. We are not aware of any regulated company of our size that has successfully completed a restructuring under the Mexican bankruptcy law since it was passed in May 2000.

                                                                             (5)

        The current Mexican bankruptcy law is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 which provides for two different and separate proceedings: conciliation and bankruptcy. The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy phase does not have a specific term within which it must be concluded. We believe that these proceedings are likely to require significantly more time and be significantly more unpredictable than a reorganization or bankruptcy proceeding under U.S. bankruptcy laws. If we were to be declared subject to the Bankruptcy Law, the holders of our debt securities would have to file a claim in Spanish against the estate of Iusacell in a federal district court in Mexico City. Upon the court's recognition of a holder of a Iusacell senior note as a creditor of Iusacell, that holder's claim would be unsecured and would rank equally with all other unsecured claims filed against our estate.

        A conciliation proceeding is likely to result in significant changes to our and our subsidiaries' existing obligations, which could include the cancellation or rescheduling of all or part of those obligations. During any such proceeding, our operation of our business would be subject to the supervision of a bankruptcy trustee. Moreover, in the event of our bankruptcy, our operating concessions, which are critical to our business, may be subject to termination. There can be no assurance that the holders of our debt securities would receive any meaningful recovery from a bankruptcy proceeding.

We may be unable to fund our capital expenditure programs which are critical for us to compete, or pursue business opportunities

        In order to implement our operating strategy and be able to compete in the Mexican market through 2007, we will have to incur significant capital expenditures. We currently estimate our aggregate capital expenditures requirements for 2005, 2006 and 2007, not including capitalized interest, to total approximately U.S.$188.1 million. We anticipate that approximately U.S.$50.1 million of such capital expenditures will need to be invested during 2005 in order to acquire, build and operate our PCS network in Mexico, as well as to make additional investments in the central regions and expand the advance data network capabilities into other key cities. As we make additional investments in our mobile telephony network and pursue long distance and data transmission opportunities, we will also be likely to need additional external funding in 2006 and beyond. Furthermore, the investments required to keep pace with technological change, such as extended coverage on third-generation wireless telecommunication equipment, will require additional capital resources.

        Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. In the past, we have relied on the capital markets for new equity and debt financing, on vendor financing, and on borrowings and equity contributions from our shareholders to meet such funding needs. Given our current critical financial condition, it is highly unlikely that we will be able to obtain funding for these planned capital expenditures without first completing a successful restructuring of our existing indebtedness.

        The failure to obtain funding for capital expenditures will materially adversely affect our ability to compete effectively against better capitalized competitors and to withstand downturns in our business or in the Mexican economy generally. Furthermore, this would limit our ability to pursue business opportunities that may be in our interest.

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

RISK FACTORS RELATING TO OUR BUSINESS

We face increasing competition which may reduce our operating margins

        Competition in the Mexican wireless industry is substantial. We face significant competition, mainly from Telcel, in our core mobile telephony services business. As a subsidiary of America Movil, S.A. de C.V., a company spun off from Telefonos de Mexico, S.A. de C.V., the former state telephone monopoly known as Telmex, Telcel has significantly greater internal financial and operational resources than those available to us, nationwide cellular and PCS concessions, a nationwide cellular network and the ability to use Telmex's installed telecommunications systems. We also face competition from Telefonica Moviles S.A. de C.V. ("Telefonica") and Operadora Unefon, S.A. de C.V. ("Unefon"), one of our affiliates. Both these service providers own concessions in all nine wireless service regions in Mexico and provide service in Mexico's principal cities. We also face increasing competition in certain cities from Nextel de Mexico, S.A. de C.V., a provider of enhanced specialized mobile radio services. In long distance, we face increasing competition from nine other concession holders.

        In addition, the Mexican government may grant additional concessions to other companies to provide services similar to or the same as those that we provide.

        Competition may lead to increases in advertising and promotional spending, along with higher subsidies, increased demands on access to distribution channels and reduced prices per minute. These factors may lead to smaller operating margins, greater choices for customers and increasing movement of customers between competitors, which may make it difficult for us to retain customers or add new customers. Because of their resources and, in some cases, ownership by larger companies, some of our competitors are financially stronger than we are, which may enable them to offer services to customers that we cannot offer due to our financial constraints, or at prices that are below the prices at which we can offer comparable services. If we cannot compete effectively based on the availability or price of service offerings, our revenues and growth may be adversely affected. In the past, competitive pressures have not always allowed us to implement price increases to keep pace with inflation and have occasionally caused us to implement price rollbacks and reductions.

Mexican authorities may enact new laws and regulations, or may adopt new interpretations to existing laws and regulations that could negatively affect our operations and profitability

        Mexican authorities may enact new laws and regulations, or may adopt new interpretations to existing laws and regulations that could negatively affect our operations and profitability. In particular, in the past the Mexican government has sought to impose a 10% excise tax on mobile telephony services. Although this tax has been derogated, we cannot assure you that the Mexican government will not seek to enact new taxes. If such taxes are imposed, or any new laws are enacted or new interpretations to existing laws are adopted that result in increased costs, we may be unable to pass on such costs to our customers, or demand may decrease if we do pass on such costs.

        We are particularly exposed to this regulatory risk given that we operate in the telecommunications industry, which is highly regulated. For example, in December 2004, the Mexican Telecommunications Agency (Comision Federal de Telecomunicaciones) ("COFETEL") ruled that, beginning January 2005, Telmex and its affiliate, Telefonos del Noroeste, S.A. de C.V., must apply a rate of Ps.2.25 per minute for "calling party pays" calls originating on fixed telephones and terminating on mobile phones. This rate will decrease further in 2006 and 2007. This ruling has forced us to reduce our "calling party pays" and interconnection rates in order to remain competitive, resulting in a decrease in revenues and gross margin.

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

        Additionally, some concessionaires for local fixed services have presented an interconnection disagreement before the COFETEL seeking the decrease of the interconnection rate for "calling party pays". The COFETEL, when resolving the disagreement, can set "calling party pays" interconnection rates that could affect our profitability and that could present adverse conditions for the future development and profitability of mobile services.

The technology we use may be made obsolete by advancements in technology

        All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. The technology that we have selected in our wireless business may rapidly become obsolete by market demand for new or improved digital technologies supporting wireless service or other services in the near future. Some of the most significant changes which the wireless communications industry is experiencing include:

            .   evolving industry standards;

            . ongoing improvements in the capacity and quality of digital technology;

            . shorter development cycles for new products, enhancements and changes in end-user needs and preferences;

            .   development of data and high bandwidth network capabilities;

            .   migration to next-generation services; and

            . expanded availability and functionality of Wi-Fi and EVDO services and other new wireless technologies.

        Alternative technologies may develop that may provide wireless communications service or alternative service superior to that available from us, or that enable voice communication over unregulated frequencies.

        Technological changes may require substantial new capital expenditures and/or require write-downs of obsolete technology. They may also materially adversely affect our operations and our competitive position to the extent we are not able to react quickly to these changes. See "--We may be unable to fund our capital expenditure programs which are critical for us to compete, or pursue business opportunities."

If our wireless service offerings do not meet customer expectations, we could be limited in our ability to attract and retain customers

        Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance, quality, reliability and coverage of our wireless networks. We may have difficulty attracting and retaining customers if we are unable to meet customer expectations for, or are otherwise unable to resolve quality issues relating to, our wireless networks, billing systems, or customer care or if those issues limit our ability to expand our network capacity or subscriber base, or otherwise place us at a competitive disadvantage to other wireless service providers in our markets.

                                                                             (8)

We rely on roaming arrangements with other carriers, which we may be unable to obtain or maintain in the future on terms that are acceptable to us

        Our customers automatically can access another provider's analog cellular or digital system only if the other provider allows our customers to roam on its network. We rely on agreements to provide roaming capability to our customers in many areas outside our service area, within and outside Mexico, and to improve coverage within our network footprint.

        Some competitors may be able to obtain lower roaming rates than we do because they have larger call volumes or because of their affiliations with, or ownership of, wireless providers, or may be able to reduce roaming charges by providing service principally over their own network. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we or our affiliates provide, and our customers may not be able to use some of the advanced features, such as high speed, short-messaging or voicemail notification, that the customers enjoy when making calls within our network. In particular, the biggest mobile telephony companies in Mexico, Telcel and Telefonica, are able to offer a worldwide full voice and data roaming service, which is a competitive disadvantage for us with corporate and other high-usage customers.

        Our roaming partners may also migrate their current technology to a technology that is incompatible with ours. In such case, we would no longer be able to offer roaming services to our customers through such carriers. See "--The technology we use may be made obsolete by advancements in technology."

Equipment failure, power outages, natural disasters, terrorist acts, or other breaches of network or information technology security may adversely affect our business

        A major equipment failure, power outage, natural disaster, terrorist act, or other breach of network or information technology security that affects our mobile telephony switching offices, information systems, microwave links, third-party owned local and long distance networks on which we rely, our cell sites or other equipment or the networks of other providers on which our subscribers roam could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireless system or access our information systems even for a limited time period, or the loss of subscriber data, may result in a loss of subscribers or impair our ability to serve our subscribers or attract new subscribers, which would have a material adverse effect on our business, results of operations and financial condition.

A significant portion of our activations is represented by a small number of distributors

        Our three largest distributors accounted for 45% and 26% of our total activation in 2004 and 2003, respectively. We have established certain measures to reduce the risk associated with this concentration, such as certain guarantees and liens. Our results of operations could be materially adversely affected, at least in the short-term, if any payment defaults occur with respect to these distributors or if any of these distributors were to enter into bankruptcy or other reorganization proceedings or terminate their relationship with us.

Our controlling stockholder is able to influence our business and affairs

        As of December 31, 2004, MovilAccess beneficially owned about 74.6% of our outstanding common stock and is our single largest stockholder. MovilAccess is controlled directly or indirectly by Ricardo B. Salinas Pliego, our Chairman of the Board of Directors and Executive Director, who also holds directly 7.4% of our outstanding common stock. As a result, Mr. Salinas Pliego

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

controls our business, policies and affairs, including the election of at least the majority of our directors and all major corporate transactions and could cause or prevent a change of control. Mr. Salinas Pliego's interests may not be fully aligned, and could conflict, with the interest of the other equityholders and of debtholders.

We have significant transactions with affiliates that create potential conflicts of interest

        We regularly engage in transactions with entities owned or controlled by our controlling shareholder. These transactions include telemarketing and advertising campaigns, paging operations, sale and distribution of our products, operation of our customer sales and service centers, collections from customers and banking services. In particular, we have entered into a capacity exchange and roaming agreement with Unefon, a mobile telephony competitor. In addition, some of the members of our Board of Directors, as well as some of our executives, serve on the Boards of Directors of TV Azteca, Unefon, Biper, our paging competitor, and/or Elektra, a distributor of our products. In addition, some of our executives also hold offices in other companies controlled by Mr. Salinas Pliego. See Item 4, "Management - b) Related Party Transactions and Conflict of Interest and c) Directors and Shareholders".

        Transactions with affiliates may create the potential for conflicts of interest. To guard against these potential conflicts of interest, we have established a Related Party Transactions Committee of our Board of Directors made up of independent Directors to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable in a similar transaction entered into on an arm's-length basis with an unrelated third party. Nevertheless, conflicts of interest may arise and could have a negative effect on our results of operations and financial condition.

The SEC is seeking court-orders barring our Chairman and Vice-Chairman of the Board, who are also key executive officers, from serving as officers or directors of any publicly-held company with securities trading in the United States, such as Iusacell

        On January 4, 2005, the U.S. Securities and Exchange Commission (the "SEC"), filed civil fraud charges against, among others, Mr. Ricardo Salinas Pliego, our Chairman of the Board and Executive Director, Mr. Pedro Padilla Longoria, our Vice Chairman of the Board and Executive Director, and
Mr. Luis Jorge Echarte Fernandez, one of our Directors. The charges are unrelated to Iusacell. However, the SEC is seeking, among other things, court-orders barring Mr. Salinas Pliego and Mr. Padilla Longoria from serving as officers or directors of any publicly-held company with securities trading in the United States.

        If the SEC is able to obtain such court-orders, Mr. Salinas Pliego and Mr. Padilla Longoria will not be able to serve as officers or directors of Iusacell for so long as Iusacell remains subject to the reporting requirements of the SEC. The success of Iusacell depends in part on Mr. Salinas Pliego's and Mr. Padilla Longoria's participation as key members of our Board of Directors and management. Their resignation could have a material adverse effect on the financial condition and results of operations of Iusacell.

We have experienced significant turnover in our top management and our Board of Directors

        In recent years we have experienced significant turnover in our top management ranks. Frequent changes in our top management and Board of Directors negatively affect our ability to develop and implement successful

                                                                            (10)
business philosophies, strategies and policies. Most recently in July 2003, as a result of our acquisition by MovilAccess, our top management and Board of Directors was replaced wholesale, with the majority of new executives and directors coming from companies controlled by Mr. Salinas Pliego. This wholesale and immediate change has resulted in the substantial loss of the institutional memory that companies typically draw from in evaluating projects and opportunities and in developing business strategies and policies.

        Our new management has implemented substantial changes to our business operations and strategies. For example, we have changed our sales, marketing and distribution approach, including the format of our customer sales and service centers, in an effort to maximize synergies with other related companies by Mr. Salinas Pliego and control costs. See Item 2, "The Company - b) Business Description - Principal Activity - Sales, Marketing and Distribution." We have also revised our deactivation policy for prepaid customers, which resulted in the turnover of approximately 572,000 customers in the second half of 2003. See
Item 2, "The Company - b) Business Description - Principal Activity--Churn and Turnover--Prepaid Turnover." Furthermore, we have reevaluated the feasibility of certain projects based on our current financial condition and have made corresponding accounting adjustments that could have a negative effect on our results of operations and financial condition. See Item 3, "Financial Information - Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer - Recent Changes in Our Accounting Policies." We cannot assure you that these changes will be successful.

We may be unable to hire or retain key personnel

        Our success depends in part upon our ability to hire and retain highly-skilled and qualified key personnel. The competition for highly-qualified management personnel in the telecommunications industry is intense. In addition, our critical financial condition makes it more difficult for us to attract such personnel. Accordingly, we cannot assure you that we will be able to hire and retain the key personnel necessary for our success.

We are subject to various litigations

        We are a defendant in certain litigations and legal proceedings involving claims for substantial amounts of money. We have made provisions for some of these contingencies. The ultimate resolutions of these actions could have a material adverse effect on our operations and financial condition. See
Item 2, "The Company--b) Business Description--xi) Judicial, Administrative or Arbitral Proceedings."

We recently changed our external auditors

        In the last quarter of 2004, we appointed Freyssinier Morin, S.C., as our auditors. Given that Freyssinier Morin has been our auditor for less than one year, Freyssinier Morin may not be able to identify issues and suggest corrective actions on internal controls and procedures, disclosure and other matters.

RISK FACTORS RELATING TO DOING BUSINESS IN MEXICO

The Mexican government may impose additional conditions on our concessions or may take them away

        We provide our services pursuant to concessions granted by the Mexican government. Our activities are subject to significant government regulation and supervision. The concessions may be subject to additional conditions for renewal or may not be renewed when they expire. The conditions for renewal, however, are not fully defined. Particularly, our cellular concessionaires that provide services in regions 5, 6, 7, 8 and 9 have requested the renewal

                                                                            (11)
of its concessions in accordance with its concessions. We cannot anticipate that such renewals will be granted and in which terms and conditions. The conditions for renewals are subject to criteria that cannot be predicted. Additionally, at the moment those renewals are granted, the concessions will be subject automatically to the payment of duties in terms of the article 244B of the "Ley Federal de Derechos". Currently, we are not subject to such payment. We consider that this will significantly increases the payments for the exploitation of the concessions, and will affect adversely our operational results and financial condition.

        Our concessions may be revoked prior to the end on their respective terms if we fail to comply with specified obligations and conditions. The Mexican government also reserves the right to revoke, temporarily seize or expropriate concessions or assets related to a concession for reasons, among others, of public interest, such as war, national disaster or significant public disturbances. Moreover, the Mexican government may grant additional concessions to potential competitors to provide services similar to those that we provide. Any of these developments or other government action could reduce the value of Iusacell's concessions and adversely affect our financial condition and results of operations. See Item 2, "The Company -- b) Business Description -- Patents, Licenses, Trade Marks and Other Agreements."

Mexican government may authorize the operation of telecommunications services resellers

        The Mexican government has executed an international agreement with the U.S. government through which it was obligated to issue, before July 1(DEG), 2005 the Resellers Rules (Reglamento de Comercializadoras). Preliminary versions known until this date, contain general interpretation aspects that entitled the authority to regulate commercial relationships between concessionaires and the resellers. This may adversely affect our operational results and financial condition.

The general political and economic conditions in Mexico may adversely affect our business, financial condition and results of operations

        We are a Mexican company, and most of our operations are in Mexico. As a result, our business, financial condition and results of operations may be significantly affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political or economic developments in Mexico. The Mexican economy grew at an annual rate of only 0.8% in 2002, 1.4% in 2003 and 4.4% in 2004.

        The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

        In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for mobile telephony services. Crises such as these could adversely affect our financial condition and results of operations and the market value of our securities.

        The Presidential and federal Congressional elections in Mexico will be held in July 2006. In addition local and municipal elections are held around the country every year. The electoral process could lead to further friction

                                                                            (12)
among political parties and the executive branch, which could cause political and economic instability. In addition, national politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. The effects of the electoral process on the social and political situation could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations. Additionally, once the President and federal representatives are elected, there could be significant changes in the laws, public policies and government programs, which could have an adverse affect on our business, financial condition and results of operations.

If the Mexican government imposes exchange controls, we may not be able to purchase imported goods or make dividend, principal and interest payments in U.S. dollars

        In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars or other foreign currencies to purchase imported goods and to meet our U.S. dollar obligations, such as the payment of dividends or principal and interest under our debt securities.

Payment of judgments entered against us in Mexico will be in pesos, which may expose holders of our debt securities to exchange rate risk

        If a proceeding to enforce our obligations under any debt securities is brought in Mexico, Mexican law permits us to pay a resulting judgment in pesos. Under the Mexican Monetary Law, an obligation payable in Mexico in a currency other than pesos may be satisfied in pesos at the exchange rate in effect on the date when payment is made.

        If a Mexican court declares us to be in bankruptcy (concurso mercantil), our obligations under any debt securities:

            . would be converted into pesos at the exchange rate prevailing at the time of the court's declaration of bankruptcy and then to Unidades de Inversion, which are denominated in pesos and adjusted periodically for inflation by the Bank of Mexico, and payment would occur at the time claims of the court-recognized creditors are satisfied subject to the priority established by law; and

            . would not be otherwise adjusted to take into account devaluation of the peso against the U.S. dollar occurring after the court's declaration.

High inflation rates in Mexico may result in a decrease in demand for our services and may negatively affect our profit margin

        In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by the Mexican National Consumer Price Index, was 5.7% and 4.0% and 5.2% in 2002, 2003 and 2004, respectively, and was 0.8% for the three-month period ended March 31, 2005. High inflation rates may adversely affect demand for mobile telephony services. In addition, the overall state of the Mexican economy and competitive pressures may not allow us to increase our prices in line with the inflation rate, thus negatively affecting our profit margin.

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

Depreciation or devaluation of the peso relative to the U.S. dollar may adversely affect our financial condition and results of operations

        While our sales are almost entirely denominated in pesos, the vast majority of our obligations are denominated in U.S. dollars. As a result, we are exposed to the risk of devaluation of the peso relative to the U.S. dollar. Although the peso remained relatively stable as compared to the U.S. dollar in 2004, the peso depreciated by 13.9% and 7.6% relative to the U.S. dollar during 2002 and 2003, respectively. In the past, the peso has depreciated substantially against the U.S. dollar and may depreciate significantly in the future.

        Declines in the value of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations and our ability to meet U.S. dollar-denominated obligations. In particular, a devaluation could affect our capacity for future investments because the prices for equipment are set in U.S. dollars. In addition, any devaluation of the peso may negatively affect the value of the securities of a Mexican company with sales in pesos and debt denominated in U.S. dollars, such as our company.

RISK FACTORS RELATING TO OUR SECURITIES

        We are terminating our ADR program, delisting our ADSs from The New York Stock Exchange and, if we are able to meet certain conditions, might seek to deregister from the SEC

        On June 1, 2005, an extraordinary shareholders' meeting approved the termination of our ADR program and the subsequent delisting of our ADSs from The New York Stock Exchange. We anticipate that the termination of the ADR program and that the delisting will be consummated by the end of the second half of 2005. These actions may have a negative effect on the market price of our ADSs and the underlying common shares, as trading will be limited to our common shares in the Mexican Stock Exchange.

        Once the ADR program is terminated and the ADSs are delisted from The New York Stock Exchange, holders of ADSs or, upon conversion, the underlying common shares, will no longer be entitled to receive dividend payments in U.S. dollars but will instead receive their dividend payments in Pesos. In addition, such holders will no longer be contractually entitled to receive shareholder notifications in English, and must rely instead on information filed in English by Iusacell with the SEC (for so long as we remain a reporting company with the SEC) and in Spanish with the Mexican Banking and Securities Regulatory Agency (Comision Nacional Bancaria de Valores, or "CNBV") and the Mexican Stock Exchange.

        We are also considering the possibility of suspending our registration with the SEC, provided we meet the conditions for such suspension, which include mainly the requirement that each class of our registered securities (which include our ADSs (including the underlying common shares) and the Iusacell senior notes) have less than 300 U.S. beneficial owners. If we are able to suspend our registration with the SEC, we will no longer be required to file annual or periodic reports with the SEC, and investors will have to rely on our filings with the CNBV and the Mexican Stock Exchange, which are made in the Spanish language, for information.

        d)  OTHER SECURITIES

        Iusacell's shares have been listed on the Mexican Stock Exchange since August 4, 1999, trading under the symbol CEL. ADSs representing ten Iusacell series V shares were listed on the New York Stock Exchange from August 4, 1999 until May 12, 2003, when we implemented a change in the ADR ratio. From that date and until December 19, 2003, one ADS represented 100 Iusacell series V shares and traded under the symbol CEL.

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

        On December 19, 2003, Iusacell concluded an exchange of its series V and series A shares for new common shares, at a ratio of 20 Series V or A shares per new common share. The new shares are without par value, in registered form and have the same rights. The reorganization of the capital structure included a change in the ADR ratio. From that date, one ADS represents five Iusacell shares. The trading symbol did not change. The ADSs are evidenced by American depositary receipts issued under a deposit agreement with The Bank of New York, as depositary.

        On June 1, 2005, an extraordinary shareholders' meeting approved the termination of our ADR program and the subsequent delisting of our ADSs from The New York Stock Exchange. We anticipate that the trading of the ADRs in the U.S. market will be suspended on or around September 19, 2005 and the termination of the ADR program and that the delisting will be consummated by the end of the second half of 2005. These actions may have a negative effect on the market price of our ADSs and the underlying common shares, as trading will be limited to our common shares in the Mexican Stock Exchange. Both Iusacell and Iusacell Celular have publicly-traded debt securities registered before the Securities and Exchange Commission (SEC).

        We furnish annual reports before the SEC, as well as any other information that could be applicable from time to time.

        We furnish annual reports and financial information before the Mexican Securities and Banking Commission and the Mexican Stock Exchange. We also provide relevant information to the markets in Mexico and the U.S. in terms of the securities legislation.

        In the last three fiscal years and as of the date of filing of this Annual Report, we have furnished the information mentioned in paragraphs above, completely and in a timely matter.

        e)  SIGNIFICANT CHANGES TO THE SECURITIES REGISTERED UNDER THE REGISTRY

        On June 1, 2005, an extraordinary shareholders' meeting approved the termination of our ADR program and the subsequent delisting of our ADSs from The New York Stock Exchange. We anticipate that the trading of the ADRs in the U.S. market will be suspended by or around September 19, 2005 and that the termination of the ADR program and the delisting will be consummated by the end of the second half of 2005. These actions may have a negative effect on the market price of our ADSs and the underlying common shares, as trading will be limited to our common shares in the Mexican Stock Exchange.

        f)  USE OF PROCEEDS

        Not applicable

        g)  PUBLIC DOCUMENTS

        We will provide without charge to each person, a copy of this Annual Report, upon written or oral request. Written requests for such copies should be directed to Grupo Iusacell, S.A. de C.V., Montes Urales 460, Colonia Lomas de Chapultepec, 11000 Mexico, D.F., Attention: Jose Luis Riera Kinkel, Chief Financial Officer. E-mail requests may be directed to investor.relations@iusacell.com.mx. Telephone requests may be directed to 555-109-5927.

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

                2.  THE COMPANY

        a)  HISTORY AND DEVELOPMENT OF THE ISSUER

        Grupo Iusacell, S.A. de C.V., which was known as Nuevo Grupo Iusacell, S.A. de C.V. until February 29, 2000, is a holding company that is a sociedad anonima de capital variable with indefinite life organized under the laws of Mexico on August 6, 1998. Grupo Iusacell Celular, S.A. de C.V., the principal operating subsidiary of Iusacell, which was known as Grupo Iusacell, S.A. de C.V. until February 29, 2000, is a sociedad anonima de capital variable with indefinite life organized under the laws of Mexico on October 6, 1992.

        Iusacell's commercial name is "Grupo Iusacell," but our operating subsidiaries market their products under the single Iusacell(TM) brand name. Iusacell currently operates primarily in Mexico under Mexican legislation, including, among others, the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), the Mexican Securities Market Law (Ley del Mercado de Valores) and the Mexican Companies Law (Ley General de Sociedades Mercantiles).

        We have a national footprint in Mexico. Iusacell Celular, through its subsidiaries, is primarily engaged in the wireless telecommunications business and holds concessions to operate cellular telephone systems in five contiguous market regions in central and southern Mexico, and to provide long distance service nationwide. Iusacell PCS, S.A. de C.V., which we refer to as Iusacell PCS, another operating subsidiary of Iusacell and Iusacell PCS de Mexico, S.A. de C.V., which we refer to as Iusacell PCS de Mexico, now hold concessions to provide fixed and mobile wireless telephony services using PCS technology on a nationwide basis in Mexico, as a result of the award by the SCT in April 2005 of seven concessions for its remaining regions.

        On July 29, 2003, MovilAccess, a Mexican telecommunications service provider controlled by Mr. Salinas Pliego, completed a public tender offer in Mexico and the United States, pursuant to which it acquired 74.6% of all outstanding capital stock of Iusacell. In December 2003, we completed a reverse stock split whereby shareholders received one new share of common stock in exchange for 20 series A or V shares.

        In 2004, excluding the effects of inflation accounting, capitalized interest and certain non-cash trade-in credits, we invested U.S.$40.2 million in capital expenditures, primarily to increase the coverage, improve the quality and enhance the features of our cellular and long distance network, and to improve our billing and customer care systems. See Item 3, "Financial Information - Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer - Financial Situation, Liquidity and Capital Resources--Capital Expenditures."

        During the first quarter of 2005, we invested approximately U.S.$15.1 million in our cellular regions to expand our coverage, and upgrade our 3G coverage network. In 2005, we plan to invest a total of approximately U.S.$50.1 million in capital expenditures, not including capitalized interest, to acquire, build out and operate our PCS network, to increase the coverage and improve the quality of our cellular and long distance networks in the central regions and to expand our advanced data network capabilities in certain key cities. Our ability to carry out these capital expenditures depends on obtaining sufficient funds. It is unclear whether we will be able to obtain the required funds from operations and vendor and other financing. In particular, we cannot assure you that we will be able to complete a successful restructuring of our indebtedness. See Item 1, "General Information--c) Risk Factors--Risk Factors Relating to our Liquidity--We may be unable to fund our capital expenditure programs which are critical for us to

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

compete or pursue business opportunities" and Item 3, "Financial Information - Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer - Financial Situation, Liquidity and Capital Resources--Capital Expenditures."

        Our principal executive offices are located at Montes Urales 460, Colonia Lomas de Chapultepec, Delegacion Miguel Hidalgo, 11000, Mexico, D.F. Our telephone number is (5255) 5109-4400. Our Internet website address is www.iusacell.com. The information on our website is not incorporated into this Annual Report.

        b)  BUSINESS DESCRIPTION

        We are a wireless telecommunications services provider in Mexico with nearly 1.5 million mobile wireless customers at December 31, 2004, approximately 76.0% of which are prepaid customers. We hold concessions in the 800 megahertz
(MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico, and in the 1900 MHz band to provide PCS wireless services nationwide.

        We provide digital service using Code Division Multiple Access ("CDMA") technology, the highest-capacity commercial digital technology available in the 800 and 1900 MHz frequency bands. In January 2003, we launched the country's first CDMA2000 1XRTT voice and high-speed data network in Mexico City. With this advanced network, we increased voice capacity and are able to offer subscribers new data services, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services.

        Our subscriber base as of December 31, 2004 was 1,462,740. Of these subscribers, 350,847 were postpaid customers who purchase mobile telephony services pursuant to fixed-term contracts, and the remaining 1,111,893 were prepaid customers who pay for their mobile telephony services in advance primarily through the purchase of prepaid airtime.

        Since July 29, 2003, Iusacell has been under the management control of MovilAccess. MovilAccess consultants and personnel have been integrally involved in managing Iusacell's day-to-day operations and defining and implementing Iusacell's business strategy. MovilAccess currently holds 74.6% of Iusacell's capital. See Item 4, "Management - c) Directors and Shareholders." Prior to the acquisition by MovilAccess of its equity interest in Iusacell, Iusacell had been under the management control of Verizon and Vodafone.

THE TELECOMMUNICATIONS INDUSTRY IN MEXICO

Mobile Telephony Services

        The Mexican government initiated its efforts to liberalize the telecommunications industry in 1989, dividing Mexico into nine geographic regions for the provision of cellular service. In order to provide an alternative for cellular customers, two concessions were granted in each region, one to Telcel, the cellular subsidiary of Telmex, and the other to an independent operator. In addition, Telmex was required to interconnect all cellular operators to its network in an effort to facilitate competition.

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

        The nine cellular geographic regions are described in the table below.

    REGION
    NUMBER                  GEOGRAPHICAL COVERAGE                         MAJOR CITIES IN THE REGION
    ------   --------------------------------------------------   -----------------------------------------
      1      The states of Baja California and Baja California    Tijuana, Mexicali, Ensenada, Tecate and
             Sur and the municipality of San Luis Rio Colorado    La Paz.
             in northwestern Sonora state.
      2      The states of Sonora and Sinaloa (except for the     Hermosillo, Ciudad Obregon, Culiacan and
             municipality of San Luis Rio Colorado in             Mazatlan.
             northwestern Sonora).
      3      The states of Chihuahua and Durango and the          Ciudad Juarez, Chihuahua, Durango, Gomez
             municipalities of Torreon, Francisco I. Madero,      Palacio and Torreon.
             Matamoros, San Pedro and Viesca in the state of
             Coahuila.
      4      The states of Tamaulipas, Nuevo Leon and Coahuila    Monterrey, Saltillo, Tampico, Ciudad
             (except for the municipalities of Torreon,           Victoria, Nuevo Laredo, Reynosa and
             Francisco I. Madero, Matamoros, San Pedro and        Matamoros.
             Viesca).
      5      The states of Colima, Jalisco (except for 12         Guadalajara (Mexico's second largest
             municipalities in northeastern Jalisco), Michoacan   city), Morelia, Tepic, Colima and
             and Nayarit.                                         Manzanillo.
      6      The states of Aguascalientes, Guanajuato,            Aguascalientes, Leon, Queretaro, San Luis
             Queretaro, San Luis Potosi and Zacatecas and 12      Potosi and Zacatecas.
             municipalities in northeastern Jalisco.
      7      The states of Guerrero, Oaxaca, Puebla, Tlaxcala     Puebla, Acapulco, Veracruz and Oaxaca.
             and Veracruz.
      8      The states of Yucatan, Quintana Roo, Campeche,       Merida, Cancun, Villahermosa, Campeche,
             Chiapas and Tabasco.                                 Tuxtla Gutierrez and San Cristobal de las
                                                                  Casas.
      9      The states of Mexico, Hidalgo and Morelos and the    Mexico City, Toluca, Cuernavaca and
             Federal District.                                    Pachuca.

        The same nine geographic regions apply for the provision of PCS service. However, cellular regions 5, 6, 7 and 8 correspond to PCS regions 6, 7, 8 and 5, respectively.

        In December 1990, the Mexican government initiated the privatization of Telmex, which was then the sole provider of landline local and long distance service and competing in Cellular B-band cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium's voting interest, SBC Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and completed the sale process in June 1994. In 2001, Telcel and other wireless international subsidiaries of Telmex were spun-off from Telmex to form a new company named America Movil, S.A. de C.V., which is known as America Movil.

         Telcel holds the Cellular B-band and PCS D-band concessions in each of the nine cellular regions and is Mexico's largest mobile wireless operator. Our subsidiaries hold the Cellular A-band concession in cellular regions 5, 6, 7, 8 and 9 and the PCS E-band concession in regions 1 and 4 and the 1900 MHz band concession for the remaining PCS regions. Telefonica holds, through subsidiaries, the Cellular A-band concessions for regions 1, 2, 3 and 4 and PCS band concessions nationwide. Unefon, our affiliate, has a nationwide PCS band concession.

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

Underserved Telecommunications Market

        Despite the significant increase in wireline and wireless penetration in Mexico in recent years, we believe that there remains a substantial unmet demand for telephone services in Mexico. According to COFETEL, as of December 31, 2004, there were approximately 17.1 wireline telephone lines per 100 inhabitants in Mexico, which is lower than the teledensity of some other Latin American countries and substantially lower than those of developed countries such as the United States. Due to the relatively low wireline penetration in developing countries such as Mexico, increases in the level of wireless penetration in these countries may be partly attributable to users who purchase wireless services as a principal means of telecommunications.

        On May 1, 1999, Mexico implemented the "calling party pays" modality for local calls, or CPP, which has been implemented in most Latin American and European countries. Calling party pays is a wireless telephony payment structure in which the party that places a call to a wireless telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to that call. The introduction of CPP triggered growth in wireless penetration, particularly in the prepaid segment and wireless traffic.

i) PRINCIPAL ACTIVITY

OUR MOBILE TELEPHONY SERVICES

History and Overview

        We became the first Mexican provider of cellular telecommunications services in 1989, when we commenced operations of our Cellular A-band network in region 9. Through a series of transactions from 1990 to 2002, we acquired 100% beneficial ownership interests in the entities which hold the Cellular A-band concessions in regions 5, 6, 7, and 8. In December 2001, we initiated the commercial launch of our PCS services in the cities of Tijuana and Monterrey in regions 1 and 4 in northern Mexico. In April 2005, we obtained the 1900 MHz band concessions for the remaining PCS regions, achieving a national footprint.

        We offer wireless communications services in a variety of plans, which are divided into two basic groups: either "postpaid," where the customer is billed monthly for usage during the previous month based on a fixed-term contract, or "prepaid," where the customer pays in advance for a specified volume of usage over a specified period.

Postpaid Services

        As of December 31, 2004, postpaid subscribers totaled 350,847, comprising 24.0% of our customer base. Nominal average monthly mobile telephony revenue per subscriber (ARPU) in this segment was Ps.840.3 for 2004.

        We offer a number of value-added services designed specifically to fulfill the demands of postpaid subscribers, such as voicemail, call forwarding, call waiting, three-way calling and secretarial services. We also provide news, sports and entertainment reporting, emergency road and legal services, and purchasing services for items or products such as concert tickets, bus tickets, pizza and drugstore products. Moreover, CDMA digital postpaid customers have available caller identification, short message service and multimedia services. In July 2004, we launched 3G services based on our third generation network, which offers to subscribers with 3G handset features such as transfer of ring tones, images, games, email, chat, multimedia messaging and push-to-talk over cellular (POC), among other services, in cities with 1XRTT coverage. In addition, we plan to launch other value-added services such as location-based
(LBS) (whereby a subscriber can find

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

directions to places or locate another subscriber's handset) and mobile office services, a Blackberry-like service. We believe that these value-added services help increase postpaid subscriber usage and also enhance our market image as a full service mobile telephony provider.

Prepaid Services

        As of December 31, 2004, prepaid customers (including public and rural telephony) totaled 1,111,893, comprising 76.0% of our customer base. Prepaid ARPU was Ps.140.2 for 2004.

        In contrast to postpaid subscribers, prepaid customers typically generate lower levels of usage, have access to a limited number of value-added services, or may choose to purchase a handset with preloaded minutes. Prepaid customers often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan mobile telephony services. Customers may purchase airtime credit with cash or credit or debit card. Customers may make their purchases at a distributor's point of sale, at our customer sales and service centers, through automated teller machines, through our website or by phone.

        The prepaid program markets four different prepaid cards, each of which credits a specific peso denomination worth of airtime usage over a specified period of time. For purchases through automated teller machines, we offer two specific peso denominations of virtual air time. We charge for outgoing calls, as well as long distance incoming calls and roaming services.

        A prepaid customer ceases to be considered a customer of Iusacell when a specified period of time has elapsed since the customer purchased and activated, or last added credit to his or her last prepaid card, or last received an incoming call. The customer's telephone number is then deactivated, and the customer is considered to have turned over.

Roaming

        Through our roaming agreements with other operators, we offer nationwide roaming service to our prepaid and postpaid mobile telephony subscribers, and international service only to our postpaid subscribers. Through these agreements, subscribers can make calls from any location in Mexico served by a Cellular A-band or PCS band operator, and can receive a call made to the subscriber's number (automatic call delivery) regardless of the region in Mexico in which the subscriber is located. We also provide mobile telephony services to all subscribers of our roaming partners in Mexico while such subscribers are temporarily located in a region served by Iusacell.

        An operator (a host operator) providing service to a subscriber of another operator (the home operator) temporarily located in the host operator's service region (an in-roamer) earns usage revenue. We bill the home operator of an in-roamer for the in-roamer's usage in our service region. In the case of roaming by an Iusacell subscriber in the region of a host operator (an out-roamer), Iusacell is billed by the host operator for the subscriber's usage. We remit the billed amount to the host operator and bill our own customer, the out-roamer. As a result, we retain the collection risk for roaming charges incurred by our own subscribers. Conversely, roaming charges billed by Iusacell for in-roaming usage by subscribers of other operators are the responsibility of those operators. Roaming charges between wireless operators are settled monthly.

        Interconnection charges owed to Telmex and long-distance charges owed to long distance carriers as a result of roaming are the responsibility of the host operator. In-roaming fees and usage revenue represented 3.1% of our total revenues during 2004. Out-roaming charges represented 2.8% of Iusacell's total revenues during 2004.

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

        We have more than 60 agreements with U.S., Canadian, Latin American and other foreign operators to provide our subscribers with international roaming capabilities, including automatic call delivery without the need to dial an access code. These operators include Verizon Wireless, AT&T Wireless, Sprint and Cingular Wireless, among others. Currently, our customers are able to roam in over 2,000 municipalities in the United States and Canada, as well as in more than 180 other countries around the world.

OUR LONG DISTANCE SERVICES

        In August 1996, we became one of Telmex's first competitors in long distance service when we began to provide long distance services to our mobile telephony subscribers in Mexico pursuant to a 30-year concession.

        We currently provide long distance service using our own switches and transmission equipment and a combination of fiber optic lines, microwave links and lines leased from Telmex and other carriers. At December 31, 2004, we provided long distance service in 52 cities to 1,471,246 customers, substantially all of which were existing customers of our mobile telephony services. We obtained an exemption from COFETEL that allows us not to make available to our mobile telephony customers the services of other long distance carriers. We cannot assure you that COFETEL will not rescind this exemption in the future. Revenues related to long distance services represented 5.7% of our total revenues for 2004, not including dark fiber optic cable sales.

        We have been able to reduce our capital investment for our long distance business by entering into fiber optic cable swaps with three other long distance companies between 1998 and 2002. We acquired fibers in the long distance fiber optic networks built by Marcatel, S.A de C.V., Bestel, S.A de C.V., and Telereunion S.A de C.V, in central, northern and eastern Mexico, in exchange for fibers in the long distance fiber optic network we completed in central and western Mexico. As a result, we obtained redundancy in central Mexico and access to the United States border and eastern Mexico at minimal cost.

        We also exchange international long distance traffic with AT&T and Teleglobe USA, Inc. These arrangements give us two alternative routes to deliver international long distance traffic. In March 2002, the United States Federal Communications Commission granted to Iusatel USA Inc., our U.S. subsidiary, a
Section 214 authorization that allows us to provide facilities-based and resale telecommunications services within the United States. We have international termination traffic contracts with U.S. carriers.

OUR OTHER SERVICES

Short Message Service (SMS) and Multimedia Message Service (MMS)

        In December 2003, Iusacell entered into an agreement with all other Mexican mobile telephony companies to allow our respective customers to exchange short messages. We also have agreements with almost every carrier in the United States and Canada, which allow our subscribers to send and receive short messages from U.S. and Canadian mobile phone customers. In addition to basic SMS services, we offer SMS premium services with content from television broadcasting companies and radio stations. Through SMS premium, subscribers can receive sports and weather information, news, jokes and can participate in contests, among other things.

        In 2004, SMS represented 2.0% of our total revenues. We cannot yet estimate whether short messages have had or will have an adverse impact on the volume of voice calls and therefore in our revenues.

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

        In the second half of 2004, we launched MMS services. Through MMS, subscribers can send messages that include pictures, video and sound to another MMS handset, email account or internet portal. We believe that MMS may experience significant growth in the second half of 2005.

Paging

        On December 14, 1995, Iusacell Celular and Infomin, S.A. de C.V., which we refer to as Infomin, formed Infotelecom, S.A. de C.V., which we refer to as Infotelecom, as a joint venture to market national and international paging services. Iusacell Celular owns 49% of Infotelecom. See "--Government Regulation--Paging."

        At December 31, 2004, Infotelecom had 3,186 paging customers and provided service in 30 cities including Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca, Queretaro, Leon, and Ciudad Juarez. Our revenues from paging services represented less than 1% of total revenues for 2004. We do not consider paging to be an area of growth because of competition from short message services.

Public and Rural Telephony and Fixed Local Wireless Telephony

        We operate public and rural telephony programs, using available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths and rural areas. The provision of services in this way fulfills the terms of our concessions for the provision of cellular telephony service and uses our cellular network to provide telecommunications coverage in areas with little or no basic service. As of December 31, 2004, we had 40,597 cellular telephones in service under our public and rural telephony programs.

        We also provide, on a trial basis pending approval from the Mexican Ministry of Communication and Transportation (Secretaria de Comunicacion y Transporte, or SCT), fixed local wireless service in the 450 MHz frequency band in selected markets in cellular region 9. As of December 31, 2004, we had 2,431 customers. See "--Concessions and Permits--Fixed Local Wireless Telephony."

        Revenues from public and from rural telephony and fixed local wireless telephony represented 1.0% of total revenues in 2004.

Data Transmission

        We provide mobile and fixed data transmission services. We offer three types of services: (i) private lines such as E-1, E3/DS3 and STM1 directly to carriers and large corporate customers; (ii) Internet access to carriers and Internet service providers; and (iii) digital multiservices connection to customers' private branch exchanges ("PBX") to reduce costs for local and long distance calls to corporate customers.

        In January 2003, we commercially launched Mexico's first CDMA2000 1XRTT voice and high-speed mobile data network in Mexico City. We completed the upgrade of our network to this technology in the second half of 2004. With this advanced network, we have increased our voice capacity and are able to offer subscribers new data services such as high-speed access for internet, intranet, e-mail, instant messaging, and multiple download for multimedia applications and M2M solutions at speeds of up to 144 kilobits per second (kbps).

        During the latter part of 2003 and early 2004, we completed the technical testing stage of different platforms to offer voice over IP services in the modality of groups, commercially known as "push to talk" features. We

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

are currently awaiting authorization from COFETEL to introduce these features. In addition, we plan to start the upgrade of our network to EVDO technology, offering data services for bandwidth velocity of up to 2.4 Megabits per second, video streaming and access to television channels, among other things.

        Revenues from data transmission services represented 0.5% of total revenues in 2004.

SEASONALITY

        Our business is not materially affected by seasonality.

Advertising

        From time to time, we launch advertising campaigns that emphasize the benefits of our products and services, which we believe strengthen our brand name. We also undertake promotional campaigns to support the launching of new products.

CUSTOMER SERVICE

        Postpaid and prepaid customers can access dedicated support by dialing *611, a toll-free number or a local number. In the fourth quarter of 2003, we outsourced our call center operations to an affiliate of MovilAccess, our controlling shareholder. This outsourcing has enabled us to reduce operational costs. See Item 4, "Management - b) Related Party Transactions and Conflict of Interest - Teleactivos Call Center Services."

        Customer service representatives are equipped to answer questions regarding services and products 24 hours a day, seven days a week. We train customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. In May 2003, we redesigned our compensation plan to motivate our customer service force by compensating it based on performance, rather than having only a fixed salary structure, as was the case before. In September 2004, we streamlined our automated voice servicing platform to give customers quicker access to a service agent.

        We also implemented a loyalty and retention program. This program includes welcome calls and first invoice calls. We also make outreach calls to customers whose contracts are ending or who choose to terminate service, offering them a range of alternative service plans based on their profile to encourage contract renewal. Recently, we implemented a "points" rewards program for postpaid and prepaid customers to encourage loyalty.

        In the second half of 2004, we implemented a software application that reduces complexities in providing customer service by avoiding interaction with multiple applications, and compiles customer contact history information under one single system. This application allows us to provide better customer service for postpaid subscribers.

PRICING

General

        We offer a variety of flexible pricing options for our mobile telephony customers. The primary components of the postpaid pricing plans include monthly fees, additional per-minute usage charges and a number of included minutes per month. The prepaid program markets cards which credit peso amounts to a customer's account. The cards can be used for a period of 30 or 60 days. See
Item 2, "The Company - b) Business Description - i) Principal Activity--Mobile Wireless Services--Prepaid Customers." Most of the postpaid plans include a selection of free handsets. The prepaid plans do not provide free handsets.

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

        We continually review market pricing in order to maintain a competitive offer and attract customers from our target market. As a result, constant adjustments to meet market and competitive conditions may require that we increase or decrease prices over short periods of time. In the past, we have been unable to increase prices to match increases in inflation due to competitive pressures.

Postpaid Plans

        The postpaid pricing plans are designed to target primarily high and moderate usage postpaid subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of minutes, value-added services, a free high-end handset and lower per minute airtime charges. Moderate and lower-usage subscribers typically prefer pricing options which have a lower monthly charge, fewer minutes included, a less expensive handset (but still with subsidy) and higher per minute airtime charges than those options chosen by high-usage customers.

        In December 2003, we launched a new set of postpaid value plans aimed to position us as the best alternative for the high-value market segment. These new postpaid plans were designed according to the needs of targeted consumer segments and are supported by advertising and marketing campaigns.

        We also offer multi-line plans designed to fit the communications needs of small groups of users. In addition, special cross-border plans are offered to PCS region 1 and region 4 subscribers whereby they can place lower priced calls across Mexico, the United States and Canada. Finally, in PCS regions 1 and 4 and cellular region 8, we offer local plans with competitive per minute pricing.

        For our corporate customers, we offer either a flexible combination of our various service packages at a volume rate or a large pool of minutes that can be shared among all users at a competitive per minute price.

Prepaid Plans

        In contrast to postpaid subscribers, prepaid customers typically generate lower levels of airtime usage, have access to a limited number of value-added services, often already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan services.

        Our prepaid services, which we market as "VIVA" plans, provide for automated reactivation and value-added services such as voice-messaging. We currently offer our VIVA prepaid cards in denominations of Ps.100.0, Ps.150.0, Ps.200.0 and Ps.300.0. We also offer virtual airtime in denominations of Ps.500 and Ps.1,000 through automated teller machines and in stores operated by Elektra and Salinas y Rocha, S.A. de C.V., and other national retail chains that are our affiliates. In February 2003, we introduced new prepaid cards with an aggressive price per minute structure designed to avoid becoming subject to a new tax on prepaid mobile telephony services imposed by Mexican tax authorities. This tax has since been rescinded pursuant to an injunction.

Hybrid Plans

        In 2000, we launched a hybrid plan which featured elements of postpaid and prepaid plans targeted at the lower socio-economic segment of the population, which generally wants the communications services of a mobile telephone but wants to control usage. In March 2003, we discontinued the

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

hybrid plans because of the high level of churn experienced. However, due to demand from customers, we reintroduced hybrid plans in January 2004. We have increased the monthly fees charged for hybrid plans in an effort to minimize churn.

ACTIVATION, BILLING AND COLLECTION PROCEDURES

        We can activate a phone within 15 minutes or less for any prepaid and postpaid customers through the use of new technologies such as Over The Air Service Provisioning. For postpaid customers who intend to pay their monthly charges either with a credit card or in cash there is an automatic credit scoring process prior to the delivery and activation of a mobile telephone. The deposit requirements are determined automatically based on the risk profile resulting from the credit scoring.

        We have also implemented a system to monitor MOU levels and the number of calls to certain geographic areas in order to identify abnormal usage by postpaid subscribers. When abnormal usage is detected, we contact the subscriber to determine whether such usage has been authorized. We believe that these procedures are effective in reducing the number of billing disputes with subscribers and losses due to fraud.

        Billing is currently administered using five different billing systems, including:

            . a mobile telephony customer care and billing system provided by Schlumberger Distribution Mexico, S.A. de C.V., which we also use for our 450 MHz fixed local wireless business,

            . one point of sale system that provides billing, administration and control features,

            .   a proprietary residential long distance system,

            . a proprietary system for high-volume business long distance customers, and

            .   a system for paging customers.

        We compile billing information from our switches by electronic transfer on a half-hour basis for processing by our billing systems. We have measures in place that enable us to recover billing information that may be lost as a result of disasters.

        We invoice our postpaid customers at the end of each month for the previous month's service. All customers have 19 credit days, after which they receive an overdue balance notification, except for a select number of postpaid customers distinguished by volume, which customers are allowed to a longer credit period. Our payment policy stipulates that after 60 days of non-payment, lines are suspended, and after 120 days of nonpayment, these lines are disconnected and considered as delinquent accounts.

        We mitigate our credit exposure in seven ways:

            . by obtaining a credit report from the National Credit Bureau (Buro Nacional de Credito), a Mexican affiliate of TransUnion Corporation for those customers not found in our internal database;

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

            . by performing an automatic credit scoring and depending on the risk profile, we may require our customers to prepay a certain number of monthly fees or even the cost of the handset;

            .   by requiring payment to be made by credit card;

            . by establishing credit limits and portfolio segmentation, according to customers' credit quality;

            .   by requiring full payment at the time of purchase of a handset;

            .   by offering prepaid services, which eliminate all credit risk;
                and

            . by applying additional collection procedures according to a customer's prior payment behavior.

        For 2004 we reserved approximately 2.3% of our revenues for doubtful accounts. We record a revenue provision based on historical trends, by applying a percentage to the amounts outstanding for those postpaid customers who have fallen behind on their payments and whose service had been partially suspended. We permit incoming call service and continue to charge monthly fees to suspended customers for an additional two months, but reserve a substantial portion of the monthly fees as a revenue provision.

CHURN AND TURNOVER

Postpaid Churn

        Postpaid churn measures both voluntarily and involuntarily disconnected subscribers. Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. Voluntarily disconnected subscribers encompass subscribers who choose not to continue with Iusacell postpaid services or choose to migrate to one of our prepaid options. Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet Iusacell's payment requirements.

        Average monthly postpaid churn for 2004 was 2.76%. To reduce churn, we have implemented retention and loyalty program that includes the proactive calling of customers as well as the development of specific retention offers to address specific problems.

Prepaid Turnover

        We evaluate alternative methods of determining prepaid customer turnover on an ongoing basis, as the current method is dependent upon, among other things, the number of days without use we permit before deactivating a phone number.

        Under our current policy, prepaid customers have 30 or 60 days, depending on the prepaid amount, to use an activated prepaid card, activate a new card or otherwise replenish the airtime in their account. If the customer has not activated a new card or replenished the airtime in its account at the end of 30 or 60 days, the balance of the customer's account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 90 days. During this 90-day period, a prepaid customer will be able to receive incoming calls, but not to make outgoing calls. Once the 90-day period lapses, and unless the customer has activated a new card, replenished the airtime in its account or received incoming calls, the customer's telephone number is deactivated. This 90-day period can be extended by

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receiving incoming calls, up to a maximum of 300 or 330 days, depending on the prepaid amount replenished. At the end of such 300- or 330-day period, unless the customer has replenished the airtime in its account, the telephone number is deactivated.

        In the third quarter of 2003, we made certain changes to our activation and turnover policies aimed at providing greater transparency and focusing on active customers. We reduced the period during which a prepaid customer can receive incoming calls but cannot make outgoing calls from 305 and 275 days (depending on the amount of airtime charged) to the current 90 days. Through this policy change, in the third quarter of 2003 we identified and wrote off approximately 437,000 existing prepaid customers who had not utilized our service nor received income calls for more than 90 days. In the fourth quarter of 2003, we wrote off approximately 135,000 additional lines. We also reduced the initial period for spending an activated prepaid card and activating a new card from 60 or 90 days, depending on the prepaid plan, to the current 30 and 60 days.

        Average monthly prepaid turnover for 2004 was 4.31%.

ii) DISTRIBUTION CHANNELS

SALES, MARKETING AND DISTRIBUTION

        Our marketing strategy is directed to achieve profitable growth, focused primarily on our mobile telephony business. We have focused our sales and marketing strategy on innovative products and value-added services for digital postpaid and prepaid customers, defined as the person who utilizes and depends on mobile telephony communications on a daily basis. Our mobile telephony subscribers are classified according to five different usage profiles. We are implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment and to increase airtime usage.

        We currently target the various segments of our subscriber base through various sales and distribution channels. Our sales force plan provides for continuous training, a basic salary and monetary incentives to encourage our sales force to activate profitable and loyal accounts, cross-sell the full complement of our service offerings and maintain our standards in advertising, promotions and customer service.

        During the second half of 2004, we implemented a regional sales and marketing strategy, whereby each region is treated as an independent business unit, with marketing campaigns and sales channels tailored to the characteristics of each region.

Customer Sales and Service Centers

        Our customer sales and service centers offer one-stop-shopping for a variety of mobile wireless services and accessories. Walk-in customers can subscribe to mobile telephony service postpaid plans, purchase prepaid cards, sign up for long distance service and purchase equipment such as handsets and accessories. Certain of our stores also offer face-to-face customer service. We currently have a total of 119 customer sales and service centers, 109 of which are managed by Elektra and ten of which are managed by us.

        In an effort to control costs, during 2003 we closed 17 centers. Our affiliate Elektra, a retail house appliances chain with significant experience in the operation of retail points of sale, has assumed the operations of 109 of our centers and also offers some of its products in the premises. See Item 4, "Management - b) Related Party Transactions and Conflict of Interest - Elektra Operation and Management of our Customer Sales and Service Centers."

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Corporate Sales Force

        To service the needs of our corporate customers, we have created a direct sales force, which, at December 31, 2004, included 68 full-time sales representatives. These direct sales representatives are distributed throughout Mexico to deliver personalized service. This group of trained representatives seeks to increase sales by:

            . aggressively pursuing sales opportunities in the corporate segment;

            . "bundling" combinations of services into customized packages designed to meet customers' requirements;

            . developing and marketing new services to satisfy the demands of such customers; and

            . educating corporate purchasing managers about alternative pricing plans and services.

Independent Distributors

        We maintain relationships with a broad network of exclusive distributors and national retailers. At December 31, 2004, these distributors and retailers sold all of our products at 1,154 points of sale in Mexico, down from 1,315 points of sale a year before. This decrease was due primarily to the termination of relationships with distributors with low productivity. Our prepaid cards were distributed at near to 60,000 points of sale, up from 56,450 points of sale a year before. The increase in prepaid cards points of sale is mainly due to the commencement of the distribution of our prepaid cards by Elektra in August 2003 and Coppel in September 2003, two national retail house appliances chains. See
Item 4, "Management - b) Related Party Transactions and Conflict of Interest--Elektra Marketing and Sales Services."

        In order to ensure that our standards are maintained at all distribution points, we provide assistance to our distributors in training, promotions and advertising. We also provide them with information on our customer base to allow the distributors to service our customers effectively. In particular, in May 2004 we launched a web site for our exclusive distributors which enables them to offer almost all of the current services that we provide at our customer sales and service centers such as prepaid and postpaid activations, upgrades, payments, copies of invoices and changes to user plans.

Commission Sales Agents

        In the past, we retained commission agents as a flexible sales force in all of our mobile telephony regions. The agents functioned as mobile telephony service brokers for us, working out of their own premises. These agents provided additional distribution outlets with limited support from Iusacell. At December 31, 2004, we had 18 commission agents.

Telemarketing

        From time to time, we engage telemarketing service providers as a direct marketing mechanism or to follow up on targeted outbound calls and receive calls through an 800 number. In recent months, we have used telemarketing as a tool to reach out to prospective customers. Prospective customers are assigned to our corporate sales force when more than 20 lines are requested and to an exclusive distributor when less than 20 lines are requested. Our policy is to call the prospective customers within 24 hours after we receive a call at our 800 number asking for information about our products.

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

The telemarketing force is knowledgeable as to our products specifications, but our corporate sales force or the exclusive distributor close the sale. See Item 4, "Management - Related Party Transactions and Conflict of Interest - Teleactivos Call Center Services."

Electronic Means

        We have implemented four electronic tools for the sale of prepaid airtime without the purchase of a prepaid card:

            .   sales through automated teller machines,

            .   sales over the phone by dialing *AIRE,

            .   sales through our website - www.iusacell.com, and

            .   sales through specific points of sale.

        Sales at ATM machines are charged against our customer's bank account by using a personal identification number. We have implemented ATM sales at Banco Azteca, Banamex-Citibank, BBVA Bancomer, Scotia Bank Inverlat and HSBC. Sales using *AIRE and our website are charged to our customer's credit or debit card.

        For sales through specific points of sales, customers can purchase airtime at certain exclusive distributors by simply giving their phone number.

iii) PATENTS, LICENSES, TRADE MARKS AND OTHER AGREEMENTS

        Iusacell does not undertake research and development activities. Iusacell's commercial name is "Grupo Iusacell," but our operating subsidiaries market their products under the single Iusacell(TM) brand name. We also market our prepaid products under the brand VIVA de Iusacell.

MATERIAL CONTRACTS

Concessions

        We conduct our mobile telephony and other services pursuant to concessions granted by the Mexican government.

CONCESSIONS AND PERMITS

        To provide public telecommunications services in Mexico through a public network, the service provider must first obtain a concession from the SCT. Pursuant to the 1995 Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for radioelectric spectrum may not exceed a term of 20 years. Concessions may be extended for a term equivalent to the term for which the concession was originally granted, but not to exceed such 20- or 30-year limit, as the case may be. Concessions specify, among other things:

            .   the type of network, system or service;

            .   the allocated spectrum, if applicable;

            . the geographical region in which the holder of the concession may provide the service;

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

            .   the required coverage program;

            .   the term during which such service may be provided;

            . the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

            . any other rights and obligations affecting the concession holder.

        In addition to concessions, the SCT may also grant permits for (i) establishing, operating or exploiting telecommunications services not constituting a public network (i.e., reselling) and (ii) installing, operating or exploiting transmission-ground stations. There is no specified maximum term for permits. Under the 1995 Telecommunications Law, only registration with the SCT is required to provide value-added telecommunications services.

        Under the 1995 Telecommunications Law and the 1993 Foreign Investment Law (Ley de Inversion Extranjera), concessions may only be granted to Mexican individuals and to Mexican corporations in which non-Mexicans hold no more than 49% of their voting shares or which are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Economy. The Mexican Foreign Investment Commission ruled, upon application of Unefon, that concessions for PCS services should be treated identically to concessions for cellular services for foreign investment purposes. There are no foreign investment participation restrictions with respect to operations conducted under permits.

        A concession or a permit may be terminated pursuant to the 1995 Telecommunications Law upon:

            .   expiration of its term;

            . resignation by the concession holder or the permit holder;

            .   revocation;

            .   expropriation; or

            . dissolution or bankruptcy of the concession holder or the permit holder.

        A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

            .   unauthorized or unjustified interruption of service;

            . the taking of any action that impairs the rights of other concessionaires or permit holders;

            . failure to comply with the obligations or conditions specified in the concession or permit;

            . failure to provide interconnection services to other holders of telecommunications concessions and permits;

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

            . loss of the concession or permit holder's Mexican nationality in instances in which Mexican nationality is legally required;

            . unauthorized assignment, transfer or encumbrance of the concession or permit, of any rights under the concession or permit or of assets used for the exploitation of the concession or permit;

            . failure to pay to the Mexican government its fee for the concession or permit or, where applicable, its participation in the revenues of the holder of the concession or permit; or

            . participation of any foreign government in the capital stock of the holder of the concession or permit.

        In addition, the SCT may establish for any concession further events which could result in revocation of that concession.

        The Mexican government, through the SCT, may also temporarily seize all assets related to a concession or permit in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. In addition, the Mexican government has the statutory right to expropriate a concession and assets related to its exploitation for public interest reasons. Under Mexican law, the Mexican government is obligated to compensate the owner of the assets in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government temporarily seizes such assets, it must indemnify the concession or permit holder for all losses and damages, including lost revenues.

        In the case of an expropriation, the amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the amount appraised, it may initiate judicial action against the Mexican government. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, the determination will be made by an independent appraiser. Iusacell is not aware of any instance in which the SCT has exercised any of these powers in connection with a cellular company.

The Original Concession

        Our right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in region 9, is based upon a concession granted on April 1, 1957, as amended, which we refer to as the Original Concession, to Servicio Organizado Secretarial, S.A., which merged into SOS Telecomunicaciones, S.A. de C.V., one of our wholly-owned subsidiaries, which we refer to as SOS. The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of renewal. See Item 1, "General Information--c) Risk Factors--Risk Factors Relating to Doing Business in Mexico--The Mexican government may impose additional conditions on our concessions or may take them away."

        In consideration for the Original Concession, SOS must make payments to the Mexican government equal to 5% of all gross revenues derived from services provided through its region 9 cellular network and payments in an amount equal to the greater of (i) 4% of all gross revenues and (ii) 10% of net income, in either case, derived from services provided through its nationwide radio communications network.

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

        Under the terms of the Original Concession, SOS must continually modernize its services. In updating its services, SOS must submit technical and economic plans for approval by the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest (including, without limitation, teledensity) and efficiency and uniformity in telecommunications throughout Mexico.

        Initially, the Original Concession authorized only the installation and commercial operation of nationwide mobile (vehicle-installed) radiotelephone public service in the 132-144 MHz frequency range. Since then, however, the Original Concession has been amended numerous times, allowing us to expand the types of telecommunications services which we may offer. In 1978, the Original Concession was amended to grant SOS an additional allocation in the 440-450 MHz and 485-495 MHz frequency ranges in return for yielding a portion of its 132-144 MHz frequency range allocation. SOS retained the frequencies between 138 and 144 MHz.

        Between 1986 and 1989, the Original Concession was further amended to enable SOS to provide fixed rural radiotelephony service, to offer telex and data transmission with the obligation to link its subscribers to the network owned by Telecom, and to interconnect its radiocommunications ground stations through satellite.

        In 1989, SOS was authorized to install, operate and maintain a mobile public radiocommunications network with cellular technology in the 825-835 MHz and 870-880 MHz frequency bands in cellular region 9. In 1990, SOS was authorized to carry intra-regional cellular-to-cellular communications throughout cellular region 9 without being required to interconnect with the long distance carrier. In 1992, SOS was authorized to provide public data transmission service nationwide through its radio communications networks without the obligation to link its subscribers to the Telecom network.

        In 1993, SOS was granted an additional 5 MHz band in the 800 MHz frequency range for the provision of cellular service, due to the high volume of cellular traffic experienced in region 9. In the same year, SOS was authorized to improve its radiocommunications public service in the 440-450 MHz and 485-495 MHz frequency ranges by utilizing digital technology and to interconnect its telecommunications systems through fiber optic, satellite and microwave technologies. The SCT also clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radio communications network regardless of whether such customers use fixed, mobile or portable telephones.

Cellular Concessions

        Mexico is divided into nine cellular regions. The SCT has allocated cellular telephone system frequencies in each region in the Cellular A-band and the Cellular B-band. In each region, Telcel holds the Cellular B-band concession and its cellular competitor in each region holds the Cellular A-band concession.

        In region 9, we hold the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In regions 5, 6, 7 and 8, we hold the right to provide cellular service through our wholly-owned subsidiaries Comunicaciones Celulares de Occidente, S.A. de C.V., known as Comcel, Sistemas Telefonicos Portatiles Celulares, S.A. de C.V., known as Portacel, Telecomunicaciones del Golfo, S.A. de C.V., known as Telgolfo, and Portatel del Sureste, S.A. de C.V. known as Portatel, respectively. Comcel, Portacel, Telgolfo and Portatel each holds a 20-year concession expiring in 2010 which authorizes these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in the Cellular A-band.

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

In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

                                  PERCENT OF GROSS REVENUES
                                    PAYABLE TO THE MEXICAN
               SUBSIDIARY                 GOVERNMENT
        ----------------------  ------------------------------
        Comcel ...............                 8%
        Portacel .............                 7%
        Telgolfo .............                 8%
        Portatel .............                 6%
        SOS ..................                 5%

        By the terms of their concessions, Comcel, Portacel, Telgolfo and Portatel must continually modernize their services after receiving approval of their technical and economic plans from the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest (including, without limitation, teledensity) and efficiency and uniformity in telecommunications throughout Mexico. These concessions may be revoked or terminated prior to their expiration dates in the event the concession holder fails to comply with the conditions established in the concessions or applicable law. The concessions may, however, be renewed for a term equal to the original term upon timely application to the SCT, provided that the concession holder had complied with all of the requirements of its concession and agrees to any new terms and conditions established by the SCT at the time of such renewal.

PCS Concessions

        In October 1998, the SCT granted to Iusacell PCS, which is a joint venture between Iusacell and Jose Ramon Elizondo Anaya, a former director of Iusacell Celular, in which Iusacell originally held a 94.9% equity interest and a 49% voting interest, a concession for the installation and exploitation of a public network to provide fixed and local mobile access and a concession of 1900 MHz frequencies in region 1 (which includes the city of Tijuana) and region 4 (which includes the city of Monterrey), for a renewable 20-year term. Under the terms of its concession, Iusacell PCS is committed to cover at least 20% of the total population in those regions by the end of the third year of the concession and 50% of the total population in those regions by the end of the fifth year of the concession. We are currently in compliance with the coverage commitments under our concession. Upon our application, in November 2000, the SCT granted Iusacell PCS an exemption for five years from the obligation to offer customers the option to choose a long distance carrier other than us. We cannot assure you that we will be able to obtain an extension of this exemption.

In April 2005, the SCT granted to Iusacell PCS de Mexico, S.A. de C.V., which we refer to as Iusacell PCS de Mexico, a subsidiary of Iusacell PCS, a concession for the installation and exploitation of a public network to provide fixed and local mobile access and a concession of 1900 MHz bands in regions 2, 3, 5, 6, 7, 8 and 9, for a renewable 20-year term. Under the terms of these concessions, Iusacell PCS de Mexico is required to cover at least 20% and 50% of the total population in those regions by the end of the third and fifth years of the concession, respectively. Additionally and, unlikely the PCS concessions for regiones 1 and 4, the use of the frequencies covered by these concessions is subject to the payment of some duties in accordance with Article 244B of the Ley Federal de Derechos. Due to our financial condition, we cannot asure that we will be able to make investments to fulfill our commitments under these concessions. See Item 1. "General Information - c) Risk Factors - We may be unable to fund our capital expenditure programs which are critical for us to compete, or pursue business opportunities."

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

Paging

        On December 14, 1995, Iusacell Celular and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. The joint venture agreement between Iusacell Celular and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom.

        Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay to the SCT for the right to provide paging service. In 2000, Infomin received governmental approval to transfer its paging concession to Infotelecom.

Long Distance

        Our right to provide long distance services is based upon a long distance concession granted by the SCT to Iusatel, on October 16, 1995. The term of the long distance concession is 30 years and may be renewed upon timely application to the SCT, for an equal period of time, provided that Iusatel complies with certain requirements. Upon our application, the SCT and COFETEL modified this concession on December 17, 1997, authorizing a change in the coverage requirements and increasing flexibility in the choice of transmission technology.

        Pursuant to the modified concession, Iusatel is required to comply with technical specifications and had to serve using its own infrastructure a minimum of 11 specified cities by July 31, 1998, 26 additional specified cities by December 31, 1999 and another 13 additional specified cities by December 31, 2000. Iusatel complied with its coverage commitments in all cities except for Saltillo in region 4. Therefore, in 2001 the SCT substituted Tlaxcala for Saltillo in our coverage commitment, and we are currently in compliance with all our coverage commitments.

Fixed Local Wireless Telephony

        We believe our right to provide fixed local wireless telephony service is derived from the Original Concession. The Original Concession, as granted, permitted SOS to provide radiocommunications service to vehicle-mounted terminal equipment nationwide. In 1986, the SCT amended the Original Concession to authorize SOS to provide fixed public radiotelephony service in rural areas nationwide in accordance with plans to be approved by the SCT. We have never received the SCT's approval of our technical and economic plans for local wireless service in the 450 MHz frequency band. However, Iusacell Celular has reached an agreement with the SCT on a technical process by which we can provide local wireless service in the 450 MHz frequency band in some of the existing service regions and has received a right of first refusal to acquire the concessions to provide local wireless service in such regions.

        In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash write-down of our investment in the 450 MHz fixed local wireless project.

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

Value-Added Services Permit

        On June 17, 1993, SOS was granted a permit to provide through its public network the following value-added telecommunications services to its cellular subscribers:

            .   secretarial service;

            .   voice mail; and

            .   data transmission.

        The term of this permit is the same as that of the authorization for using the region 9 cellular network through which the value-added services are to be provided. Under this permit SOS is required to make annual payments to the Mexican government equal to 5% of all gross revenues derived directly from the provision of these services. In October 1994, Comcel, Telgolfo and Portacel were each granted a permit to provide secretarial services under the same terms granted to SOS, including the making of the annual payments to the Mexican government.

FOREIGN OWNERSHIP RESTRICTIONS

        Pursuant to the 1995 Telecommunications Law and the 1993 Foreign Investment Law, holders of concessions to provide telecommunications services in Mexico, excluding providers of cellular service, cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Verizon assuming management control over Iusacell upon the requirement that Iusacell would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Mexican Foreign Investment Commission.

        In November 1998, we complied with this requirement by transferring 51% of the voting shares of these two subsidiaries to Mr. Elizondo by means of a subscription to capital. We retained 49% of the voting shares of these subsidiaries, representing 4.9% of their capital. We also held an additional 90% of the capital of these subsidiaries through the ownership of neutral limited voting stock (inversion neutra) that does not constitute voting shares for purposes of the Mexican foreign investment laws. Consequently, we hold a 94.9% equity interest in these two subsidiaries.

        To participate in the auctions for concessions for microwave frequencies concluded in September 1997 and 1.9 GHz PCS frequencies concluded in May 1998, we formed separate joint venture companies with Mr. Elizondo. The Mexican Foreign Investment Bureau approved a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the joint venture companies.

        Moreover, in December 1998 Mr. Elizondo acquired a 2% interest in Infotelecom from Iusacell Celular. As a result, we currently hold only 49% of this entity, complying with the condition precedent then necessary to allow our partner, Infomin, to transfer its paging concession to Infotelecom.

        As a consequence of the acquisition by MovilAccess of 74.6% of the capital stock of Iusacell in July 2003, we are no longer subject to foreign ownership restrictions. On November 3, 2003, we reached an agreement with Mr. Elizondo to take, within a period of two years, all the necessary actions to buy out Mr. Elizondo's full participation in Iusatel, Iusatelecomunicaciones, Punto-a-Punto Iusacell, Iusacell PCS and Infotelecom.

RATES FOR TELECOMMUNICATIONS SERVICES

        Under the 1995 Telecommunications Law, rates for telecommunications services, including cellular and long distance services, are now freely determined by the providers of such services. Providers are prohibited from adopting discriminatory practices in the application of rates. In addition, the SCT is authorized to impose specific rate requirements on those companies determined by the Federal Competition Commission to have substantial market power. All tariffs for telecommunications services, other than value-added services, must be registered with COFETEL prior to becoming effective.

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

        In January 2001, we negotiated a rate reduction with Telmex that decreased both long distance and local cellular interconnection charges from U.S.$0.0330 to U.S.$0.0125 per minute. In addition, we agreed to pay Telmex an aggregate of U.S.$13.0 million as compensation for the projects Telmex undertook to prepare its long distance network for competition and we also agreed to pay a U.S.$0.0053 per minute surcharge to the local wireline interconnection rate for four years for long distance calls terminated in Telmex's local networks. In September 2004, we made our final projects payment to Telmex.

        In December 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We negotiated similar terms with Telmex for both our long distance business and local interconnection rate through December 31, 2005.

Indebtedness

        We are debtors under several credit agreements and note issuances, which we describe in Item 3, "Financial Information - c) Material Indebtedness Report."

Tower Monetization

        We sell our towers to, and lease back space in such towers from, MATC Celular. See Item 3, "Financial Information - Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer" for a description of the agreements governing these sales and leases.

Acquisition of Equity Interests in Certain Subsidiaries

        On November 3, 2003, we entered into an agreement with Mr. Jose Ramon Elizondo to take, within a period of two years, all the necessary actions to buy out Mr. Elizondo's (i) 5.1% equity interest and 51% voting interest in each of Iusatelecomunicaciones, Iusatel, Punto-a-Punto Iusacell and Iusacell PCS, our respective local wireless, long distance, microwave transmission and region 1 and 4 PCS subsidiaries, and (ii) 2% equity interest in our paging joint venture company, Infotelecom. In exchange for such interests, we agreed to pay
Mr. Elizondo U.S.$11.2 million, payable in U.S.$0.1 million weekly installments. We have been paying such weekly installments since November 3, 2003.

iv) PRINCIPAL CLIENTS

        Our services are directed to those with wireless voice and data communications and value added services needs.

v) APPLICABLE LEGISLATION AND TAX SITUATION

GOVERNMENT REGULATION

        Telecommunications systems in Mexico are regulated by the SCT and by COFETEL, a decentralized regulatory body within the SCT, pursuant to the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), which became effective on June 8, 1995. Regulations governing international long distance, domestic long distance, local telephony, mobile and other telecommunications services have been promulgated under the 1995 Telecommunications Law. However, some rules from the prior Law of General Means of Communication (Ley de Vias Generales de Comunicacion) and the rules promulgated under such law, including, without limitation, the Telecommunications Rules (Reglamento de Telecomunicaciones) which we collectively refer to as the Original Communications Laws, generally remain effective if they are not inconsistent with the 1995 Telecommunications Law and the rules promulgated under that law.

                                                                            (36)

        These laws and regulations define the regulatory structure applicable to the nationwide telecommunications infrastructure and the provision of telecommunications services. They govern, among other things:

            . applications to obtain concessions to install, maintain and operate telecommunications systems;

            . the establishment of technical standards for the provision of telecommunications services;

            . the grant, revocation and modification of concessions and permits; and

            .   the auction of spectrum.

        The terms and conditions of concessions and permits granted under the Original Communications Laws, which is the case for the cellular concessions and permits granted to Iusacell and its subsidiaries, are governed by the Original Communications Laws and respected under the new regulatory regime until their expiration. The 1995 Telecommunications Law may grant rights enhancing those set forth in the Original Communications Laws. For instance, rates charged by holders of concessions and permits granted under the Original Communications Laws no longer require prior approval from the SCT, but only require registration with COFETEL.

        In terms of the tax regime, Iusacell is subject to the payment of income tax and value added tax and other general dispositions related to tax matters, as a taxpayer corporation.

vi) HUMAN RESOURCES

        The table below presents a breakdown of permanent and temporary employees at Iusacell and its controlled affiliates:

                                           DECEMBER 31,
                            ------------------------------------------
                                2002           2003           2004
                            ------------   ------------   ------------
Permanent Employees(1)             1,584          1,154          1,148
Temporary Employees                  101(2)         758          2,238

----------
(1)     Includes both full-time and part-time employees.
(2)     Includes five Verizon seconded employees.

        In 2004, we had an average of 1,444 temporary employees, mainly in the sales area.

        Approximately 18% of our 1,148 full-time employees at December 31, 2004 were members of a labor union. We have never experienced a work stoppage and we consider our relationship with our employees to be good.

        The majority of our employees render services to us through legal entities and are not our direct employees.

                                                                            (37)

        The table below presents a breakdown of our employees by area.

                                                DECEMBER 31,
                                 ------------------------------------------
AREAS                                2002           2003           2004
------------------------------   ------------   ------------   ------------
Sales, Customer Care and
 Marketing                              1,100          1,531          2,613
Finance and Administrative                205            171            369
Technology                                380            210            404
                                 ------------   ------------   ------------
Total                                   1,685          1,912          3,386
                                 ------------   ------------   ------------

vii) ENVIRONMENTAL PERFORMANCE

Not Applicable

viii) MARKET INFORMATION

COMPETITION

        Mobile telephony systems compete principally on the basis of quality of telecommunications services, customer service, price, breadth of coverage area, roaming capabilities and value-added services. Operators are largely free to set their own rates, provided such rates are set on the basis of cost. The offering of mobile telephony services in Mexico is highly competitive, with one operator, Telcel, commanding a significant share of the market.

        We face competition from the following companies:

            . Telcel, which is the largest wireless communications provider. Telcel holds the Cellular B-band, the PCS D-band and the PCS F-band nationwide concessions.

            . Telefonica, which provides services in the 1.9 GHz (PCS) spectrum in most cities in Mexico. Telefonica also operates Cellular A-band concessions in the northern part of Mexico.

            . Unefon, our affiliate, holds the PCS A-band nationwide concessions. Unefon currently provides fixed and mobile wireless services in Mexico City, Guadalajara, Monterrey, Toluca, Acapulco and 21 other cities in Mexico.

        We also face competition from companies providing mobile wireless telecommunications services using alternative existing technologies. Nextel de Mexico, S.A. de C.V. began marketing its enhanced specialized mobile radio services in 1998 and currently covers 33 cities in Mexico.

        In long distance services, we face competition from nine other concession holders, including primarily Telmex, Alestra S.A. de C.V. and Avantel S.A. de C.V., the latter two of which are joint venture companies in which AT&T and MCI WorldCom, respectively, have beneficial ownership interests. In data transmission services, we compete for customers with Telmex, state-owned Telecomunicaciones de Mexico and long distance companies to form a highly competitive market with more than 20 participants. In addition, we believe that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

        In addition, the Mexican government may grant additional concessions to other companies to provide services similar to or the same as those that we provide.

                                                                            (38)

ix) CORPORATE STRUCTURE

        Our principal shareholder, MovilAccess, is part of a group of companies controlled, directly or indirectly, by Mr. Ricardo Salinas Pliego. For a description of MovilAccess, see Item 4, "Management - c) Directors and Shareholders."

        Grupo Iusacell, S.A. de C.V. is a holding company for the shares of Grupo Iusacell Celular, S.A. de C.V. and several other subsidiaries. The following table shows our active direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of our ownership interest and voting power as of December 31, 2004.

                                                                            (39)

                                                                                        % DIRECT AND    % DIRECT AND
                                                                                          INDIRECT        INDIRECT
                                                                         COUNTRY OF       ECONOMIC         VOTING
                 SUBSIDIARY                      LINE OF BUSINESS       INCORPORATION     INTEREST        INTEREST
------------------------------------------    -----------------------   -------------   ------------    ------------
Grupo Iusacell Celular, S.A. de C.V.          Operating cellular           Mexico           100.0          100.0
Iusacell PCS, S.A. de C.V.(1)                 Regions 1 and 4 PCS          Mexico            94.9           94.9
Iusacell PCS de Mexico, S.A. de C.V.(2)       Regions 2, 3, 5, 6, 7,       Mexico            94.9           94.9
                                              8 and 9 PCS
Iusacell Infraestructura, S.A. de C.V.        Microwave financing          Mexico           100.0          100.0
Iusacell Arrendadora, S.A. de C.V.            Leasing                      Mexico           100.0          100.0
Iusacell Infraestructura de                   Microwave financing          Mexico           100.0          100.0
Mexico, S.A. de C.V.
SOS Telecomunicaciones, S.A. de C.V.(3)       Region 9 cellular            Mexico           100.0          100.0
Comunicaciones Celulares de Occidente,        Region 5 cellular            Mexico           100.0          100.0
S.A. de C.V.(4)
Sistemas Telefonicos Portatiles Celulares,    Region 6 cellular            Mexico           100.0          100.0
S.A. de C.V.(3)
Telecomunicaciones del Golfo,                 Region 7 cellular            Mexico           100.0          100.0
S.A. de C.V. (3)
Iusacell, S.A. de C.V.(3)                     Sales and marketing          Mexico           100.0          100.0
Sistecel, S.A. de C.V.(3)                     Administrative services      Mexico           100.0          100.0
Iusatel, S.A. de C.V.(1)(3)                   Long distance                Mexico            94.9           49.0
Iusatel USA, Inc.(5)                          Long distance U.S.        United States        94.9           49.0
Iusatelecomunicaciones, S.A. de C.V.(1)(3)    Local gireles                Mexico            94.9           49.0
Punto-a-Punto Iusacell, S.A. de C.V.(1)(3)    Microwave transmission       Mexico            94.9           49.0
Infotelecom, S.A. de C.V.(1)(3)               Paging                       Mexico            49.0           49.0
Inmobiliaria Montes Urales 460,               Real estate                  Mexico           100.0          100.0
S.A. de C.V.(3)
Iusanet, S.A. de C.V.(3)                      Services                     Mexico           100.0          100.0
Editorial Celular, S.A. de C.V.(3)            Publishing                   Mexico            40.0           40.0
Grupo Portatel, S.A. de C.V.(3)               Holding company for          Mexico           100.0          100.0
                                              Portatel del Sureste
                                              S.A. de C.V.
Portatel del Sureste, S.A. de C.V.(6)         Region 8 cellular            Mexico           100.0          100.0
Mexican Cellular Investment, Inc.(3)          Holding company for       United States       100.0          100.0
                                              Comunicaciones
                                              Celulares de
                                              Occidente, S.A. de C.V.

----------
(1) On November 3, 2003, we entered into an agreement with Mr. Jose Ramon Elizondo to take, within a period of two years, all necessary actions to buy out Mr. Elizondo's (i) 5.1% equity interest and 51% voting interest in each of Iusatelecomunicaciones, Iusatel, Punto-a-Punto Iusacell and Iusacell PCS, and (ii) 2% equity interest in Infotelecom. This table does not reflect such acquisitions since they have not yet been completed.

                                                                            (40)

(2)     Held indirectly through Iusacell PCS, S.A. de C.V.

(3)     Held through Grupo Iusacell Celular, S.A. de C.V.

(4)     Held through Mexican Cellular Investment, Inc.

(5)     Held through Iusatel, S.A. de C.V.

(6)     Held through Grupo Portatel, S.A. de C.V.

        All of the above companies, including those in which we own directly or indirectly a minority voting interest, except for Editorial Celular, S.A. de C.V., are consolidated with the financial statements of Iusacell. See Note 3 to the Consolidated Financial Statements.

x) PRINCIPAL ASSETS

NETWORK, EQUIPMENT AND INFORMATION TECHNOLOGY

        Our cellular and PCS network utilizes mainly Lucent Technologies' CDMA digital technology. We also have Motorola CDMA digital technology and we are introducing Huawei equipment. As of December 31, 2004, our integrated wireless network was comprised of seven cellular and PCS switches, 732 cellular and PCS cell sites and 153 repeaters. During 2004, we added 14 new cellular cell sites and 12 PCS cell sites.

        We also have 828 microwave links, all of which are owned by us, with either SDH or PDH technology. We have also leased lines located mainly in PCS regions 1 and 4 and cellular region 8. We have swapped our rights to certain short-haul microwave frequency links for long-haul frequency links in northern Mexico held by an affiliate of Telefonica, the Cellular A-band provider. In addition, in April 2004, we obtained the right to install long-haul microwave links using Bestel's frequencies.

        Our long distance network consists of 5,302 kilometers of fiber optic backbone (including fiber optic cable obtained through swaps), in both metropolitan and long distance segments, using SDH (STM16 capacity in the backbone) and three switches. We have introduced Dense Wavelength Division Multiplexing (DWDM) technology in several high-traffic segments of our fiber optic network to increase capacity. In the second half of 2004, we completed the process of upgrading our long distance network by acquiring three Nortel Passport 15000 switches that are located in Leon, Monterrey and Toluca, and a call server. These switches enable us to offer advanced voice and data services based on packet technology.

        In 2002, we started providing two-way short message service (SMS), and since January 2003, we have been providing packet switched data (PSD) services using 3G-1XRTT standard. Currently, we provide 1XRTT services in our entire network. 1XRTT improves efficiency in spectrum use and allows users to get higher data speed connections.

        We have a network operations and control center (NOCC) in Toluca which oversees, manages and provides technical support to all our network. When we moved our corporate headquarters in January 2004, we had to close our NOCC in Mexico City because of lack of sufficient space. Consequently, our Toluca NOCC, which provided redundancy prior to the closing of the Mexico City NOCC, has become our primary NOCC. We are currently evaluating the installation of a new NOCC.

                                                                            (41)

        In recognition of the need to upgrade our technology and to improve internal financial processes, in the second half of 2003 we began to implement various accounting and administrative modules of the SAP system, which we have already completed. Modules for Human Resources and Fixed Assets Control were implemented during the first quarter of 2005.

        To improve the internal flow of information, we implemented a corporate data warehouse system in 2004. This repository system contains all data related to business processes and is updated on a regular basis.

        We own our wireless network equipment. Our cellular equipment is subject to liens under certain indebtedness of Iusacell Celular.

        We own our principal offices which are located in Montes Urales 460, Colonia Lomas de Chapultepec, 11000, Mexico City, Mexico.

        We generally lease the land and cellular tower space where our cell sites, antennas, microwave transmission equipment and switching centers are located. We own and lease administrative offices in Mexico City as well as in Guadalajara, Leon, Puebla, Monterrey, Merida, Villahermosa, Veracruz and Tijuana.

        From 2001 to 2004, we sold 451 of our towers to MATC Celular. In turn, we lease site space in such towers from MATC Celular. As of May 31, 2005, we had sold five additional towers to MATC Celular. See Item 3, "Financial Information
- d) Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer--Tower Monetization."

xi) JUDICIAL, ADMINISTRATIVE OR ARBITRATION PROCEEDINGS

LEGAL PROCEEDINGS

Iusacell Senior Notes

        On May 27, 2005, a holder of U.S.$373,000 in Iusacell senior notes initiated an action in a Mexican court. The holder claims that he is entitled to payment of principal, accrued interest, past-due interest and court costs. Iusacell believes that the complaint did not prove its right to claim the payment and objected certain technical aspects in the service of the complaint that for the moment, keeps suspended the procedure.

Iusacell Celular Senior Noteholders

        On January 14, 2004, certain holders of the Iusacell Celular senior notes initiated an action in a New York state court. These holders claim that they are entitled to payment of certain amounts outstanding under the Iusacell Celular senior notes plus interest, which in their amended complaint is alleged to be in excess of U.S.$45.0 million. Iusacell Celular moved to dismiss the portion of the complaint that requested the court to declare that the holders are entitled to the benefit of liens senior to or at least equal in priority to liens held by other creditors. Iusacell Celular moved to dismiss that claim based on various grounds, including the impropriety of the relief requested and forum non convenience.

        In response to the motion to dismiss, the holders amended their complaint, deleting the claim for declaratory relief and adding a claim for specific performance of Iusacell Celular's alleged obligation to provide the holders with the benefit of liens senior to or at least equal in priority to liens held by other creditors. The holders were also seeking injunctive relief barring Iusacell Celular from selling, transferring or otherwise encumbering assets pending decision on the merits of their claim for specific performance. On June 30, 2004, the court denied the holders' request to preliminarily enjoin the Company from selling, transferring or otherwise encumbering its assets.

                                                                            (42)

Telemedic

        In March 2002, Telemedic S.A de C.V., a provider of healthcare services by phone, filed a lawsuit in Mexico City against Iusacell S.A. seeking compensatory damages in the amount of U.S.$8 million plus interests related to an alleged breach of contract. In its claim, Telemedic alleges that Iusacell S.A. breached a contractual obligation to automatically enroll its customers in Telemedic's healthcare-by-phone services. We responded that an amendment to the consumer protection laws forbids us from automatically enrolling our customers.

        The court of first instance ruled in favor of Iusacell S.A., but Telemedic appealed and the appellate court reversed the decision. Iusacell S.A. filed an injunctive action (amparo) against the appellate court decision. On August 2004 , the Supreme Court affirmed the appellate court's ruling and asked the appellate court to review the bases for its calculation of compensatory damages. On August 2004, the appellate court ruled that Telemedic was entitled to receive compensatory damages and for the second time, Iusacell, S.A. appealed such resolution. The Supreme Court ruled in favor of Iusacell, S.A. and the bases for the calculation of compensatory damages were modified one more time. For the third time, the court of second instance ruled, and reduce the compensatory damages to U.S.$3.0 million. We have appealed this ruling to the Supreme Court.

        We have not established any reserves for this contingency.

Injunctive action against additional 10% excise tax

        On January 1, 2002, the Mexican Congress approved a surcharge that assessed an additional 10% federal excise tax on certain wireless telecommunications services. The tax resulted in a 10% increase in the monthly bills of postpaid mobile wireless customers and in the cost of prepaid cards in denominations of Ps.200.0 or more for the year 2002. In February 2002, we filed an injunctive action (amparo) challenging the Mexican government's implementation of the tax. In October 2002, we received a preliminary ruling in our favor from a Federal Court, and the Mexican government subsequently filed an appeal. In June 2003, Mexico's Supreme Court rejected the appeal and affirmed the ruling in favor of Iusacell. We have initiated a process to obtain a refund for taxes paid.

        In 2003, the Mexican government implemented a modified version of the additional 10% excise tax on certain wireless telecommunications services, which was approved by the Mexican Congress. In March 2003, we filed an injunctive action (amparo) challenging this implementation, which was granted in October 2003. The Mexican government filed an appeal, which was rejected by the Supreme Court in October 2004. We have initiated a process to obtain a refund for taxes paid.

Elektra Promissory Note

        On August 1, 2003, Iusacell S.A. and Elektra entered into a current account contract for the purpose of streamlining, controlling and recording the transfer of funds between the two companies under the different commercial arrangements described under Item 4, "Management - Related Party Transactions and Conflict of Interest." This contract, which has an indefinite term, provided for the opening of reciprocal Ps.80.0 million current accounts. To guarantee its obligations, Iusacell Celular issued a U.S.$7.0 million promissory note in favor of Elektra, which was payable on October 30, 2003. We have failed to make payment on this note. Elektra has initiated legal proceedings in a Mexican court against us to obtain payment on this note.

                                                                            (43)

Ingran Lawsuit

        In May 2003, Comercializadora Ingran, S.A. de C.V., a former distributor, filed a lawsuit against Iusacell S.A., seeking compensatory and consequential damages in the amount of U.S.$25 million in Mexico City. Ingran alleged that we breached our payment obligation under our distribution agreement. The court of first instance ruled in our favor affirming that we did not owe any payments to Ingran. Ingran appealed the decision and the appellate court affirmed the decision in our favor with prejudice in June 2004.

BBDO

        In June 2004, BBDO de Mexico, S.A. de C.V., an advertising agency that rendered advertising services to us from 2001 to 2003, filed a lawsuit against Iusacell S.A. in Mexico seeking payment of Ps.23.4 million. BBDO alleged that we have defaulted on our payment obligations for services rendered to us. In November 2004, we reached a settlement and the lawsuit was withdrawn with prejudice.

Cortina Facilities

        In September 2003, Cortina Facilities, S.A. de C.V., a provider of cleaning services, filed a lawsuit against Iusacell Celular in Mexico seeking payment of Ps.6 million. Cortina Facilities alleges that we defaulted on our payment obligations for cleaning services rendered to us. The court of first instance ruled in our favor, and the appellate court reaffirmed. Cortina Facilities filed an injunctive relief action (amparo) against the appellate court's decision, which is currently pending.

Labor Claims

        We are subject to labor claims that arise in the ordinary course of our business. At December 31, 2004, there were 108 such claims for an aggregate amount of Ps.59.9 million. We recorded a contingency reserve for these claims in the amount of Ps.37.0 million.

xii) SHARES REPRESENTING THE CAPITAL STOCK

        Iusacell's capital stock is $5,938,689,106.14 and it is represented by 93,424,919 ordinary shares with no par value.

        At May 31, 2005, Mr. Ricardo B. Salinas Pliego, our Chairman of the Board, directly owned 7.4% of our shares. Mr. Salinas is also the controlling shareholder of MovilAccess, our principal shareholder with 74.6% of our shares at May 31, 2005. Our directors and officers, as a group, do not own any of our shares.

        Iusacell's management employee stock purchase plan approved in 1996 and which had been inactive for nearly three years, was terminated in August 2004. At a shareholders' meeting held on September 23, 2004, a new stock option plan for company executives was approved, under terms and conditions to be determined by the Board of Directors or a body designated by the Board.

        On December 26, 2004, a trust was formed to manage the new stock option plan. Pursuant to the terms of the plan, two days later, options to purchase 6,193,392 shares were allocated to some executive officers. Grantees under the plan can exercise their options within five years from the date of grant at a strike price of Ps.18.75 per share. As of May 31, 2005, no options had been exercised.

                                                                            (44)

xiii) DIVIDEND

DIVIDEND POLICY

        We have never paid dividends, and we currently have no plans to initiate dividend payments. In addition, the agreements governing our indebtedness limit both Iusacell's and Iusacell Celular's ability to pay dividends. See item 4. "Management - d) By-laws and Other Agreements - Dividend Rights."

                                                                            (45)

                3)  FINANCIAL INFORMATION

        a)  SELECTED FINANCIAL DATA

        The following tables present selected consolidated financial data of Iusacell and its consolidated subsidiaries. We have derived this data from the audited consolidated financial statements of Iusacell as of and for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The financial information presented for fiscal years ended December 31, 2004, 2003 and 2002 was derived from our audited consolidated financial statements, which we refer to as the Consolidated Financial Statements, appearing elsewhere in this Annual Report, and you should read this information in conjunction with the Consolidated Financial Statements.

        The Consolidated Financial Statements have been prepared in accordance with Mexican generally accepted accounting principles, which we refer to as Mexican GAAP, which differs in certain significant respects from United States generally accepted accounting principles, which we refer to as U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the Consolidated Financial Statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants ("MIPA"), which provides for the recognition of certain effects of inflation.

        Throughout the periods presented in this Annual Report, Bulletin B-10 has required Iusacell to restate non-monetary assets using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), also referred to as the INPC. Throughout the periods presented in this Annual Report, Bulletin B-10 has also required Iusacell to restate the components of shareholders' equity using the INPC and to record gains or losses in purchasing power from holding monetary liabilities or assets.

        In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, we have restated all data in the Consolidated Financial Statements and in the selected financial data set forth below in constant pesos with purchasing power as of December 31, 2004.

        We have never paid dividends, nor do we contemplate paying dividends in the foreseeable future. Accordingly, we have not included in these tables a line item for dividends declared per share.

                                                                            (46)

                                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------------------
                                              2000           2001           2002           2003           2004           2004
                                           -----------   ------------   ------------   ------------   ------------   ------------
                                                      (Thousands of constant pesos as of December 31, 2004,           (Thousands
                                                            except per share and operating data)(1)                     of U.S.
                                                                                                                       dollars,
                                                                                                                       except per
                                                                                                                       share and
                                                                                                                       operating
                                                                                                                        data)(2)
INCOME STATEMENT DATA:
Revenues:
Services ................................    6,012,927      6,513,878      5,396,205      4,406,851      4,780,562        428,596
    Telephone equipment sales and other .      611,251        701,910        648,989        577,605        650,835         58,350
                                           -----------   ------------   ------------   ------------   ------------   ------------
        Total revenues ..................    6,624,178      7,215,788      6,045,194      4,984,456      5,431,397        486,946
Cost of sales:
    Cost of services ....................    1,692,685      1,771,584      1,676,771      1,576,426      1,847,255        165,614
    Cost of telephone equipment sales
        and other(3) ....................      411,571        437,117        533,859        946,306      1,369,125        122,747
                                           -----------   ------------   ------------   ------------   ------------   ------------
        Total cost of sales .............    2,104,256      2,208,701      2,210,630      2,522,732      3,216,380        288,361
Gross profit ............................    4,519,922      5,007,087      3,834,564      2,461,724      2,215,017        198,585
Operating expenses ......................    2,224,280      2,400,892      1,987,441      1,996,681      1,769,185        158,614
Depreciation and amortization(3) ........    2,785,043      3,028,113      2,457,762      2,164,574      1,961,564        175,862
Other operating income ..................           --        355,950        110,447         93,152        207,929         18,642
Operating loss ..........................     (489,401)       (65,968)      (500,192)    (1,606,379)    (1,307,803)      (117,249)
Intangible assets' write-off ............           --             --             --       (368,440)            --             --
Valuation of abandoned fixed assets .....           --             --             --       (425,704)            --             --
Other expense, net ......................           --             --             --       (659,131)       (11,214)        (1,005)
Integral financing cost (gain):
    Interest expense, net ...............    1,135,834        934,921        984,471      1,018,361      1,082,834         97,080
    Foreign exchange (gain) loss, net ...       19,403       (259,886)     1,125,154        783,152        (69,718)        (6,250)
    Gain from monetary position .........     (521,066)      (308,249)      (454,596)      (369,071)      (466,139)       (41,791)
                                           -----------   ------------   ------------   ------------   ------------   ------------
    Total ...............................      634,171        366,786      1,655,029      1,432,442        546,977         49,039
Equity participation in net (loss)
profit of associated companies ..........      (22,715)         7,536        (10,655)       (18,455)       (13,317)        (1,194)
Income (loss) before assets tax, income
    tax, minority interest and
    extraordinary item ..................   (1,146,287)      (425,218)    (2,165,876)    (4,510,551)    (1,879,311)      (168,487)
Provisions for:
    Asset tax ...........................      180,741        169,259        121,649        154,130        155,499         13,941
    Income tax ..........................           --             --         10,117        172,356             --             --
                                           -----------   ------------   ------------   ------------   ------------   ------------
        Total ...........................      180,741        169,259        131,766        326,486        155,499         13,941
Loss from continuing operations and
extraordinary item ......................   (1,327,028)      (594,477)    (2,297,642)    (4,837,037)    (2,034,810)      (182,428)
Minority interest .......................       19,030         23,925         18,194         34,857          5,271            473
                                           -----------   ------------   ------------   ------------   ------------   ------------
Loss from continuing operations
    before extraordinary item ...........   (1,307,998)      (570,552)    (2,279,448)    (4,802,180)    (2,029,539)      (181,955)
Extraordinary item(4) ...................           --             --             --         16,322         40,377          3,620
Cumulative effect of
    change of accounting policy(3) . ....           --         (7,490)            --       (167,268)            --             --
(Loss) gain from discontinued
    operations ..........................       10,249             --             --             --             --             --
                                           -----------   ------------   ------------   ------------   ------------   ------------
Net profit (loss) .......................   (1,297,749)      (578,042)    (2,279,448)    (4,953,126)    (1,989,162)      (178,335)
                                           ===========   ============   ============   ============   ============   ============
(Loss) per share from continuing
operations ..............................       (18.73)         (7.63)        (24.48)        (51.58)        (21.78)         (1.95)
Net profit (loss) per share .............       (18.58)         (7.73)        (24.48)        (53.20)        (21.35)         (1.91)
Weighted-average number of shares
    outstanding(5) ......................       69,834         74,757         93,101         93,101         93,161         93,161
                                           -----------   ------------   ------------   ------------   ------------   ------------
BALANCE SHEET DATA:
Working capital .........................     (787,164)       403,266       (100,184)   (10,300,912)   (11,068,634)      (992,347)
Property and equipment, net .............    9,885,460     10,947,259     10,245,659      8,088,114      7,072,180        634,049
Total assets                                19,046,657     19,158,705     16,540,612     12,435,304     10,972,837        983,758
Total debt                                   9,228,144      8,495,423      9,183,276      9,358,960      8,833,814        791,986
Total stockholders' equity                   7,666,054      8,281,114      5,868,164        853,395     (1,148,712)      (102,987)
Capital stock                                6,731,099      7,809,003      7,809,003      7,809,003      7,815,072        700,652
Other Financial Data:
Capital expenditures(6)                      2,486,152      2,291,317        930,731        215,534        448,257         40,188
Interest expense, net                        1,135,834        934,921        984,471      1,018,361      1,082,834         97,080
Ratio of earnings to fixed charges(7) ...           --             --             --             --             --             --
OPERATING DATA:
Covered POPs(8) .........................   68,376,034     89,917,967     91,356,654     92,589,969     93,840,000
Subscribers:(9)
    Postpaid ............................      423,459        366,226        307,129        276,730        350,847
    Prepaid .............................    1,257,760      1,488,940      1,774,071        999,033      1,111,893
        Total subscribers ...............    1,681,219      1,855,166      2,081,200      1,275,763      1,462,740
Gross subscriber additions ..............    1,092,895      1,051,089      1,122,024        593,284        821,765
Average subscribers(10) .................    1,637,481      1,721,072      2,091,765      1,810,101      1,340,102
Average monthly postpaid churn(11) . ....         3.54%          3.82%          3.63%          3.31%          2.76%
Penetration(12) .........................         2.46%          2.10%          2.28%          1.38%          1.56%
Average monthly MOUs per
    subscriber(13) ......................           78             84             63             74            141
Nominal average monthly mobile
    telephony revenue per subscriber
    (ARPU)(14) ..........................          267            267            191            190            293          16.86
Nominal cost to acquire a new
    Subscriber(15) ......................        3,270          2,677          2,419          3,004          3,059         267.21

                                                                            (47)

----------
(1) Financial data for all periods covered by the Consolidated Financial Statements, as well as the other financial data presented in this Annual Report, unless otherwise indicated, has been restated in constant pesos with purchasing power as of December 31, 2004. Restatement of peso amounts is made by multiplying the relevant nominal peso amount for the relevant period by the inflation index for the period from the end of the period to which such nominal peso amount relates through December 31, 2004. The inflation indices used in this Annual Report are 1.2071 for 2000, 1.1561 for 2001, 1.0938 for 2002 and 1.0519 for 2003 figures.

(2) Peso amounts were converted to U.S. dollars at the noon buying rate reported by the Federal Reserve Bank of New York for December 31, 2004, which was Ps.11.154 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

        In determining the peso amounts of our U.S. dollar-denominated obligations at December 31, 2004 in the Consolidated Financial Statements under Mexican GAAP, however, we applied the exchange rate which was accessible to us, based on market quotes on December 31, 2004, which was Ps.1.15 per U.S.$1.00. The difference between the noon buying rate reported by the Federal Reserve Bank of New York and the exchange rate which was accessible to us causes certain inconsistencies between references to U.S. dollar amounts in this Annual Report and the actual outstanding U.S. dollar amounts of our U.S. dollar-denominated obligations. For example, at December 31, 2004, our actual total U.S. dollar-denominated debt outstanding, excluding trade notes payable, was U.S.$800.1 million. In preparing the Consolidated Financial Statements, we multiplied this dollar amount by Ps.11.150 (the exchange rate which was accessible to us at December 31, 2004) to arrive at Ps.8,920.8 million of total debt, excluding trade notes payable. For purposes of this Annual Report, we have converted this peso amount to U.S. dollars for the convenience of the reader by dividing it by Ps.11.154 (the noon buying rate reported by the Federal Reserve Bank of New York at December 31, 2004) to arrive at U.S.$799.8 million of total U.S. dollar-denominated debt, excluding trade notes payable.

                                                                            (48)

        As a result of the combined effect of the restatement of the financial data in constant pesos with purchasing power as of December 31, 2004 and the translation of peso amounts into U.S. dollars, the amounts shown for certain balance sheet items are not equal to the actual amounts outstanding.

(3) Until September 30, 2003, we amortized the cost of handsets sold or given to our postpaid customers under exclusive service contracts on the basis of the term of such contracts to match costs with the timing of earned revenues. The average amortization period was twelve months. On September 30, 2003, we changed this accounting policy. As a result, we now record the full cost of such handsets in our income statement under "cost of telephone equipment sales and other" at the moment the contract is signed. The cumulative effect of this change in our accounting policy resulted in a loss for the year 2003 of Ps.167.3 million. This amount represents the remaining balance of unamortized cost of handsets as of September 30, 2003 and is included under "cumulative effect of change in accounting policy" in our consolidated income statement for the year 2003.

(4) On May 29, 2003 we reached an agreement with Santander Serfin, S.A. (Santander) to repay the remaining balance of U.S.$3.0 million under a refinanced credit facility. Under this agreement, we and Santander agreed to settle the remaining amount for U.S.$1.5 million. We recognized the difference as an early extinguishment of debt under Mexican GAAP Bulletin C-9 and we recorded this amount as an extraordinary gain for the year ended December 31, 2003.

        On June 24, 2004, we purchased promissory notes issued to one of our vendors in an aggregate nominal amount of U.S.$6.4 million for U.S.$3.0 million. We recognized the difference as an extraordinary gain in 2004. See Note 11 to our Consolidated Financial Statements.

(5) On October 17, 2003, an extraordinary stockholders meeting approved a reverse stock split and the issuance of a new single series of shares of common stock. Each new share represents 20 series A or V shares. The exchange of shares was completed in December 2003. Consequently, we present share information for all periods after giving effect to this reverse stock split.

        The number of shares outstanding under the executive employee stock purchase plan was 324,256 for each of 2000, 2001, 2002 and 2003. On August 2, 2004, the executive employee stock purchase plan was terminated and the 324,256 shares were sold in the market. On September 23, 2004, our shareholders resolved to create a new stock option plan and 6,193,392 shares were issued under the plan.

(6) Capital expenditures include fixed asset purchases, capitalized labor costs, the capitalization of interest costs related to long-term debt incurred in connection with the acquisition of property, plant and equipment, trade-in credits received from Lucent Technologies for exchanging our previous analog network for a digital and analog network supplied by Lucent Technologies and, in some cases, the net value of long distance fiber acquired in swaps for our long distance fiber. In 2000, pursuant to a waiver from its bank lenders, and beginning in 2001, pursuant to the terms of its senior refinancing secured loan, Iusacell Celular excluded capitalized interest cost from capital expenditures in determining its compliance with capital expenditure limitations set forth in its debt covenants. Pursuant to waivers obtained from its lenders, Iusacell Celular excluded Lucent trade-in credits from capital expenditures in determining its compliance with the capital expenditures limitations set forth in its debt covenants. See Item 3, "Financial Information - Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer - ii) Financial Situation, Liquidity and Capital Resources--Capital Expenditures."

                                                                            (49)

(7) The ratio of earnings to fixed charges covers continuing operations. For this purpose, earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense and (iii) losses from less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost. Earnings were insufficient to cover fixed charges in 2000, 2001, 2002, 2003 and 2004. The fixed charge coverage deficiency for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 amounted to Ps.1,056.5 million,
        Ps.323.3 million, Ps.3,222.1 million, Ps.5,333.3 million and Ps.1,786.4 million, respectively.

(8) Covered POPs is the aggregate number of POPs in the geographic regions in which we have concessions for wireless services and whom we therefore have the potential to serve. POPs means points of presence, or population, for a given area based on census data published by Mexico's National Institute of Statistics, Geography and Information Processing (Instituto Nacional de Estadistica, Geografia e Informatica).

(9) Unless otherwise indicated, subscribers refers to the total number of mobile wireless customers included in our subscriber base in the geographic regions we covered at the end of the respective periods. Mobile wireless subscribers for the periods presented include cellular subscribers and PCS subscribers. In December 2001, we began providing limited commercial PCS services in Monterrey and Tijuana and in 2002 in other cities of regions 1 and 4. A prepaid customer is included as a subscriber if, at the end of the period, such customer's telephone number has not yet been deactivated. See Item 2, "The Company--Business Description--i) Principal Activity - Mobile Wireless Services." In 2004, we reclassified public and rural telephony subscribers as prepaid subscribers, since users have shifted from coins to prepaid cards. We have adjusted the figures for postpaid and prepaid subscribers for prior years accordingly. This adjustment resulted in higher average monthly postpaid churn in those years than we had previously reported.

(10) Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(11) Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. See Item 2, "The Company - b) Business Description - i) Principal Activity --Mobile Wireless Services - Postpaid Churn" and Item 3, "Financial Information - d) Management Comments and Analysis on the Operating Results and Financial Situation of the Issuer - Results of Operations."

(12) Penetration represents the end-of-period subscribers divided by the end-of-period population in the geographic regions we cover, expressed as a percentage.

(13) Average monthly minutes of use ("MOUs") per subscriber for a given period are calculated by dividing total MOUs (which includes minutes of use from both outgoing and incoming calls) for the period by the sum of the monthly average number of subscribers for each of the months in such period. In calculating average monthly MOUs per subscriber, we include "incoming calls only" prepaid subscribers and the MOUs they generate.

(14) Nominal average monthly mobile telephony revenue per subscriber ("ARPU") for a given period is calculated by dividing the sum of the nominal monthly revenues and other mobile telephony revenues (excluding revenues generated from the sale of handsets and accessories to postpaid customers) for each of the months in the period by the sum of the monthly average mobile telephony subscribers for each of the months in such period. In calculating ARPU, we include "incoming calls only" prepaid subscribers and the revenue they generate.

                                                                            (50)

(15) Nominal cost to acquire a new subscriber for a given period is calculated by dividing the sum of sales commissions, plus the cost of cellular phones we give to postpaid customers for the respective period (in nominal pesos), by the gross postpaid customer additions for such period.

EXCHANGE RATES

        Unless otherwise specified, this Annual Report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the Noon Buying Rate. At December 31, 2004, the Noon Buying Rate was Ps.11.154 per U.S.$1.00. These currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

        The following table sets forth the high, low and average Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004. The Noon Buying Rate on June 29, 2005 was Ps.10.7560 per U.S.$1.00.

                                               NOON BUYING RATE(1)
                                    ----------------------------------------
    YEAR ENDED DECEMBER 31,             HIGH          LOW        AVERAGE(2)
    ------------------------------  ------------  ------------  ------------
    2000                                  10.087         9.183         9.459
    2001                                   9.972         8.946         9.337
    2002                                  10.425         9.000         9.664
    2003                                  11.410        10.110        10.797
    2004                                  11.635        10.805        11.309

----------
(1)     Source: Federal Reserve Bank of New York.

(2)     Average of month-end rates for annual data.

The following table sets forth the high and low Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the previous six months.

                                               NOON BUYING RATE(1)
                                      ----------------------------------
    MONTH                                  HIGH                  LOW
    ------------------------------    --------------       -------------
    December 2004                            11.3285             11.1110
    January 2005                             11.4110             11.1715
    February 2005                            11.2060             11.0430
    March 2005                               11.3295             10.9755
    April 2005                               11.2298             11.0360
    May 2005                                 11.0330             10.8850

----------
(1)     Source: Federal Reserve Bank of New York.

        b) FINANCIAL INFORMATION BY LINE OF BUSINESS, GEOGRAPHICAL ZONE AND EXPORT SALES.

See Item 3. "Financial Information - a) Selected Financial Data."

See Note 19 of the Financial Statements

                                                                            (51)

        c)  MATERIAL INDEBTEDNESS REPORT

OUR INDEBTEDNESS

        As of December 31, 2004, our total consolidated indebtedness, including trade notes payable, was Ps.8,968.8 million. As described below, we are in default under substantially all of our indebtedness for, among other things, our failure to make interest and/or principal payments. We believe that if our financial situation does not improve or we are unable to restructure our debt, we will be unable to recommence the servicing of our debt and operate as a viable company. We may be forced to file for bankruptcy, liquidate or reorganize, which would materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment. See Item 3, "Key Information--Risk Factors--Factors Relating to our Liquidity and Financial Condition."

        The following is a description of our principal indebtedness.

Iusacell Senior Notes

        In December 1999, Iusacell issued U.S.$350.0 million of 14 1/4% senior notes due 2006 under an indenture dated as of December 16, 1999 among Iusacell, Bell Atlantic (which is now Verizon), and The Bank of New York, as trustee. In June 2000, substantially all of the Iusacell senior notes were exchanged for identical 14 1/4% senior notes due 2006, which are also governed by the indenture, pursuant to an exchange offer registered with the SEC. The indenture restricts the ability of Iusacell and its subsidiaries to incur indebtedness and make certain investments. Under circumstances involving a change of control of Iusacell or Iusacell Celular, we are required to make an offer to repurchase the Iusacell senior notes.

        We failed to make U.S.$24.9 million interest payments due on each of June 1, 2003, December 1, 2003, June 1, 2004 and December 1, 2004. In addition, the acquisition by MovilAccess of a 74.6% interest in Iusacell in July 2003 triggered the change of control covenant, which allows holders to require us to repurchase their notes. We are also not in compliance with certain other financial covenants. On April 29, 2005, we received a notice from The Bank of New York, acting as trustee under the indenture governing the Iusacell senior notes, informing us that the an unidentified percentage of holders of the Iusacell senior notes had elected to accelerate the principal payment of the notes.

Senior Refinancing Secured Loan

        On March 29, 2001, Iusacell Celular completed the refinancing of its senior secured credit facility by entering into a U.S.$265.6 million Amended and Restated Senior Secured Credit Loan Agreement, which we refer to as the senior refinancing secured loan, which consists of:

            . a Tranche A Loan in an aggregate principal amount of U.S.$189.8 million for the purpose of refinancing existing indebtedness under the senior secured credit facility and under a certain bridge loan, the proceeds of which were used to make a principal amortization payment under the senior secured credit facility in January 2001; and

            . a Tranche B Loan in an aggregate principal amount of U.S.$75.8 million for the purpose of paying existing indebtedness under certain Eximbank facilities and under a certain bridge loan, the proceeds of which were used to make a principal amortization payment under the Eximbank facilities in January 2001.

                                                                            (52)

        The senior refinancing secured loan bears interest at a rate per annum equal to one-, two-, three- or six-month LIBOR (at Iusacell Celular's option) plus a spread ranging from 1.75% to 2.25%, depending on Iusacell Celular's leverage ratio. Iusacell Celular's obligations under the senior refinancing secured loan are unconditionally guaranteed, jointly and severally, by the principal operating subsidiaries of Iusacell Celular and its subsidiaries holding cellular concessions and are secured by a pledge of substantially all the capital stock and equity interests held by Iusacell Celular and substantially all assets used in connection with or related to such cellular concessions.

        The senior refinancing secured loan provides for principal payments in equal quarterly installments beginning on May 28, 2004 and maturing on February 28, 2006. Since the refinancing of the Iusacell Celular senior notes has not occurred, the outstanding amount under the senior refinancing secured loan has been automatically accelerated. We failed to make the U.S.$265.6 million principal payment on March 31, 2004.

        We are also not in compliance with certain covenants.

Iusacell Celular Senior Notes

        In July 1997, Iusacell Celular issued U.S.$150.0 million of its 10% Senior Notes due 2004, under an indenture dated as of July 25, 1997 among Iusacell Celular, the subsidiaries of Iusacell Celular guaranteeing the Iusacell Celular senior notes and First Union National Bank (now Wachovia Bank National Association), as trustee. Substantially all of the Iusacell Celular senior notes were exchanged in January 1998 for identical 10% Senior Notes due 2004, which are also governed by the Iusacell Celular indenture, pursuant to an exchange offer registered with the SEC.

        The Iusacell Celular indenture limits, among other things, the ability of Iusacell Celular to make dividend payments to Iusacell, to incur indebtedness and make certain investments. In addition, all amounts due under the Iusacell Celular senior notes are secured by a second priority lien on its cellular concessions and certain equipment.

        We failed to make a U.S.$7.5 million interest payment on July 15, 2003. On September 11, 2003, we were notified by holders representing over 50% of the senior notes outstanding that they had elected to accelerate the principal payment of the notes. On January 14, 2004, certain holders of the notes initiated an action in a New York state court seeking payment and other remedies. We have not made any principal or interest payments since we failed to make payment on July 15, 2003. See Item 2, "The Company - Business Description -
xi) Judicial, Administrative or Arbitration Proceedings."

        We are also not in compliance with certain covenants.

BNP Paribas Facilities

        In July 2000, our subsidiary Iusacell Infraestructura, S.A. de C.V. entered into financing agreements for the purpose of purchasing NERA microwave transmission equipment consisting of:

            . a seven-year senior amortizing term facility in the principal amount up to U.S.$30.5 million, guaranteed by the Export Import Bank of Norway, which we refer to as the GIEK-Guaranteed Facility; and

            . a four-year senior loan in the principal amount up to U.S.$5.4 million, which we refer to as the Non-GIEK-Guaranteed Loan.

                                                                            (53)

        The GIEK-Guaranteed Facility bears interest at six-month LIBOR plus 0.6%. The Non-GIEK Guaranteed Loan bears interest at six-month LIBOR plus 2.0%. We guarantee the obligations of our subsidiary under both of these facilities. Our subsidiary had drawn down U.S.$25.8 million in principal under the GIEK-Guaranteed Facility and U.S.$4.6 million in principal under the Non-GIEK-Guaranteed Loan. On December 16, 2002, we made a payment of U.S.$3.7 million under these facilities, leaving an outstanding debt of U.S.$26.6 million at that date. We failed to make U.S.$3.7 million principal payments due on each of June 16, 2003, December 16, 2003 and June 15, 2004, and U.S.$2.6 million principal payments due on December 15, 2004 and June 15, 2005. However, we have continued to make interest payments. As a result of the non-payment of the principal installments, we are in default and the lenders have the right to accelerate the outstanding principal and accrued and unpaid interest on such notes.

        We are also not in compliance with certain financial covenants.

GTE Venholdings B.V. Promissory Note

        On May 8, 2001, we signed a U.S.$7.8 million promissory note in favor of GTE Venholdings B.V. that accrues interest at an annual rate equal to 11.5%, and was scheduled to mature on May 8, 2003. The proceeds from the issuance of this note were used to complete the funding of the acquisition of Portatel, the region 8 cellular concession holder. On May 8, 2003, we extended the maturity date to November 8, 2003. We failed to repay the note upon maturity.

Harris Facility

        In August 2000, our subsidiary Iusacell Infraestructura de Mexico, S.A. de C.V. entered into a purchase framework agreement for the purpose of purchasing Harris microwave equipment. This vendor financing consisted of a five-year senior amortizing term loan facility in the principal amount of up to U.S.$6.9 million, with interest accruing at a rate calculated as the average between 90-day and 180-day LIBOR plus 1.25%. This agreement was amended in both June and July 2001 to increase the amount to U.S.$10.3 million and modify the interest rate to calculated as the average between 90-day and 180-day LIBOR plus 3.50%, and was amended again in December 2001 to increase the amount to U.S.$10.9 million. We guarantee the obligations of our subsidiary under this facility.

        We failed to make (i) U.S.$0.4 million, U.S.$0.8 million, U.S.$0.2 million, U.S.$0.9 million and U.S.$1.0 million principal payments on June 15, 2003, December 15, 2003, January 30, 2004 and June 15, 2004 respectively, and
(ii) an aggregate amount of U.S.$0.4 million interest payments on the same dates. On June 24, 2004, our subsidiary Iusacell Infraestructura de Mexico, S.A. de C.V. purchased in the secondary market a U.S.$6.4 million promissory note issued under this facility for U.S.$3.0 million. Through this purchase, we were able to cure the payment defaults.

        On February 7, 2005, we failed to make a U.S.$1.0 million principal payment. As a result, we are in default and Harris has the right to accelerate the outstanding principal and accrued and unpaid interest on such loan. We have not received an acceleration notice in connection with this facility up to the present date. We have U.S.$4.3 million in aggregate principal amount outstanding under the facility.

DEBT RESTRUCTURING

        In December 2002, we engaged Morgan Stanley as our financial advisor to assist us in developing a comprehensive debt restructuring plan. In July 2003, we terminated the mandate with Morgan Stanley and appointed a team of executives and advisors from companies controlled by Mr. Salinas Pliego to continue the effort of developing a comprehensive restructuring plan. In March 2004, we hired Hill Street Capital LLC as our new financial advisors. We continue to review with some of our creditors, different restructuring alternatives that allow us to reach an agreement in the less time possible. We cannot assure you that we will be able to complete a successful restructuring or that we will be able to achieve it on a timely basis.

                                                                            (54)

        d) MANAGEMENT COMMENTS AND ANALYSIS ON THE OPERATING RESULTS AND FINANCIAL SITUATION OF THE ISSUER

        You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Unless otherwise indicated, all financial information in this Annual Report is presented in constant pesos with purchasing power as of December 31, 2004. The U.S. dollar translations provided in this Annual Report are, unless otherwise indicated, calculated at the Noon Buying Rate at December 31, 2004, which was Ps.11.154 per U.S.$1.00. Sums may not add due to rounding.

i) OPERATING RESULTS

GENERAL

        The following discussion and analysis is intended to help you understand and assess the significant changes and trends in our historical consolidated results of operations and financial condition and the factors affecting our financial resources.

        The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP.

        As a Mexican company, we maintain our financial records in pesos. Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by MIPA, our financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons in comparable monetary units. Bulletin B-10 requires us to restate non-monetary assets, non-monetary liabilities and the components of stockholders' equity using the INPC.

        Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report have been restated in constant pesos as of December 31, 2004, in accordance with the fifth amendment to Bulletin B-10. References in this Annual Report to "real" amounts are to inflation-adjusted pesos and references to "nominal" amounts are to unadjusted historical pesos. In calendar years 2002, 2003 and 2004, the rates of inflation in Mexico, as measured by changes in the INPC, were 5.7%, 4.0% and 5.2% respectively. The inflation indices used are 1.0938 for 2002 figures and
1.0519 for 2003 figures.

        In reporting under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, "integral financing cost (gain)" refers to the combined financial effects of:

            .   net interest expense or income;

            .   net foreign exchange gains or losses; and

            .   net gains or losses on monetary position.

                                                                            (55)

        Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on monetary assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos required to repay the specified amount of the foreign currency liability. We incurred a foreign exchange loss in 2002 and 2003 on our U.S. dollar-denominated debt as the peso depreciated against the U.S. dollar. A foreign exchange gain arises if a liability is denominated in a foreign currency which depreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the depreciation of the foreign currency results in a decrease in the amount of pesos required to repay the specified amount of the foreign currency liability. In 2004, we incurred a foreign exchange gain on our U.S. dollar-denominated debt as the peso appreciated against the U.S. dollar.

        The gain or loss on monetary position refers to the gains and losses realized from holding net monetary liabilities or assets and reflects the impact of inflation on monetary liabilities and assets. For example, a gain on monetary position results from holding net monetary liabilities during periods of inflation, such as in 2002, 2003 and 2004, as the purchasing power of the peso declines over time.

DEVALUATION AND INFLATION

        Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994, when the Mexican government allowed the peso to fluctuate freely against the U.S. dollar. The value of the peso generally continued to decline during subsequent years, depreciating by 54.8% relative to the U.S. dollar in 1995 and by 22.7% in 1998. In recent years, the peso depreciated by 13.7% and 7.6% against the U.S. dollar in 2002 and 2003, respectively, and appreciated by 4.8% in 2001. In 2004, the peso remained relatively stable as compared to the U.S. dollar.

        Depreciation of the value of the peso has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994 as measured by changes in the INPC, increased to 52.0% and 27.7% in 1995 and 1996, respectively. In recent years, the inflation was 5.7% in 2002, 4.0% in 2003 and 5.2% in 2004.

        The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, the following impact on our results of operations:

            . Peso devaluations result in a decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for all goods and services, including mobile telephony and other wireless services;

            . Due to competitive market conditions and the overall state of the Mexican economy, we are often unable to increase our prices in line with the inflation rate;

            . Significant inflation leads to an upward restatement of our assets, resulting in a substantial increase in depreciation and amortization expense; and

            . Given our net U.S. dollar liability position, devaluation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange losses, and appreciation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange gains.

                                                                            (56)

RECENT CHANGES IN OUR ACCOUNTING POLICIES

        Upon the takeover of Iusacell by MovilAccess on July 29, 2003, our new management conducted an analysis of our assets and developed a new business strategy in line with the critical financial condition of the company. As a result, in the third quarter of 2003, we changed some of our accounting policies, in accordance with Mexican GAAP.

            . Until September 30, 2003, we amortized the cost of handsets sold or given to our postpaid customer under exclusive service contracts on the basis of the term of such contracts to match costs with the timing of earned revenues. The average amortization period was twelve months. The cost of such handsets was included under "recoverable assets and other," in our consolidated balance sheet, net of accumulated amortization. Such cost did not exceed market value.

                Since September 30, 2003, the cost of such handsets is recorded in our income statement under "cost of telephone equipment sales and others" at the moment the contract is signed. The cumulative effect of this change in our accounting policies resulted in a loss of Ps.167.3 million for 2003. This amount represents the remaining balance of unamortized cost of handsets as of September 30, 2003 and is included under "cumulative effect of change in accounting policy" in our income statement for 2003.

                In addition, we reclassified as "cost of telephone equipment sales and other" Ps.237.8 million of the amortization for the period from January 1 to September 30, 2003 which had originally been recorded as "depreciation and amortization." If this reclassification had been made for 2002, our cost of telephone equipment sales and other would have been Ps.974.2 million and the depreciation and amortization would have been Ps.2,017.4 million.

            . We adopted Bulletin C-8 "Intangible assets" issued by the MIPA beginning January 1, 2003. This statement requires intangible assets to be recognized on the balance sheet as long as they are identifiable, provide expected economic benefits and the company has control over such benefits. It also provides that intangible assets with an indefinite useful life should not be amortized and intangible assets with a definite life should be amortized systemically, based on the best estimate of their useful life as determined in accordance with the expected future economic benefits. These assets are subject to an annual evaluation of their recoverable value, to identify impairment losses.

                During the third quarter of 2003, we wrote off assets for Ps.368.4 million. These assets mainly consisted of (i) pre-operating expenses originated by the start-up operations of our long distance, PCS and microwave lease business, (ii) certain payments made by us to Telmex related to the special projects implemented by Telmex to permit competition in long distance telephony. See Note 9c to our Consolidated Financial Statements. We wrote-down our handsets leasing business goodwill (approximately Ps.37.0 million). We recorded these write-offs in our consolidated income statement for 2003 as a special item under "intangible assets' write-offs."

            . In the third quarter 2003, we wrote-off installation expenses of Ps.533.9 million and advance payments of Ps.175.1 million. The installation expenses related to improvements to (i) our former headquarters, (ii) our current headquarters that has since undergone new remodeling, and (iii) customer sales and service centers that are now operated by Elektra. The advance payments related to expenses we incurred while obtaining long-term financing, which were reclassified to current liabilities during 2003. These write-offs are presented under "other expenses, net" in our consolidated income statement for 2003.

                                                                            (57)

            . During 2003, our management performed a study of our telecommunications equipment. Based on this study and on our new business plan, we wrote down certain telecommunications equipment. This resulted in a charge to income of Ps.425.7 million, presented as a special item under "valuation of abandoned fixed assets" in our consolidated income statement for 2003.

            . We increased our net deferred tax asset valuation allowance, which was mainly originated by the effect of our tax loss carry forwards, reflecting uncertainty as to our ability to continue as a going concern. The realization of the net deferred tax asset depends on our ability to generate sufficient taxable income prior to the expiration of the tax loss carry forwards. Our management estimates that, considering our present critical financial condition, the realization of the tax loss carry forwards cannot be assured through the generation of sufficient taxable income during the applicable period.

            . Beginning in 2004, we adopted Bulletin C-15 "Impairment of the Value of Long-Lived Assets and Disposal" issued by the MIPA. Bulletin C-15 requires us to record an impairment change in an amount equal to the excess of book value over fair market value for certain assets. The adoption of Bulletin C-15 did not result in any impairment changes.

            . Beginning with the first quarter of 2005, we made the following changes to our accounting policies. These changes in our accounting policies do not affect the numbers presented in this Annual Report and are provided for informational purposes only:

                . Sales commissions not directly related to the activation of handsets are reclassified, and are now presented as a deduction in gross revenues instead of being recorded as sales expenses as we previously did. The purpose of this change is to match revenues directly with the cost that give rise to such revenue.

                . Income from the sale of fixed assets is reclassified and is now presented after operating income before depreciation and amortization. We consider that this item should not affect operating income as it is derived from an activity that is not part of our core business.

                . The net cost of the handset subsidy (which is sales price, less cost of sale, commissions related to the activation and other cost) is presented as a single item, with the following alternatives: (i) the subsidy for postpaid handsets is deferred at the time of activation and is amortized on a straight-line during the life of the contract with the client. In the past, the subsidy was recognized in the income statement at the time the handset was delivered to the client; (ii) the policy related to the subsidy for prepay handsets has not changed, it continues being recognized in the income statement at the time the handset is delivered to the client.

                                                                            (58)

TOWER MONETIZATION

        In December 1999, we entered into a series of agreements with MATC Celular. These agreements, which were amended in May 2002, among other things, gave MATC Celular the right to acquire approximately 350 existing towers. In December 2003, we entered into a new series of agreements with MATC Celular that, among other things, gave MATC Celular the right to acquire up to 143 additional towers for up to U.S.$31.4 million.

        During 2001, 2002, 2003 and 2004 we sold, and leased back space in, 244, 76, 34 and 97 towers, respectively, to MATC Celular. As of May 31, 2005, we had sold five additional towers.

        In 2004, 2003, 2002 and 2001, we recorded other operating income of Ps.207.9 million, Ps.93.2 million, Ps.110.4 million and Ps.356.0 million in connection with our sale to MATC Celular of 97, 34, 76 and 244 towers, respectively. However, the leasing of the towers from MATC Celular results in an increase in our operating expenses over the same periods.

RESULTS OF OPERATIONS

        The following table presents results of operations data for the years ended December 31, 2002, 2003 and 2004.

                                                     YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------
                                          2002           2003          2004           CHANGE
                                      ------------   ------------   ------------   ------------
                                           Ps.            Ps.           Ps.              %
                                      ------------   ------------   ------------   ------------
                                             (In millions of constant December 31, 2004,
                                                      pesos except percentages)
Total revenues                             6,045.2        4,984.5        5,431.4            9.0%
Cost of sales                              2,210.6        2,522.7        3,216.4           27.5%
Operating expenses                         1,987.4        1,996.7        1,769.2          (11.4)%
Depreciation and amortization              2,457.8        2,164.6        1,961.6           (9.4)%
Other operating income                       110.4           93.2          207.9          123.2%
Operating loss                              (500.2)      (1,606.4)      (1,307.8)         (18.6)%
Special items                                    -          794.1              -         (100.0)%
Other expenses, net                              -          659.1           11.2          (98.3)%
Integral financing cost                    1,655.0        1,432.4          547.0          (61.8)%
Net loss                                  (2,279.4)      (4,953.1)      (1,989.2)         (59.8)%

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Revenues

        Total revenues consist of service revenues and telephone equipment and other revenues. Our service revenues are principally derived from the provision of mobile telephony service (cellular and PCS) in Mexico. Our service revenues also include revenues attributable to in-roaming and long distance service revenue generated by our mobile telephony subscribers, revenues from the provision of telecommunication services in Mexico other than mobile telephony service, including long distance service revenues from non-mobile subscribers' and revenues from the provision of data transmission, and

                                                                            (59)
paging services. Our service revenues include all Bulletin B-10 inflation adjustments on all service revenue line items, whether mobile telephony service revenues or other service revenues. Telephone equipment and other revenues consist primarily of revenues from the sales of mobile telephone equipment and accessories, as well as revenues attributable to out-roaming and revenues from the sale of dark fiber optic cable. Revenues attributable to out-roaming are passed through to the applicable host operator.

        The following table presents the sources of our revenues for the years ended December 31, 2003 and 2004:

                                                         YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------
                                                  2003                  2004           CHANGE
                                            -----------------    -----------------    -------
                                              Ps.        %         Ps.        %          %
                                            -------   -------    -------   -------    -------
                                                   (In millions of constant pesos as of
                                                   December 31, 2004, except percentages)
Service revenues ........................   4,406.9      88.4%   4,780.6      88.0%       8.5%
Telephone equipment and other revenues ..     577.6      11.6%     650.8      12.0%      12.7%
                                            -------   -------    -------   -------    -------
Total revenues ..........................   4,984.5     100.0%   5,431.4     100.0%       9.0%
                                            =======   =======    =======   =======    =======

        Service Revenues. The table below presents service revenues by source for the years ended December 31, 2003 and 2004:

                                                        YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------
                                               2003(1)               2004(1)         CHANGE
                                           -----------------    -----------------    -------
                                             Ps.        %         Ps.        %          %
                                           -------   -------    -------   -------    -------
                                                  (In millions of constant pesos as of
                                                  December 31, 2004, except percentages)
Airtime(2)                                 1,045.6      23.7%   1,306.2      27.3%      24.9%
Calling party pays revenues(3)             1,261.7      28.6%   1,359.9      28.4%       7.8%
Monthly fees                               1,421.5      32.3%   1,456.1      30.6%       2.4%
Long distance                                348.8       7.9%     307.9       6.4%     (11.7)%
Value-added services(4)                      174.9       4.0%     182.7       3.8%       4.5%
In-roaming                                   154.4       3.5%     167.8       3.5%       8.7%
                                           -------   -------    -------   -------    -------
Total service revenues                     4,406.9     100.0%   4,780.6     100.0%       8.5%
                                           =======   =======    =======   =======    =======

----------
(1)     Figures adjusted for intercompany eliminations.

(2) Airtime includes additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3) Includes amounts billed to other carriers for incoming minutes under the calling party pays modality. Incoming and outgoing airtime is charged on a per-minute basis.

(4) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazines, as well as in-roaming service revenue. It does not include charges for related airtime. Customers using short messaging value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

                                                                            (60)

        Service revenues increased 8.5% in 2004 as compared to 2003. This increase results mainly from (i) a 14.7% increase in our total subscriber base primarily due to an aggressive promotional and discount campaign in 2004, and the opening of new points of sale, and (ii) an increase in airtime usage by our customers as a result of our focus on corporate accounts. These factors were partially offset by a reduction in the fees charged to customers.

        Postpaid customers increased by 26.7%, from 276,730 in 2003 to 350,847 in 2004. This increase was due mainly to (i) the implementation of mass media advertising and aggressive promotional and discount campaigns, and (ii) the opening of new points of sale. Prepaid customers increased by 11.3%, from 999,033 customers in 2003 to 1,111,893 in 2004. The increase in 2004 reflects primarily an improvement in our ability to capture and retain customers in 2004 as compared to 2003, when we implemented certain cuts in our sales, marketing and distribution operations to address our critical financial condition.

        Gross additions for 2004 totaled 821,765 customers, which represents a 38.5% increase from 2003. This increase resulted mainly from the advertising campaigns referred to above.

         Postpaid subscriber churn decreased from an average monthly level of 3.3% in 2003 to 2.8% in 2004, primarily because of our client retention efforts and a tighter supervision of our customer care operations. As a result of this and an improvement in our ability to retain prepaid customers, our overall average monthly churn for the year decreased to 4.3% in 2004 from 6.3% in 2003.

        As a result of the 38.5% increase in gross additions and the decrease in our overall churn, we registered a net increase of 186,977 customers in 2004, as compared to a net reduction of 805,437 customers in 2003. The net reduction in 2003 includes the removal during the second half of 2003 of approximately 572,000 customers who were determined to be inactive users under our new prepaid turnover policy.

        Airtime revenues increased 24.9% mainly because of (i) a larger subscriber base, (ii) increased use in our hybrid plans, and (iii) an increase in additional outgoing postpaid minutes.

        Calling party pays revenues increased 7.8% mainly due to (i) a larger subscriber base in both the prepaid and postpaid modalities, and (ii) promotions on our rates that resulted in more incoming traffic.

        Monthly fees increased 2.4% mainly because of a 26.7% increase in our postpaid subscriber base, offset in part by discounts and promotions offered in our plans.

        Long distance revenues decreased 11.7% primarily as a result of (i) a decrease in traffic with foreign long distance carriers due to lower demand, and
(ii) increased competition in long distance rates.

        Blended average MOUs for 2004 increased 90.5%, from 74 minutes to 141 minutes, primarily due to an increase in the postpaid subscriber base, and promotions in zones where we have had lower traffic. Average monthly MOUs for postpaid customers increased 67.1%, to 441 minutes in 2004 from 264 minutes in 2003, while average monthly MOUs for prepaid customers increased 90.0%, from 30 minutes in 2003 to 57 minutes in 2004.

                                                                            (61)

        Overall ARPU increased 54.8% from Ps.189.5 in 2003 to Ps.293.4 in 2004, as a result of our strategy to focus our efforts on attracting high-usage postpaid customers and tailoring plans to corporate clients, which tend to generate more revenue than other customers. Postpaid ARPU increased 12.4% from Ps.747.0 in 2003 to Ps.840.3 in 2004, while prepaid ARPU increased 66.0% from Ps.84.5 in 2003 to Ps.140.2 in 2004.

        Telephone Equipment and Other Revenues. Telephone equipment and other revenues increased 12.7%, from Ps.577.6 million in 2003 to Ps.650.8 million in 2004. This increase was primarily due to (i) the recognition of Ps. 56.2 million in revenues from a capacity exchange and roaming agreement with Unefon (See Item 4, "Management - Related Party Transactions and Conflict of Interest"), and (ii) an increase in telephone equipment sales. These factors were partially offset by a decrease in leasing revenues (because in January 2004 we moved our corporate headquarters to a building that we had been previously renting to third parties) and out-roaming revenues (because of promotions and a decrease in traffic).

Cost of Sales

        Cost of Services. Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, and technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and utilities on a pro-rata basis. Our cost of services increased 17.2% to Ps.1,847.3 million in 2004 as compared to Ps.1,576.4 million in 2003, primarily as a result of (i) a Ps.267.2 million, or 70.6% increase in calling party pays interconnection, and (ii) a Ps.77.9 million increase in taxes on telecommunications revenues payable to the Mexican government due mainly to an increase in our taxable income. These factors were offset by a Ps.108.6 million decrease in technical expenses due to a lower headcount and savings in maintenance and leasing expenses. As a percentage of total revenues, cost of services increased to 34.0% in 2004 from 31.6% in 2003, because of competitive pressures that did not allow us to transfer fully to our customers the increased interconnection costs and required us to conduct aggressive discount and promotional campaigns.

        Cost of Telephone Equipment and Other. Cost of telephone equipment and other includes the cost of handsets and accessories delivered to our customers, handset and accessory inventory obsolescence charges and the cost of dark fiber optic cable sold. Cost of telephone equipment and other increased 44.7% from Ps.946.3 million in 2003 to Ps.1,369.1 million in 2004 primarily due to (i) Ps.55.7 million in costs related to the capacity exchange and roaming agreement with Unefon (see Item 4, "Management - Related Party Transactions and Conflict of Interest--Unefon Capacity Exchange and Roaming") and (ii) Ps.120.0 million in extraordinary inventory write-offs and obsolescence charges related to certain handsets, compared to a Ps.44.2 million credit in 2003 related to an adjustment made for an excess in allowance for obsolete and slow-moving inventory.

Operating Expenses

        Operating expenses decreased 11.4% to Ps.1,769.2 million in 2004 from Ps.1,996.7 million in 2003. As a percentage of total revenues, operating expenses decreased to 32.6% in 2004 from 40.1% in 2003 because of (i) a Ps.195.3 million decrease in advertising expenses, (ii) a Ps.47.4 million decrease in severance payments because our significant downsizing occurred in 2003, and
(iii) a Ps.93.6 million decrease in overhead expenses at our stores (such as maintenance, rent, telephony services, energy, etc.), and (iv) a decrease of Ps.60.9 million in lease expenses, fixing and maintenance of our offices (due to the used space was reduced because of the downsizing). These decreases were offset in part by a Ps.195.2 million increase in commissions because of higher subscriber additions in 2004, a Ps.86.3 million increase in salaries and benefits of external sales personnel hired during 2004 to support the increase in our distribution channels, and a Ps.33.6 million increase in our reserves for doubtful accounts due to our increased revenue base.

                                                                            (62)

Other Operating Income

        We had other income of Ps.207.9 million in 2004 mainly as a result of the sale of 97 towers to MATC Celular, while in 2003, we had other income of Ps.93.2 million from the sale of 34 towers. See--"Tower Monetization."

Depreciation and Amortization

        Depreciation and amortization expenses decreased 9.4% from Ps.2,164.6 million in 2003 to Ps.1,961.6 million in 2004, primarily due to (i) the reduction of our fixed asset base resulting from the valuation of abandoned fixed assets recorded in 2003 (since those fixed assets were written-off, their depreciation was no longer calculated for 2004); (ii), the sale of 97 towers in 2004; and (iii) some or our fixed assets were totally depreciated in 2004.

Special Items

        For 2003, we recorded a write-off of Ps.368.4 million corresponding to intangible assets and goodwill, a charge of Ps.425.7 million for the valuation of abandoned fixed assets and a write-off of Ps.709.0 million corresponding to installation expenses and capitalized debt issuance expenses. See a more detailed explanation in "--Recent Changes in Accounting Policies."

Tax Provisions

        Our tax provisions decreased 52.4%, or Ps.171.0 million in 2004, due to a downward adjustment in 2003 of deferred tax assets because of uncertainty as to the realization of tax loss carry forwards, resulting in a Ps.172.4 million increase of the tax provision in that year.

Integral Financing Cost

        Our integral cost of financing decreased by 61.8%, from Ps.1,432.4 million in 2003 to Ps.547.0 million in 2004. This decrease was mainly due to (i) a change in foreign exchange from a loss of Ps.783.2 million in 2003 to a gain of Ps.69.7 million in 2004, because of the appreciation of the exchange rate of the peso versus the U.S. dollar as of December 31, 2004 compared with the exchange rate as of December 31, 2003, the loss occurred in 2003 was due mainly because to the devaluation of the Mexican peso as of December 2003 as compared to December 31, 2002., and (ii) a Ps.97.0 million increase in net monetary gains due to the effect of a higher rate of inflation in 2004 in our net monetary liability position. These factors were offset in part by a Ps.64.4 million increase in net interest expense due to interest expense recorded in connection with the agreement with Mr. Elizondo, and higher commissions charged by SECSA (see Item 4, "Management - Related Party Transactions and Conflict of Interest--SECSA Collection and Payment Services").

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Revenues

        The following table presents the sources of our revenues for the years ended December 31, 2002 and 2003:

                                                          YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------
                                                2002                   2003          CHANGE
                                           -----------------    -----------------    -------
                                             Ps.        %         Ps.        %          %
                                           -------   -------    -------   -------    -------
                                                  (In millions of constant pesos as of
                                                  December 31, 2004, except percentages)
Service revenues .......................   5,396.2      89.3%   4,406.9      88.4%     (18.3)%
Telephone equipment and other revenues .     649.0      10.7%     577.6      11.6%     (11.0)%
                                           -------   -------    -------   -------    -------
Total revenues .........................   6,045.2     100.0%   4,984.5     100.0%     (17.5)%
                                           =======   =======    =======   =======    =======

                                                                            (63)

        Service Revenues. The table below presents service revenues by source for the years ended December 31, 2002 and 2003:

                                                          YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------
                                                 2002(1)             2003(1)         CHANGE
                                           -----------------    -----------------    -------
                                             Ps.        %         Ps.        %          %
                                           -------   -------    -------   -------    -------
                                                  (In millions of constant pesos as of
                                                  December 31, 2004, except percentages)

Airtime(2) .............................   1,453.0      26.9%   1,045.6      23.7%     (28.0)%
Calling party pays revenues(3) .........   1,435.2      26.6%   1,261.7      28.6%     (12.1)%
Monthly fees ...........................   1,660.6      30.8%   1,421.5      32.3%     (14.4)%
Long distance ..........................     477.4       8.8%     348.8       7.9%     (26.9)%
Value-added services(4) ................     229.8       4.3%     174.9       4.0%     (23.9)%
In-roaming .............................     140.2       2.6%     154.4       3.5%      10.2%
                                           =======   =======    =======   =======    =======
Total service revenues .................   5,396.2     100.0%   4,406.9     100.0%     (18.3)%
                                           =======   =======    =======   =======    =======

----------
(1)     Figures include intercompany eliminations.

(2) Airtime includes additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3) Includes amounts billed to other carriers for incoming minutes under the calling party pays modality. Incoming and outgoing airtime is charged on a per-minute basis.

(4) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazines, as well as in-roaming service revenue. It does not include charges for related airtime. Customers using short messaging value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

        Service revenues decreased 18.3% in 2003 as compared to 2002. This decrease results mainly from increased competition in the market, lower prices and our inability, due to severe financial constraints, to react appropriately to this increased competition. In order to control costs, in 2003 we were forced to make significant cuts in our sales, marketing and distribution operations. In addition, we had to scale back our plans to build out and upgrade our wireless network.

        Postpaid customers declined by 9.9%, from 307,129 in 2002 to 276,730 in 2003. This decrease was due to lower gross postpaid additions in 2003. Prepaid customers decreased by 43.7%, from 1,774,071 customers in 2002 to 999,033 in 2003. The decline in 2003 reflects primarily (i) the disconnections related to the reduction of the period in which a prepaid customer can receive incoming calls but cannot make outgoing calls from 305 and 275 days (depending on the amount of airtime previously charged) to 90 days and (ii) lower gross prepaid additions in 2003.

                                                                            (64)

        Gross additions for 2003 totaled 593,284 customers, which represents a 47.1% decline from 2002. This decline resulted mainly from the significant cuts we were forced to make in our sales, marketing and distribution operations due to our critical financial condition, as well as to a shift in strategy towards sales of higher-value added products, rather than the low value segments.

        Postpaid subscriber churn decreased from an average monthly level of 3.6% in 2002 to 3.3% in 2003, as we adopted stricter collection procedures to reduce bad debt and implemented new loyalty and retention programs. However, our overall average monthly churn for the year increased to 6.3% in 2003 from 3.4% in 2002 primarily because of the substantial turnover that resulted from our decision to shorten the "incoming calls only period" of our prepaid customers.

        As a result of the 47.1% decline in gross additions, the higher churn rates and the changes in our policy for turning over prepaid customers, we registered a net reduction of 805,437 customers in 2003, as compared to net additions of 226,034 customers in 2002. This includes the removal during the second half of 2003 of approximately 572,000 customers who were determined to be inactive users under our new prepaid turnover policy.

        Monthly fees, airtime revenues, calling party pays revenues, long distance revenues and value-added service revenues each decreased in 2003 as compared to 2002 primarily because of the reduction in postpaid subscribers.

        Blended average MOUs for 2003 increased 17.5%, from 63 minutes to 74 minutes, primarily due to (i) a higher proportion of postpaid customers in our subscriber base, and (ii) aggressive promotions aimed at increasing usage by offering lower per minute prices. Average monthly MOUs for postpaid customers increased 23.4%, to 264 minutes in 2003 from 214 minutes in 2002, while average monthly MOUs for prepaid customers increased 3.4%, from 29 minutes in 2002 to 30 minutes in 2003.

        Overall, ARPU decreased slightly, 0.7% from Ps.191.0 in 2002 to Ps.189.5 in 2003, as a result of a variety of promotions that involved lower per minute prices. Postpaid ARPU decreased 1.1% from Ps.755.0 in 2002 to Ps.747.0 in 2003, while prepaid ARPU increased 0.2% from Ps.84.3 in 2002 to Ps.84.5 in 2003.

        Telephone Equipment and Other Revenues. Telephone equipment and other revenues decreased 11.0% in 2003, from Ps.649.0 million in 2002 to Ps.577.6 million in 2003. This decrease was primarily due to lower handset sales, larger handset subsidies, lower revenues from out-roaming and lower sales of dark fiber in 2003.

Cost of Sales

        Cost of Services. Our cost of services declined 6.0% to Ps.1,576.4 million in 2003 as compared to Ps.1,676.8 million in 2002, primarily as a result of the implementation in the second half of 2003 of a stringent cost control policy. As a percentage of total revenues, cost of services increased to 31.6% in 2003 from 27.7% in 2002, because of the 17.5% decrease in total revenues in 2003.

        Cost of Telephone Equipment and Other. Cost of telephone equipment increased 77.3% from Ps.533.9 million in 2002 to Ps.946.3 million in 2003 primarily due to (i) a change in accounting policy implemented in the third quarter of 2003 whereby we now expense immediately the cost of the handsets we give to our customers, instead of amortizing it over the life of the customer's contract (See "--Recent Changes in Our Accounting Policies") and (ii) a more aggressive handset purchase campaign. These factors were offset in part by a decrease in purchases of dark fiber in 2003 as compared to 2002.

                                                                            (65)

Operating Expenses

        Operating expenses increased 0.5% to Ps.1,996.7 million in 2003 from Ps.1,987.4 million in 2002. As a percentage of total revenues, operating expenses increased to 40.1% in 2003 from 32.9% in 2002 because of the 17.5% decrease in total revenues in 2003.

        Sales and advertising expenses decreased 7.5% from Ps.1,493.0 million in 2002, to Ps.1,380.7 million in 2003, primarily because of lower commission expenses due to lower gross additions, partially offset by an increase in advertising expenses in the second half of 2003. General and administrative expenses increased 24.6% to Ps.616.0 million from Ps.494.4 million in 2002, due mainly to severance payments made as a result of headcount reductions.

Other Operating Income

        We had other income of Ps.93.2 million in 2003 mainly as a result of the sale of 34 towers to MATC Celular, while in 2002, we had other income of Ps.110.4 million from the sale of 76 towers. See--"Tower Monetization."

Depreciation and Amortization

        Depreciation and amortization expenses decreased 11.9% from Ps.2,457.8 million in 2002 to Ps.2,164.6 million in 2003, primarily due to a change in accounting policy implemented in the third quarter of 2003 whereby we now expense immediately the cost of the handsets we sell or give to our customers instead of amortizing it over the life of a customer's contract. Had we reclassified the amortization of handsets for 2002, we would have reported depreciation and amortization of Ps.2,017.4 million.

Special Items

        For 2003, we recorded a write-off of Ps.368.4 million corresponding to intangible assets and goodwill, a charge of Ps.425.7 million for the valuation of abandoned fixed assets and a write-off of Ps.709.0 million corresponding to installation expenses and capitalized debt issuance expenses.

Tax Provisions

        Our tax provisions increased 147.8%, or Ps.194.7 million in 2003, due to the increase in our valuation allowance related to a deferred tax asset from our tax loss carry forwards. We decided to increase the valuation allowance by Ps.172.4 million due to uncertainty about the realization of tax loss carry forwards.

Integral Financing Cost

        Our integral cost of financing decreased by 13.5%, from Ps.1,655.0 million in 2002 to Ps.1,432.4 million in 2003. This decrease was mainly due to a Ps.342.0 million decrease in foreign exchange losses in 2003 as a result of the effect of a lower rate of devaluation of the peso as compared to the U.S. dollar, our currency of indebtedness, in such year.

        This decrease was offset in part by (i) a Ps.85.5 million decrease in gain from monetary position in 2003 because of the effect of a lower rate of inflation in such year on our net monetary liability position, and (ii) a Ps.33.9 million increase in 2003 in our net interest expense because of the effect of the devaluation of the peso on our U.S. dollar-denominated debt.

                                                                            (66)

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Revenues

        The following table presents the sources of our revenues for the years ended December 31, 2001 and 2002:

                                                              YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------
                                                     2001                 2002           CHANGE
                                               -----------------    -----------------    -------
                                                 Ps.        %         Ps.        %          %
                                               -------   -------    -------   -------    -------
                                                     (In millions of constant pesos as of
                                                     December 31, 2003, except percentages)
    Service revenues .......................   6,513.9      90.3%   5,396.2      89.3%     (17.2)%
    Telephone equipment and other revenues .     701.8       9.7%     649.0      10.7%      (7.5)%
                                               -------   -------    -------   -------    -------
            Total revenues .................   7,215.7     100.0%   6,045.2     100.0%     (16.2)%
                                               =======   =======    =======   =======    =======

        Service revenues. The table below presents service revenues by source for the years ended December 31, 2001 and 2002:

                                                           YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------
                                                    2001(1)             2002(1)         CHANGE
                                              -----------------    -----------------    -------
                                                Ps.        %         Ps.        %          %
                                              -------   -------    -------   -------    -------
                                                     (In millions of constant pesos as of
                                                    December 31, 2003, except percentages)
   Airtime(2) .............................   3,284.4      50.4%   2,888.3      53.5%     (12.1)%
   Monthly fees ...........................   2,015.1      30.9%   1,660.6      30.8%     (17.6)%
   Long Distance ..........................     750.7      11.5%     477.4       8.8%     (36.4)%
   Value-added services and in-roaming(3) .     463.7       7.2%     369.9       6.9%     (20.2)%
                                              -------   -------    -------   -------    -------
           Total service revenues .........   6,513.8     100.0%   5,396.2     100.0%     (17.2)%
                                              =======   =======    =======   =======    =======

----------
(1)     Figures include intercompany eliminations.

(2) Airtime includes amounts billed to other carriers for incoming minutes under calling party pays modality, additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.

(3) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazines, as well as in-roaming service revenue. Does not include charges for related airtime. Customers using short messaging value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

        Service revenues decreased 17.2% in 2002 as compared to 2001. This decrease results mainly from increased competition in the market, lower prices and our inability, due to severe financial constraints, to react appropriately to this increased competition.

                                                                            (67)

        In 2002, postpaid customers declined by 16.1%, from 366,266 in 2001 to 307,129 in 2002, due to lower gross postpaid additions. Prepaid customers increased by 19.5% from 1,488,940 customers in 2001 to 1,774,071 in 2002. The increase in 2002 reflects our efforts at that time to expand that segment. "Incoming calls only" prepaid customers, the substantially majority of whom generate little traffic, grew by 54.5% from 768,076 customers in 2001 to 1,186,962 in 2002.

        Gross additions for 2002 totaled 1,122,024 customers, which represents a 6.7% increase over 2001. These additions were mainly derived from the strategic focus on prepaid additions during the first half of 2002. During the second half of 2002, however, we implemented a strategic shift, which triggered sales of higher-value products through changes in the commission structure, but actually resulted in a decrease in gross additions during the second half of 2002, particularly in the low value prepaid segments.

        Average monthly churn for the year declined from 3.9% in 2001 to 3.4% in 2002, although churn increased during the second half of the year as we actively sought to remove non- or low-revenue producing prepaid customers. Postpaid subscriber churn decreased from an average monthly level of 3.8% in 2001 to 3.6% in 2002 as a result of the adoption of strict collection procedures to reduce bad debt and the implementation of new activation policies and retention programs.

        As a result of higher gross additions and lower average churn, net additions increased 29.9%, from 173,947 customers in 2001 to 226,034 in 2002. This includes the extraordinary removal during the third quarter of 2002 of 47,415 customers who were determined to be inactive prepaid customers and were not taken into consideration in the blended churn rate for the year.

        Monthly fees decreased primarily due to fewer postpaid customers and an increase in the number of hybrid subscribers as a proportion of the total postpaid base, particularly during the first half of 2002. Airtime revenues decreased primarily as a result of fewer postpaid subscribers. Long distance revenue decreased mainly due to fewer postpaid subscribers and a higher proportion of incoming only subscribers in the prepaid subscriber base.

        Blended average monthly minutes of use (MOUs) for 2002 decreased 25.0%, from 84 minutes to 63 minutes, primarily due to a higher proportion of prepaid customers in our subscriber base. Average monthly MOUs for postpaid customers decreased 14.4%, from 250 minutes in 2001 to 214 minutes in 2002, mainly due to the increased proportion of hybrid customers who had lower consumption patterns than the remainder of the postpaid customer base. Average MOUs increased 3.6% among prepaid customers, from 28 minutes in 2001 to 29 minutes in 2002, primarily due to promotions aimed at increasing use by higher value customers in the prepaid customer base.

        ARPU decreased, 28.5% from Ps.267.0 in 2001 to Ps.191.0 in 2002, as a result of lower average MOUs and the higher proportion of prepaid customers in our customer base. Postpaid ARPU decreased 13.2% from Ps.798.0 in 2001 to Ps.693.0 in 2002, primarily as a result of a higher proportion of hybrid customers in our customer base. Prepaid ARPU declined 11.1% from Ps.90.0 in 2001 to Ps.80.0 in 2002, due to a higher proportion of lower revenue generating customers in the customer base during the first half of the year.

        Telephone Equipment and Other Revenues. Telephone equipment and other revenues decreased 7.5% in 2002, from Ps.667.3 million in 2001 to Ps.616.9 million in 2002. This decrease was primarily due to lower postpaid handset sales and lower revenues from out-roaming in 2002.

                                                                            (67)

Cost of Sales

        Cost of Services. Our cost of services declined by 5.4% to Ps.1,594.0 million in 2002 as compared to Ps.1,684.2 million in 2001. This decrease resulted from stringent financial controls we implemented in 2002, despite higher lease costs associated with an increased number of non-strategic towers sold to and leased back from MATC Celular during the year. See "--Tower Monetization." As a percentage of total revenues, cost of services increased to 27.7% in 2002 from 24.6% in 2001, primarily because of the 16.2% decrease in total revenues in 2002.

        Cost of Telephone Equipment and Other. Cost of telephone equipment and other increased 22.1% in 2002 from Ps.415.5 million in 2001 to Ps.507.5 million primarily due to partial subsidizing of telephones sold to prepaid customers and higher cost of dark fiber optic sales. Until September 30, 2003, the cost of a handset given to a postpaid customer was amortized over 12 months, the average length of our service contract, instead of being immediately expensed in the period in which the customer receives the handset.

Operating Expenses

        Operating expenses decreased 17.2% from Ps.2,282.4 million in 2001 to Ps.1,889.4 million in 2002. As a percentage of total revenues, operating expenses decreased from 33.3% in 2001 to 32.9% in 2002.

        Sales and advertising expenses decreased 13.7% from Ps.1,645.5 million in 2001, to Ps.1,419.3 million in 2002, primarily because of higher television advertising rates as well as expenses incurred in association with the consolidation of Region 8 cellular service into our business in 2001. General and administrative expenses decreased 26.2% from Ps.636.9 million in 2001 to Ps.470.1 million in 2002, due to the implementation in 2002 of stringent cost controls, lower headcount and restructured compensation plans.

Other Operating Income

        We had other income of Ps.105.0 million in 2002 mainly from the sale of 76 towers to MATC Celular. In 2001, we had other income of Ps.338.4 million from the sale of 244 towers.

Depreciation and Amortization

        Depreciation and amortization expenses decreased 18.8% from Ps.2,878.7 million in 2001 to Ps.2,336.5 million in 2002, primarily due to a reduced level of capital expenditures during the period, lower handset amortization expenses attributable to lower postpaid gross additions, more cost-effective handset purchases and better targeted handset subsidies for high-value customers.

Integral Financing Cost

        Our integral cost of financing increased from Ps.348.7 million in 2001 to Ps.1,573.4 million in 2002. This increase was mainly due to Ps.1,069.1 million in foreign exchange losses recorded in 2002 as compared to a Ps.247.1 million gain in 2001, resulting from a change from a 4.8% appreciation of the peso in relation to the U.S. dollar in 2001 to a 13.8% devaluation in 2002. Net interest expense increased by Ps.47.1 million in 2002 due to the effect of the depreciation of the peso on our U.S. dollar-denominated indebtedness.

        This increase was offset in part by a Ps.139.1 million increase in gain from monetary position in 2002 because of the effect of a higher rate of inflation in such year on our net monetary liability position.

                                                                            (69)

INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

        Beginning January 1, 1999, as a result of Mexican Income Tax Law amendments, we must limit our tax consolidation to 60% of all our subsidiaries, except for six entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V., and Punto-a-Punto Iusacell, S.A. de C.V.) which are not included in our annual consolidated income tax return (although they are consolidated for financial reporting purposes), because we do not hold more than 50% of the voting shares of such subsidiaries. We plan to acquire at least 51% of the capital stock of four of these subsidiaries by not later than the fourth quarter of 2005. Once we do, we will be able to include these subsidiaries in our tax consolidation.

        In December 2000, the Mexican Finance Ministry (Secretaria de Hacienda y Credito Publico) ruled that we could prepare consolidated tax returns for ourselves and the subsidiaries in which we hold a majority of voting shares and thereby apply our net operating loss carry forwards against our and such subsidiaries' profits. In April 2001, the Mexican Finance Ministry ruled that Iusacell Celular's net operating loss carry forwards could be transferred to Iusacell, so that Iusacell could apply such net operating loss carry forwards against its and its majority-owned subsidiaries' tax result.

        Iusacell and its subsidiaries pay an alternative net asset tax, which is levied on the average value of substantially all assets less certain liabilities. This tax, which is 1.8% of the taxable base, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. We recorded provisions of Ps.121.6 million, Ps.154.1 million and Ps.155.5 million for asset tax for 2002, 2003 and 2004 respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, we paid no income taxes in 2002, 2003 and 2004 and paid the asset taxes specified above.

        In 2002, due to the change in the statutory income tax rate which became effective in 2003, Iusacell and its subsidiaries reduced the deferred tax asset in 2002, resulting in a provision of deferred income tax of Ps.10.1 million. During 2003 and 2004, we decided to increase the net deferred asset valuation allowance which is mainly originated by the effect of the tax loss carry forwards, reflecting the uncertainty about our ability to continue as an ongoing concern. The realization of the net deferred tax asset heavily depends on generating sufficient taxable income prior to expiration of the tax loss carry forwards. Our management estimates that, considering our present critical financial condition, the realization of the tax loss carry forwards cannot be assured through the generation of sufficient taxable income during the applicable period. See "--Recent Changes in our Accounting Policies" and Note 12 to the Consolidated Financial Statements for a discussion of our tax loss carry forwards.

        While we have no employees at the holding company level, our subsidiaries are required under Mexican law to pay their employees, in addition to their required compensation and benefits, profit sharing in an aggregate amount equal to 10% of the taxable income of the relevant subsidiary (calculated without reference to inflation adjustments or amortization of tax loss carry forwards). There was no statutory profit sharing in any periods presented.

ii) FINANCIAL SITUATION, LIQUIDITY AND CAPITAL RESOURCES

        Our liquidity requirements include working capital, purchases of network equipment, interest and principal payments on outstanding indebtedness and acquisitions of and strategic investments in businesses. We have financed our growth to date through equity contributions from our previous principal shareholders, public offerings and private placements of debt and equity securities, bank debt and vendor financing.

                                                                            (70)

        Funds from operating activities and other sources have not been sufficient to enable us to make:

            . the U.S.$24.9 million interest payments on the Iusacell senior notes which were due on each of June 1, 2003, December 1, 2003, June 1, 2004 and December 1, 2004, and the U.S.$350.0 million principal payment and accrued interest which became due upon acceleration notified by an unidentified percentage or holders on April 29, 2005,

            . the U.S.$7.5 million interest payment on the Iusacell Celular 10% senior notes due 2004 which was due on July 15, 2003 and the U.S.$150.0 million principal payment and accrued interest which became due upon acceleration on September 11, 2003,

            . the U.S.$265.6 million principal payment on Iusacell Celular's senior refinancing secured loan which was due on March 31, 2004 because of the automatic acceleration of the maturity date of the loan as a result of our failure to refinance the Iusacell Celular senior notes by such date,

            . the U.S.$3.7 million principal payments on the BNP Paribas facilities which were due on each of June 16, 2003, December 16, 2003 and June 15, 2004, and the U.S.$2.6 million principal payments that were due on December 15, 2004 and June 15, 2005,

            . the U.S.$7.8 million principal payment plus accrued interest on the GTE Venholdings B.V. promissory note which was due on November 8, 2003,

            . the U.S.$1.0 million principal payment which was due on February 7, 2005 under the Harris Facility, and

            . the U.S.$7.0 million principal payment on a promissory note due to Elektra on October 30, 2003.

        In addition, funds will not be sufficient to meet our debt service and principal amortization requirements, working capital requirements and capital expenditure needs for our existing businesses through 2005. Our future operating performance and ability to service and repay our indebtedness will be subject to many factors, including a successful debt restructuring, future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

CAPITAL EXPENDITURES

        We plan capital expenditures for 2005, 2006 and 2007 to total approximately U.S.$188.1 million, not including capitalized interest. We anticipate that approximately U.S.$50.1 million of such capital expenditures will need to be invested during 2005, in order to acquire, build out and operate our PCS network, to increase the coverage and improve the quality of our cellular and long distance networks in the central regions and to expand our advanced data network capabilities in certain key cities.

        As we make additional investments in our mobile telephony network and pursue long distance and data transmission opportunities, we may need additional external funding in 2006 and beyond. Furthermore, the investments required to keep pace with technological change, such as extended coverage on third-generation wireless telecommunication equipment, will require additional capital resources. During the first quarter of 2005, we invested approximately U.S.$15.1 million in our cellular regions to expand air coverage, and upgrade our 3G coverage network.

                                                                            (71)

        The degree and timing of capital expenditures will remain strongly dependent on the nature, timing and success of our debt restructuring efforts, the competitive environment and economic developments in Mexico, including inflation and exchange rates, the timing of regulatory actions and on the availability of new funding from suitable debt and/or equity financing.

        The failure to obtain funding for capital expenditures will materially adversely affect our ability to compete effectively against better capitalized competitors and to withstand downturns in our business or in the Mexican economy generally.

        Our total capital expenditures in 2004 were U.S.$40.2 million, which were used to make additional investments in the central regions and expand the advance data network capabilities into other key cities and to acquire, build out and operate our PCS network in northern Mexico, among other things.

        In 2003, the total amount of our capital expenditures was U.S.$18.2 million, which we invested to maintain our coverage and improve our information systems.

        Our total capital expenditures in 2002 were U.S.$87.6 million. Of this amount, approximately U.S.$58.2 million was used primarily for the development of the cellular network in the central regions and to construct new and remodel existing customer and sales services centers. The balance of U.S.$29.4 million was primarily invested in developing and launching PCS services in regions 1 and 4, and used to develop and increase the quality of our cellular network in region 8 in southern Mexico.

HEDGING ACTIVITIES

        We currently do not carry out any hedging activities.

CHANGES IN FINANCIAL POSITION

        Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing and borrowings and equity contributions from our principal shareholders to meet such funding needs. For the years ended 2002, 2003 and 2004, our earnings were insufficient to cover our fixed charges by Ps.3,222.1 million, Ps.5,333.3 million and Ps.1,786.4 million, respectively.

        Our total consolidated debt, including notes payable to suppliers, was Ps.8,968.8 million at December 31, 2004. At December 31, 2004, our ratio of debt to total capitalization was 113.7% compared to 91.4% at December 31, 2003.

Resources From Operating Activities

        Resources provided by operating activities were Ps.434.3 million in 2004. The change from a net use of resources for operating activities of Ps.212.3 million in 2003 to resources provided by operating activities in 2004 of Ps.434.3 million was primarily due to (i) a lower operating loss in 2004 as compared to 2003 and (ii) lower inventory purchases in 2004 as compared to 2003.

                                                                            (72)

        Resources used in operating activities were Ps.212.3 million in 2003 compared to Ps.534.8 million in 2002. The decrease in resources used in operating activities was primarily due to the non-payment of interest due under our indebtedness in 2003, as well as to cash management efficiencies that resulted in an increase in accounts payable aging, partially offset by higher inventory purchases.

Resources From Financing Activities

        Resources provided by financing activities increased to Ps.244.9 million in 2004, from Ps.175.7 million in 2003. This increase was mainly due to the payment of Ps.137.0 million of notes in 2003, partially offset by a Ps.73.9 million decrease in our debt resulting from the appreciation on an average weighted basis of the Peso as compare to the U.S. dollar in 2004.

        Resources provided by financing activities amounted to Ps.175.7 million in 2003 compared to Ps.687.9 million in 2002. The decrease was mainly attributable to a decrease in proceeds from long-term debt and in trade notes payable in 2003, offset in part by principal payments on long-term debt made in 2002.

Resources Used for Investing Activities

        Resources used in investing activities increased to Ps.681.3 million from Ps.132.3 million in 2003 primarily due to (i) an increase in investments in our network to serve a higher subscriber base, (ii) acquisitions and upgrades in software and licenses to improve our billing and information systems, and (iii) the operating and/or remodeling of our corporate and regional headquarters.

        Resources used in investing activities were Ps.132.3 million in 2003, compared to Ps.458.4 million in 2002. This decrease is primarily attributable to our critical financial condition, which has not allowed us to raise sufficient funds to invest in the build out and upgrade of our wireless network.

Financial Instruments

        Iusacell's financial instruments consist principally in cash, accounts receivable and accounts payable, notes payable, long term debt and, until 2002, hedging agreements and exchange risk and interest rates.

        Until October 2002, Iusacell used derivatives to manage the fluctuation risk in interest rates and in exchange rates of foreign currency.

Cash

        Cash consist principally in banking deposits. Iusacell invests its cash in excess in deposits with banks.

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

Position in Foreign Currency

General

Balance sheet at December 31 includes assets and liabilities in U.S. dollars as follows:

                                             2004                2003
                                      -----------------     ----------------
Money Assets                          US$        12,324     US$       12,441
Money Liabilities                            (1,045,338)            (970,659)
Net passive money position in U.S.
 dollars                              U.S.$  (1,033,014)    U.S.$   (958,218)
Equivalent in nominal pesos           Ps.   (11,518,106)    Ps.  (10,760,788)

        At December 31 2004 and 2003, most of our telecommunications equipment and handsets were from abroad.

        During 2004, 2003 and 2002, revenues and interest expenses generated for assets and liabilities denominated in U.S. dollars were as follows:

                                   2004             2003             2002
                              --------------   ---------------  --------------
Interest Revenues              U.S.$     356   U.S.$        56  US$    (81,891)
Interest Expenses                    (82,121)          (81,891)        (82,317)
Net Interest Expenses          U.S.$ (82,121)  U.S.$   (81,435) U.S.$  (80,961)
Equivalent in nominal pesos    Ps.  (915,651)  Ps     (914,515) Ps.   (845,176)

        Operating results for the years ended December 31 2004 and 2003 include expenses for depreciation and amortization, related to fixed assets and foreign inventory.

OFF-BALANCE SHEET ARRANGEMENTS

        We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TREND INFORMATION

        In addition to the events and developments identified elsewhere in this section, our financial condition and results of operations could also be materially affected by the following events and developments:

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

REGULATORY DEVELOPMENTS

Calling Party Pays

        We are currently discussing with COFETEL, Telmex and other Mexican carriers the possibility of extending the calling party pays ("CPP") modality to all incoming long distance calls. If CPP is extended to all incoming long distance calls, we believe that this change would have a positive impact on our cellular revenues. We cannot assure you that COFETEL and other carriers will agree to implement this change.

International Long Distance Service

        In 1996, COFETEL established a uniform rates and proportional return system for international traffic. In June 2004, as a result of a complaint under the World Trade Organization, Mexico agreed to eliminate the proportional return system and permit free negotiations between international carriers to terminate their calls. These free negotiations between international carriers have resulted in a reduction of the price of long distance calls. We cannot predict whether such reduction will have a positive impact on our long distance revenues by generating a greater volume of calls, or a negative impact resulting from a loss of business to competitors which could offer better prices than us.

SERVICE AND TECHNOLOGICAL DEVELOPMENTS

Short Message Service (SMS)

        In December 2003, Iusacell signed an agreement with other mobile companies to allow our respective customers to exchange short messages. Iusacell cannot predict whether short messages will have an adverse impact on the volume of voice calls and its final impact over revenues.

Multimedia Message Service (MMS)

        In the second half of 2004, Iusacell launched several applications of MMS such as music, sounds and photos. We cannot predict whether it will be possible to exchange MMS between carriers. We believe that MMS may have a positive impact on our revenues.

Voice over Internet Protocol (VoIP)

        In recent years, the market started to accept the VoIP telephone service as a close substitute of long distance service. As a result of this competition, we anticipate a strong reduction in long distance rates and the introduction of monthly flat rates for unlimited calls. We believe that these changes may have a negative impact on our long distance revenues.

iii) INTERNAL CONTROL

        We perform regular reviews of our internal controls and carry out improvements where advisable. We changed our independent accountants for the audit of our financial statements for fiscal year 2004. No significant deficiencies and material weaknesses were identified that required corrective actions.

        e)  CRITICAL ACCOUNTING ESTIMATES

        We have identified certain key accounting policies on which our consolidated financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates

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

and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting policies under Mexican GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for revenue recognition, allowance for doubtful accounts, the evaluation of long-lived assets, property plant and equipment, goodwill, and deferred taxes. For a full description of all of our accounting policies, see Note 4 to the Consolidated Financial Statements included in this Annual Report.

        There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

            . It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and

            . Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Revenue Recognition

        Mobile telephony airtime is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepaid cards was recognized at the date of sale. We had recognized the revenue on the sale of prepaid cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepaid cards was not significant, i.e., approximately one to one-and-a-half months, and it was not material to results of operations for 2001 and 2000. Starting January 1, 2002, we started to recognize revenue from the sale of the prepaid cards as service is provided because of the increasing length of the average consumption period for such prepaid cards. Revenues from the sale of prepaid cards associated with services that have not been provided are deferred until the services are provided or the prepaid airtime expires, and are included in the line item "taxes and other payables" in the accompanying consolidated balance sheets. Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. We consider a number of factors in determining the proper level of the allowance including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the credit-worthiness of our customers. Systems to detect fraudulent call activity are in place within our network, but if these systems fail to identify such activity, we may realize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customers' trends or any of the above mentioned factors could materially affect our bad debt expense.

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

Evaluation of Long-Lived Assets

        We recognize on our balance sheets certain long-lived assets and capitalized costs including goodwill and property, plant and equipment. These assets are assigned useful lives which impact annual depreciation and amortization expense, the assignment of which involves significant judgments and estimates. These long-lived assets are evaluated for impairment on a periodic basis and we recognize impairment to the extent we believe that the carrying value is no longer recoverable from future cash flows. Factors we take into consideration include the future discounted cash flows to be generated by the assets and the possible impact that inflation may have on our ability to generate cash flow since, with inflation accounting, the carrying value is restated for inflation prior to performing an impairment analysis. Key assumptions we evaluate in preparing a discounted cash flow analysis include inflation, currency fluctuations and future revenue growth. The use of different estimates or assumptions within our discounted cash flow model could result in discounted cash flows lower than the current carrying value of our assets, therefore requiring the need to compare the carrying values to their fair values. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in future periods due to factors outside of our control (including shareholder strategic decisions). Should these factors adversely change in future periods, we would be required to reevaluate the carrying value of our long-lived assets and cash flow impairment calculations could possibly change.

        During 2003 we wrote-off various long-lived assets based on changes in estimates and assumptions in relation to these long-lived assets as follows:

        a. As discussed in Note 4n. to our Consolidated Financial Statements, during 2003 we wrote down intangible assets for Ps.331.4 million that mainly consisted of: (i) pre-operating expenses originated by our PCS start-up operations in northern Mexico and (ii) certain payments made by the Group to Telmex related to the special projects implemented by Telmex to permit competition in long distance telephony (see Note 13b to our Consolidated Financial Statements). This write down of intangible assets is presented as a special item in our consolidated income statement for 2003.

        b. During the third quarter of 2003, we wrote-off installation expenses for Ps.533.9 million and advance payments for Ps.175.1 million, these advance payments related to the expenses in which we incurred while obtaining long-term financing, which were reclassified to current liabilities during 2003. This write-off is presented in the other expenses, net, line in our consolidated income statement for 2003.

Property, Plant and Equipment

        We depreciate property, plant and equipment and other intangible assets with a definite life using straight-line methods over the period of time we estimate we will benefit from each asset.

        The cost of mobile wireless telephones given to customers under exclusive service contracts was amortized on a straight-line basis until September 30, 2003. The term of service contracts varied on a customer by customer basis. Due to the cost-ineffectiveness of tracking phones on an individual contract basis for amortization purposes, we estimated the average term of our contracts based on current trends.

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

        During the third quarter of 2003, we changed the accounting policy for the telephones given to our customers under exclusive service contracts. As a result, the cost of such telephones is recorded in the income statement at the moment when the contract is signed and such cost is included as a part of the cost of equipment sales and other, in the consolidated statement of income. The cumulative effect of this change in accounting policy resulted in a loss for the year for 2003 of Ps.167.3 million related to the remaining balance of telephones being amortized as of that date, amount that is included in the line cumulative effect of change in accounting policy, in our consolidated income statement for the year ended December 31, 2003.

        In addition to the effect of this change, we reclassified Ps.237.7 million of the amortization for the period from January to September 2003, which was originally recorded in depreciation and amortization for the period, in the line item "cost of telephone equipment sales and other." If this reclassification had been made for the years ended December 31, 2002, the cost of telephone equipment sales and other would have been of Ps.974.2 million and the depreciation and amortization would have been Ps.2,017.4 million.

Goodwill

        Under Mexican GAAP, we amortize goodwill on a straight-line basis over a period of 20 years. We cancelled goodwill for Ps.37.0 million during the fourth quarter of 2003 related to our handset leasing business. This amount is recorded under "Intangible assets write-off." Since the effectiveness on January 1, 2005 of Bulletin B-7 "Business Acquisitions" issued by the MIPA, goodwill is no longer amortized and its value will be subject to annual impairment tests.

Deferred Taxes

        At December 31, 2002, we had recorded a net deferred tax asset mainly reflecting the benefit of tax loss carry forwards. However, during the third quarter of 2003, we increased our valuation allowance due to changes in our business plan and estimates brought by our change in control. Considering the present financial situation of Iusacell, we cannot assure you that we will generate sufficient taxable income during the following years to realize our tax loss carry forwards. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in the future due to factors outside our control (including shareholder strategic decisions). Should these factors adversely change in the future, we may be required to record a deferred tax liability.

                                                                            (78)

            4)  MANAGEMENT

    a)  EXTERNAL AUDITORS

        PricewaterhouseCoopers, which had been appointed by Iusacell's Board of Directors, served as Iusacell's independent public accountants for each of the fiscal years ended December 31, 2002 and 2003. For the fiscal year 2004, our Audit Committee recommended a change of auditors. In the last quarter of 2004, we appointed Freyssinier Morin, S.C., a member of Moores Rowland International, an international association of independent accounting firms. Each year, the Audit Committee submits a recommendation to Iusacell's Board of Directors to ratify the re-appointment of Iusacell's independent public accountants.

        The following table presents the aggregate accrued fees for professional audit services and other services rendered by PricewaterhouseCoopers to Iusacell in 2003 and by Freyssinier Morin, S.C. in 2004.

                      FEES PAID TO INDEPENDENT ACCOUNTANTS

                                    2003                   2004
                            --------------------   --------------------
                                  (in thousands of Mexican pesos)
Audit Fees(1) ...........              Ps.10,351               Ps.6,800
Audit-Related Fees(2) ...                    942                     --
Tax Fees(3) .............                  2,045                     --
                            --------------------   --------------------
Total ...................              Ps.13,338               Ps.6,800
                            --------------------   --------------------

----------
(1) Audit fees include services performed by the independent accountant to comply with generally accepted accounting standards in Mexico and the United States. Audit fees also include fees for services provided by the independent accountants in connection with statutory and regulatory filings or engagements, and assistance with and review of documents filed with the SEC.

(2) Audit-related fees include accounting consultations and consultation concerning financial accounting and reporting standards.

(3) Tax fees include fees for tax compliance, tax planning and tax advice. Tax compliance generally involves claims for refund and tax payment-planning services. Tax planning and tax advice encompass assistance with tax audits and appeals and requests for rulings or technical advice from taxing authorities.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Audit Committee. Accordingly, the Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the "Pre-Approval Policy"). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Audit Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Audit Committee's responsibilities under the Exchange Act are not delegated to management.

                                                                            (79)

        b)  RELATED PARTY TRANSACTIONS AND CONFLICT OF INTEREST

GENERAL POLICY

        In October 2003, our shareholders approved amendments to our bylaws to establish a Related Party Transactions Committee. The committee reviews any material transaction between Iusacell or any of its subsidiaries and any related party to verify that its terms are at least as favorable to us as the terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person. See Item 4 "Management - c) Directors and Shareholders-- Board Practices."

        Since the acquisition by MovilAccess of a controlling interest in Iusacell in July 2003, Iusacell has entered into a number of transactions with companies controlled, directly or indirectly, by Mr. Salinas Pliego. The objective behind these transactions is to archive operating efficiencies, control costs by outsourcing certain operations and/or to exploit synergies with other companies under the control of Mr. Salinas Pliego. The following is a description of our related party transactions.

ELEKTRA AND SALINAS Y ROCHA RETAIL SPACE LEASING AND PROMOTION SERVICES

        On August 5, 2003, Iusacell, S.A. de C.V. ("Iusacell S.A."), our sales and marketing subsidiary, entered into an agreement with Elektra and Salinas y Rocha, S.A. de C.V. ("SyR"), two national retail chains controlled by Mr. Salinas Pliego, whereby Elektra and SyR agreed to provide us with space in their stores to set up points of sale and promote our services. Iusacell S.A. agreed to pay Elektra and SyR for the leasing of the space U.S.$2.5 million in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. This agreement, which was originally set to expire in August 2004, was renewed through December 31, 2005. Under the new terms, Iusacell S.A. agreed to pay U.S.$4.2 million in four installments, the first of which was paid on December 31, 2004 in an amount of U.S.$1.3 million.

        On August 5, 2003, Iusacell S.A., Elektra, and SyR entered into a second agreement, whereby Elektra and SyR agreed to include our advertising materials in their advertising campaigns to promote the services offered by us at their respective stores. Iusacell S.A. agreed to pay Elektra and SyR for the sales promotion services a total of U.S.$5 million in four equal payments on October 30, 2003, November 28, 2003, December 31, 2003 and April 30, 2004. This
agreement, which was originally set to expire in December 2004, was renewed through December 31, 2005. Under the new terms, Iusacell S.A. agreed to pay U.S.$2.55 million on four installments, the first of which was paid on December 31, 2004 in an amount of U.S.$1.3 million.

        For both agreements we recognized Ps.50.4 million as operating expenses in 2004.

ELEKTRA MARKETING AND SALES SERVICES AND OPERATION AND MANAGEMENT OF OUR CUSTOMER SALES AND SERVICE CENTERS

        On August 2, 2003, Iusacell S.A. and Elektra entered into a ten-year sales commission contract whereby Elektra agreed to act as commission agent for us. As such, Elektra agreed to market and sell our prepaid and hybrid products at its chain of stores distributed throughout Mexico.

        On October 1, 2003, Iusacell S.A. and Elektra entered into a master agreement whereby we granted Elektra the right to operate and manage 103 of our 111 customer sales and service centers. To increase traffic flow at these centers, Elektra is permitted to use a portion of the space to sell electronic appliance products normally sold at its Elektra stores. In 2004, we sold to Elektra handsets (net of subsidies) for inventory in the amount of Ps.196.8 million.

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

        Iusacell S.A. pays Elektra a commission based on a percentage of sales made by Elektra (the applicable percentage varies depending on the product) for Elektra's marketing, sales and operation and management services. Elektra, in turn, reimburses Iusacell S.A. for costs related to the customer sales and service centers such as for the lease and maintenance of the stores, use of computer systems, furniture and fixtures, administrative and personnel costs.

        In 2004, we recorded expenses due Elektra of an aggregate amount of Ps.123.7 million in commissions, Ps.21.7 million in lease expenses and Ps.16.8 million in administrative services. We also recorded revenues of Ps.73.1 million for reimbursement of costs related to the customer sales and service centers and Ps.10.3 million for wireless telephony and data transmission services (see "Provision of Telecommunication Services").

PURCHASE OF HANDSETS FROM ELEKTRA

        We entered into a handset supply agreement with Elektra that gives Elektra the right to receive a commission ranging between 1% and 3% of the price negotiated by Elektra with suppliers. In 2004, we purchased handsets in an aggregate amount equal to Ps.269.4 million under the terms of this agreement. In addition, we purchased handsets from Elektra in an aggregate amount of Ps.311.5 million outside of the agreement.

ELEKTRA CURRENT ACCOUNT ARRANGEMENT

        On August 1, 2003, Iusacell S.A. and Elektra entered into a current account contract for the purpose of streamlining, controlling and recording the transfer of funds between the two companies under the different commercial arrangements described above. This contract, which has an indefinite term, provided for the opening of reciprocal Ps.80.0 million current accounts. In 2004, we recorded Ps.20.0 million of interest from the current account. To guarantee its obligations, Iusacell Celular issued a U.S.$7.0 million promissory note in favor of Elektra, which was payable on October 30, 2003. We have failed to make payment on this note. Elektra has initiated legal proceedings in a Mexican court to obtain payment. See Item 2, "The Company - b) Business Description - xi) Judicial, Administrative or Arbitral Proceedings--Elektra Promissory Note."

BIPERCOMM PAGING SERVICES OPERATION

        Bipercomm, an affiliate of MovilAccess, purchased paging equipment from us in the amount of Ps.0.2 million in 2004. We consider that paging is not an area of growth given competition from short message services.

SECSA COLLECTION AND PAYMENT SERVICES

        On October 6, 2003, each of our operating subsidiaries and Servicios Eficientes de Cartera, S. de R.L. de C.V. ("SECSA") a MovilAccess subsidiary, entered into a ten-year services agreements pursuant to which SECSA agreed to collect from our customers payments related to the provision of our services. SECSA also agreed to manage payments to our suppliers and creditors. In 2004, we recorded expenses for commissions due to SECSA for Ps.43.1 million for these services.

TELEACTIVOS CALL CENTER SERVICES

        On September 1, 2003, Iusacell S.A. and Teleactivos, S.A. de C.V. ("Teleactivos"), a MovilAccess affiliate, entered into a services agreement pursuant to which Teleactivos agreed to provide basic customer service to our customers via its own call center, including, among others, renewal services, billing and collection support and technical failures reports.

                                                                            (81)

        On November 3, 2003, Iusacell S.A. and Teleactivos entered into an operation services agreement pursuant to which Teleactivos agreed to provide additional value-added services via its own call center, such as, among others, secretarial services, news, traffic reports.

        Teleactivos receives a monthly payment from Iusacell S.A. for its services, based mainly on the number of calls processed. Both agreements have an indefinite term and may be terminated by any party with a 30 days' notice. In 2004, we recorded expenses for these services of Ps.82.7 million.

        In addition, in May 2005, Teleactivos began acting also as a distributor for our products and services, and receives commissions under the same terms as our other distributors.

UNEFON CAPACITY EXCHANGE AND ROAMING

        In April 23, 2004, we entered into an airtime exchange and roaming agreement with Unefon, a nationwide fixed and mobile telephony provider in which Mr. Salinas Pliego has significant influence, whereby both parties agreed to exchange airtime and allow for roaming in certain cities. This agreement was terminated and replaced by a capacity exchange and roaming agreement on August 3, 2004. Under this agreement, both parties agreed to exchange capacity and allow for roaming in certain cities. In 2004, we recorded revenues of Ps.56.2 million and Ps.3.7 million, and expenses of Ps.55.7 million and Ps.2.0 million corresponding to capacity exchange and roaming and SMS interconnection, respectively.

UNEFON INTERCONNECTION

        On June 9, 2000, we entered into an interconnection agreement with Unefon, which at that time was not a related party. The interconnection rate under this agreement is Ps.1.71 per minute of traffic, and this agreement has an indefinite term. On August 14, 2003, we entered into an interconnection agreement with Unefon for the rendering of short message services under terms and conditions similar to those agreed with Telcel and Telefonica Moviles. The agreement permits the exchange of short messages between our respective customers. The operator that generates the message pays an interconnection fee.

        We recorded revenues of Ps.28.2 million and expenses of Ps.46.6 million in interconnection fees in 2004. These figures include both short messaging and calling party pays interconnection.

ADVERTISING SERVICES

        On July 1, 2003, Iusacell S.A. entered into an advertising agency agreement with a non-affiliated third party, pursuant to which we receive advertising services from TV Azteca, S.A. de C.V., a Mexican television network controlled by Mr. Salinas Pliego and several other media companies. In 2004, we paid to the non-affiliated third party Ps.71.4 million under this agreement. This agreement expired in December 2004, but the parties entered into a new agreement with substantially similar terms that expires on December 31, 2005.

ADMINISTRATIVE AND OTHER SERVICES

        In 2004, we recorded revenues of Ps.4.3 million for administrative services provided to TV Azteca and some of its affiliates. We also recorded Ps.41.7 million in expenses paid to TV Azteca and certain of its affiliates related to reimbursement of expenses of personnel who provide administrative services to Iusacell, systems consulting services fees and helicopter lease costs.

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

BANCO AZTECA BANKING SERVICES

        Banco Azteca S.A., a bank controlled by Mr. Salinas Pliego, renders banking services to us, including current accounts and payroll services. We pay standard banking fees for these services.

        On January 5, 2005, Banco Azteca issued a Ps.148.8 million letter of credit to support our bid for PCS concessions. The letter of credit was guaranteed by MovilAccess, our principal shareholder. On May 18, 2005, the letter of credit was cancelled and a new one was issued in the amount of Ps.19.4 million. We paid Banco Azteca Ps.6.7 million in fees related to these letters of credit.

        We are currently analyzing the convenience of appointing Banco Azteca as our past-due portfolio recovery agent. We believe that Banco Azteca may have the infrastructure and systems to allow it to collect our past-due receivables at a higher success rate than us.

PROVISION OF TELECOMMUNICATIONS SERVICES

        On July 1, 2004, we entered into agreements with Elektra and TV Azteca pursuant to which we provide local and long distance telephony services to their respective offices and other premises. For 2004, we recorded revenues of Ps.18.5 million under these agreements (Ps.10.3 million related to Elektra and Ps.8.2 million related to TV Azteca).

DIRECTORSHIPS IN AFFILIATED COMPANIES

        Some of the members of our Board of Directors, as well as some of our executives, serve on the Board of Directors of Unefon, a mobile telephony competitor, GMA, a paging competitor, and/or Elektra, a distributor of our products. See Item 4, "Management - c) Directors and Shareholders."

INTERESTS OF DIRECTORS

        Mr. Hector Rojas, our director from July 2003 to April 2004, was a member of the law firm Jauregui, Navarrete y Nader S.C., which in 2004 provided legal services to us in the aggregate amount of approximately Ps.7.6 million.

OTHER TRANSACTIONS

        On August 1, 2004, Iusacell S.A. and Bienes Raices en Promocion del Centro, S.A. de C.V., a subsidiary of Elektra, entered into a one-year lease agreement pursuant to which Iusacell S.A. leases certain premises in Mexico City. During 2004, Ps.0.5 million were accrued under this agreement.

        On October 1, 2004, Iusacell and Compania Operadora de Teatros, S.A. de C.V. ("COTSA"), another subsidiary of Elektra, entered into an agreement whereby COTSA agreed to act as joint and several co-obligor of Iusacell and its subsidiaries with respect to bid and performance bonds. We pay COTSA a fee in an amount equal to 3% of the amount of the bond. In 2004, we accrued Ps.0.3 million in expenses related to these transactions.

        Muris Salinas Consultores, S.A. de C.V., a company owned by a cousin of Mr. Salinas Pliego, provides custom agent services for us. We pay standard fees. In 2004, we recorded Ps.0.3 million in expenses related to these services.

                                                                            (83)

        Corporativo Persal, S.A. de C.V., a company owned by Mr. Salinas Pliego's son, is one of our prepaid airtime distributors. We pay standard commissions. We did not have any operations during 2004.

        On January 5, 2005, MovilAccess, S.A. de C.V., granted Banco Azteca, S.A. a guarantee related to the letter of credit issued by Banco Azteca, S.A. to support our participation in the PCS auctions. The guarantee was a pledge on Iusacell shares and Movil Access, S.A. de C.V. will charge us a monthly fee based on the amount guaranteed and in accordance with the passive and active market rates. These commissions will start in 2005.

    c)  DIRECTORS AND SHAREHOLDERS

DIRECTORS AND OFFICERS

        Our by-laws provide that our Board of Directors must consist of no less than five and no more than twenty Directors. Of all members, at least 20% must be independent (as defined under the Mexican Securities Law.) Resolutions of the Board of Directors will be valid when approved by a majority vote of the members present, except for certain matters that require a unanimous vote. The Chairman of the Board has the tie-breaking vote. Mr. Ricardo B. Salinas Pliego is the Chairman of the Board of Directors. See Item 4, "Management - d) By-laws and other Agreements" for a description of Iusacell's by-laws.

        Our by-laws require our Board of Directors to approve the following transactions, whether carried out by Iusacell or any of its subsidiaries:

            . related party transactions not in the ordinary course of business,

            .   guarantees involving 30% or more of consolidated assets, and

            . other transactions not in the ordinary course of business involving more than 1% of consolidated assets.

        Our by-laws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors.

        On April 29, 2005, the shareholders of Iusacell elected all the directors, who will hold office for a period of one year and until the election of their successors at a duly convened general ordinary shareholders meeting.

                                                                            (84)

        The following table presents information with respect to our directors as of the date hereof:

        NAME                                   AGE    POSITION(S)
        -----------------------------------   -----   ----------------------------------------
        Ricardo Benjamin Salinas Pliego ...      49   Chairman of the Board of Directors
        Pedro Padilla Longoria ............      39   Vice Chairman of the Board of Directors
        Gustavo Guzman Sepulveda ..........      51   Director
        Luis Jorge Echarte Fernandez ......      60   Director
        Joaquin Arrangoiz Orvananos .......      48   Director
        Gonzalo Brockmann Garcia ..........      50   Director
        Marcelino Gomez Velasco Sanroman ..      47   Director
        Manuel Rodriguez de Castro ........      41   Director

        Upon the acquisition by MovilAccess of a 74.6% equity interest in Iusacell on July 29, 2003, the then Board of Directors of Iusacell was replaced wholesale with new members, the majority of whom are current members of the Board. Mr. Brockmann, Mr. Gomez and Mr. Rodriguez de Castro are independent Directors. All the members of the Board who are not independent are also Directors and/or executive officers of other companies controlled by Mr. Salinas Pliego.

EXECUTIVE OFFICERS

        The following table presents information relating to our executive officers as of the date hereof:

        NAME                                                                  AGE   POSITION(S)
        -----------------------------------------------------------------     ---   ----------------------------------------
        Gustavo Guzman Sepulveda ........................................      51   Chief Executive Officer
        Jose Luis Riera Kinkel ..........................................      39   Chief Financial Officer
        Ricardo Benjamin Salinas Pliego .................................      49   Executive Director
        Pedro Padilla Longoria ..........................................      39   Executive Director
        Eduardo Kuri Romo ...............................................      35   Director, Systems
        Alejandra Ibarguengoitia Vazquez Aldana .........................      35   Director, Marketing
        Nestor Bergero Faustinelli ......................................      47   Director, Technology
        Federico Bellot Castro ..........................................      62   Director, Sales
        Patricio Medina Moya ............................................      34   Director, Mobile Products
        Fernando Jose Cabrera Garcia ....................................      40   General Counsel and Secretary non-member
                                                                                    of the Board

        Upon the acquisition by MovilAccess of a 74.6% equity interest in Iusacell on July 29, 2003, the then management of Iusacell was replaced wholesale with new executive officers, the majority of whom are our current officers.

BIOGRAPHIES

        Ricardo B. Salinas Pliego. Mr. Salinas Pliego has been Chairman of the Board and Executive Director of Iusacell since July 29, 2003. Mr. Salinas Pliego has also been Chairman of the Board and Executive Director of Iusacell Celular since July 29, 2003, Chairman of the Board of Directors of TV Azteca since 1993, Chairman of the Board of Grupo Elektra since 1993, Director of Unefon since 1999 and President of Unefon since 1998. Mr. Salinas Pliego also serves on the Board of Directors of numerous other Mexican companies, including Azteca Holdings, Grupo Dataflux, GMA, Cosmofrecuencias and Todito. Mr. Salinas Pliego received a degree in accounting from the Instituto Tecnologico de Estudios Superiores Monterrey and received an MBA from the Freeman School of Business at Tulane University.

                                                                            (85)

        Pedro Padilla Longoria. Mr. Padilla has been a member of the Board of Directors and Executive Director of Iusacell since July 29, 2003. Mr. Padilla has also been a member of the Board of Directors and Executive Director of Iusacell Celular since July 29, 2003 and a Director of TV Azteca since 1993. Mr. Padilla also serves on the Board of Directors of Azteca Holdings, Grupo Elektra, GMA, Unefon and Cosmofrecuencias. Mr. Padilla received a degree in law from the Universidad Nacional Autonoma de Mexico.

        Gustavo Guzman Sepulveda. Mr. Guzman has been a member of the Board of Directors of Iusacell and its Chief Executive Officer since July 29, 2003.
Mr. Guzman has also been a member of the Board of Directors of Iusacell Celular and its Chief Executive Officer since July 29, 2003 and the Director of the Soccer Division of TV Azteca since 1993. Mr. Guzman was the General Director of Sales, Local Stations and Special Events of TV Azteca from 1993 to July 2003. Mr. Guzman received a bachelor's degree in communication from the Instituto Tecnologico de Estudios Superiores Monterrey.

        Luis J. Echarte Fernandez. Mr. Echarte has been a member of the Board of Directors of Iusacell since July 29, 2003. Mr. Echarte has also served as a member of the Board of Directors of Iusacell Celular since July 29, 2003 and as a Director of TV Azteca since November 1999. Prior to joining TV Azteca,
Mr. Echarte was Grupo Elektra's Chief Financial Officer. He joined Grupo Elektra in 1994. Mr. Echarte also serves as Chief Executive Officer of Azteca International and on the Boards of Directors of GMA, Azteca International Corporation and Foamex International Inc. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

        Joaquin Arrangoiz Orvananos. Mr. Arrangoiz has been a member of the Board of Directors of Iusacell since October 17, 2003. Mr. Arrangoiz has also served as a member of the Board of Directors of Iusacell Celular since April 2004, as a Director of TV Azteca since 1998 and Co-General Director of Sales of TV Azteca since 1993. Mr. Arrangoiz received a degree in administration from Anahuac University.

        Gonzalo Brockmann Garcia. Mr. Brockmann has been a member of the Board of Directors of Iusacell since April 2004. Mr. Brockmann has also been a member of the Board of Directors of Elektra since March 2003, Hoteles Best Western for Mexico, Central America and Ecuador since 1990 and Hostales de America, S.A. de C.V. since 1991, among others. Mr. Brockmann was the Vice President of Development at Hoteles Best Western for Mexico, Central America and Ecuador from 1985 to 1989, the General Director at Hostales de America from 1985 to 1990 and a Manager of Entertainment at Westin Hotels and Resorts from 1983 to 1984.
Mr. Brockmann holds a business administration degree from Universidad Anahuac and a masters in business administration (MBA) from Texas University, Austin.

        Marcelino Gomez Velasco Sanroman. Mr. Gomez Velasco has been a member of the Board of Directors of Iusacell since July 29, 2003. Mr. Gomez Velasco also has been the President of the Board of Directors of Centro Netec, S.A. de C.V., a technical education and consulting services company, since January 2000.
Mr. Gomez Velasco served as a member of the Board of Directors of Unefon from April 2002 to July 2003, as a member of the Board of Directors of GMA from 1997 to 2004, and as President of the Board of Directors of Intersys Mexico, S.A. de C.V., a network integration company, from October 1985 to November 1999.
Mr. Gomez Velasco holds a systems engineering degree from Universidad Iberoamericana and a masters in business administration degree (MBA) from Wharton, Pennsylvania.

                                                                            (86)

        Manuel Rodriguez de Castro. Mr. Rodriguez de Castro has been a member of the Board of Directors of Iusacell since July 29, 2003. Mr. Rodriguez de Castro also has served as Director of Elektra since March 2003 and of Grupo Oda, a Spanish distributor of telecommunications systems and wireless telephony, since 1997. Mr. Rodriguez de Castro also has been the President of SJTrust, formerly known as Agencia Hispana, an investment bank since 2000. Mr. Rodriguez de Castro received a degree in economics from the La Salle Institute of Economics.
Mr. Rodriguez de Castro also holds a masters degree in business administration from the IESE (Navarra), as well as a masters degree in international relations from the Ortega y Gasset Foundation.

        Jose Luis Riera Kinkel. Mr. Riera has served as Chief Financial Officer of Iusacell since July 29, 2003. Mr. Riera has also served as Chief Financial Officer of Iusacell Celular since July 29, 2003. Prior to joining Iusacell,
Mr. Riera held several positions, including the positions of General Director of Corporate Finance of Elektra and Chief Financial Officer of Unefon from March 1998 to July 2003. Mr. Riera received an engineering degree from Universidad Panamericana and a master degree in business administration from Instituto Panamericano de Alta Direccion de Empresas (IPADE).

        Eduardo Kuri Romo. Mr. Kuri has served as Systems Director of Iusacell since July 29, 2003. Mr. Kuri has also served as Systems Director of Iusacell Celular since July 29, 2003. Prior to joining Iusacell, Mr. Kuri worked at TV Azteca as Engineering and Systems Director from June 1998 to July 2000, as General Director of Signal Distribution from January 1997 to June 1998, as Technical Support and National Network Director from April 1996 to January 1997 and as Technical Support Manager from May 1995 to April 1996. Mr. Kuri received an engineering degree in electronics and systems from Universidad La Salle and also has completed a High Management Seminar Program from the IPADE.

        Alejandra Ibarguengoitia Vazquez Aldana. Ms. Ibarguengoitia has served as Marketing Director of Iusacell since January 2004. Ms. Ibarguengoitia has also served as Marketing Director of Iusacell Celular since January 2004. From July 2003 to January 2004, Ms. Ibarguengoitia served as Corporate Sales and Marketing Services Director of Iusacell. Ms. Ibarguengoitia worked at TV Azteca as Promotions Director from December 2001 to July 2003, as Promotions Manager from March 2000 to December 2001, as Sales Manager from December 1996 to March 2000, and as Sales Executive from January 1995 to December 1996. Previously, Ms. Ibarguengoitia worked in areas related to marketing in different companies such as Seagram de Mexico, S.A. de C.V. Ms. Ibarguengoitia received a marketing degree from Instituto Tecnologico de Estudios Superiores de Occidente (ITESO) and has also completed seminar programs in Marketing and Management from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

        Nestor Bergero Faustinelli. Mr. Bergero has served as Director of Technology of Iusacell since July 29, 2003. Mr. Bergero has been responsible for Iusacell's Technology division since January 2003. Mr. Bergero has also served as Director of Technology of Iusacell Celular since July 29, 2003. Prior to these appointments, Mr. Bergero served as Chief Technology Officer and as a member of the Board of Directors of CTI Movil in Argentina since June 2000.
Mr. Bergero served in a variety of engineering, planning and network positions in CTI Movil for over nine years. Previously he served as Engineering Manager of Telecom, S.A. and in a variety of management positions in companies such as Telintar, S.A., the Government of Cordoba, Argentina, and Sancor Cooperativas Unidas Limitadas in Argentina. He holds a degree with honors in electronic and electrical engineering from the Universidad Nacional de Cordoba, and he completed a management development program at the Universidad Austral in Argentina.

        Federico Bellot Castro. Mr. Bellot has served as Sales Director of Iusacell since July 29, 2003. Mr. Bellot has also served as Sales Director of Iusacell Celular since July 29, 2003. Prior to joining Iusacell, Mr. Bellot served as Regional Sales Director at Unefon from September 1998 to July 2003, where he was responsible for increasing the sales of telecommunications services in all the regions of the country. Mr. Bellot served as General Director of Radio Cel, S.A. de C.V., a trunking services company, from 1991 to 1993.
Mr. Bellot has also worked in areas related to management in different companies and industries such as Ranver, S.A., Productora Nacional de Redes, Ocean Garden Products and FIPESCO (Brazil). Mr. Bellot received an accounting degree from Universidad del Valle de Mexico and a masters degree in marketing from Fundacao Getulio Vargas (Rio de Janeiro, Brazil).

                                                                            (87)

        Patricio Medina Moya. Mr. Medina has served as Director of Mobile Products since July 2004. Prior to that, Mr. Medina was Director of Prepaid Products of Iusacell from February 2003 to July 2004. Mr. Medina has also served as Director of Prepaid Products of Iusacell Celular since February 2003. Before joining Iusacell, Mr. Medina was a Senior Management Telecommunications Consultant at NGC - Cap Gemini Ernst & Young's affiliate in Argentina from October 1999 to December 2002, where he was responsible for managing key accounts in the telecommunications business and for new business development projects for both wireless and wireline service providers in Chile, Argentina and Mexico. Mr. Medina holds an engineering and finance degree from Escuela Politecnica del Ejercito (ESPE) in Quito, Ecuador and he completed a management executive program at Universidad Argentina de la Empresa (UADE) in Buenos Aires, Argentina.

        Fernando Jose Cabrera Garcia. Mr. Cabrera has served as general counsel of Iusacell since July 29, 2003 and as Secretary non-member of the Board of Directors since October 2003. Mr. Cabrera has also served as general counsel of Iusacell Celular since July 29, 2003. Prior to joining Iusacell, from January 1998 to July 2003, Mr. Cabrera served as legal director of the Sports, News and Entertainment Division at TV Azteca. Mr. Cabrera served as corporate associate for over eight years in multinational law firms such as Cole Corette & Abrutyn (based in Washington D.C.), Basham Ringe & Correa (Mexico City) and Baker & Mckenzie, where he became a partner of the Mexico City Office in 1997.
Mr. Cabrera holds a degree from Universidad Iberoamericana in Mexico and a masters in law degree from Georgetown University in Washington D.C.

COMPENSATION

        The aggregate compensation (including, without limitation, base salary and benefits) paid by us to all executive officers in 2004 was Ps.92.2 million, compared to Ps.103.1 million in 2003. These aggregate amounts exclude any amounts paid by Verizon and Vodafone to their employees who were directors and executive officers of Iusacell until July 29, 2003. Each independent Director is paid a fee of U.S.$15,000 per meeting attended during the year. Our other Directors do not receive compensation. Iusacell does not provide benefits to Directors upon termination of their directorships. The compensation of our Directors is determined by the shareholders' meeting.

        As part of Iusacell's general compensation policy, we conduct periodic reviews of our management and employees to determine bonus compensation. Iusacell also provides executive officers with use of an automobile and gas stamps (up to 200 liters per month).

        We do not provide pension, retirement or similar benefits for our directors and executive officers.

BOARD PRACTICES

        Our Board of Directors has Compensation, Audit, Investment and Related Party Transactions committees. All decisions of these committees require a majority vote of their members. Mexican law requires the Audit Committee to be comprised of a majority of independent directors and to be chaired by an independent director.

        The Compensation Committee reviews, evaluates and makes recommendations to the Board of Directors regarding Iusacell's executive compensation standards and practices, including salaries and bonus distributions. The members of the Committee are Messrs. Brockmann, Gomez and Rodriguez de Castro.

                                                                            (88)

        The Audit Committee recommends the engagement of auditors, reviews our annual consolidated financial statements and provides oversight of our auditing, accounting, financial reporting and internal control functions. The Audit Committee reviews with management and the auditors the plans and results of the auditing function. The members of the Audit Committee are Messrs. Brockmann, Gomez and Rodriguez de Castro.

        The Investment Committee reviews any material investment out of the ordinary course of business or not included in the annual budget, and evaluates business opportunities and their associated risks. The members of the Investment Committee are Messrs. Brockmann, Gomez and Rodriguez de Castro.

        The Related Party Transactions Committee reviews any material transaction between Iusacell or any of its subsidiaries and any related party to verify that its terms are at least as favorable to us as the terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person. The members of the Related Parties Transactions Committee are Messrs. Brockmann, Gomez and Rodriguez de Castro.

SHAREHOLDERS

        Our principal shareholder is MovilAccess, a subsidiary of Biper at 80%, controlled by Mr. Salinas Pliego. Mr. Salinas Pliego is our Chairman of the Board and Executive Director.

        No other shareholder owns more than 5% of our shares. All shares have the same voting rights. At May 31, 2005, based on information made available to us, our shareholders' ownership interests were as follows:

SHAREHOLDERS                      COMMON SHARES           %
------------------------------   ---------------   ---------------
MovilAccess(1) ...............        69,736,552              74.6
Ricardo B. Salinas Pliego(1) .         6,960,670               7.4
Public float .................        16,727,697              17.9
                                 ---------------   ---------------
         Total ...............        93,424,919             100.0
                                 ===============   ===============

----------
(1) Shareholding information provided by MovilAccess and Mr. Salinas Pliego on Schedule 13D filed on October 26, 2004.

        Of Iusacell's outstanding shares at May 31, 2005, 6,627,245 shares were held in the form of American Depositary Shares (ADSs) by 21 holders of record based on information made available to us and provided by our depositary, The Bank of New York. Assuming that all the holders of ADSs are located in the United States, then 39.6% of Iusacell public float shares are held in the United States.

        On July 29, 2003, MovilAccess completed a public tender offer in Mexico and the United States for all outstanding equity securities of Iusacell. As a result, MovilAccess acquired 74.6% of the outstanding capital stock of Iusacell.

                                                                            (89)

        On October 17, 2003, Iusacell held a general ordinary and extraordinary shareholder's meeting by which its shareholders accepted a management proposal to exchange its series A and series V shares for a new common share class. In December 2003, Iusacell effected the exchange of its series A and series V shares for new ordinary shares with no par value at a ratio of 20 series A and/or series V shares to one new share. Iusacell did not issue fractional shares. Accordingly, fractions of new shares were paid at a price equal to the opening market price quoted on the Mexican Stock Exchange on October 17, 2003, as determined by the shareholders' meeting. Iusacell's ticker on the Mexican Stock Exchange and the New York Stock Exchange remained unchanged.

        As a consequence of Iusacell's reverse stock split, we conducted a parallel reorganization of capital in the majority of our subsidiaries in order to eliminate the existing Series A and Series B shares, creating a capital structure with only one single class of shares. As a result, all outstanding shares of our subsidiaries subject to the reorganization were cancelled and replaced by new shares.

        d)  BY - LAWS AND OTHER AGREEMENTS

GENERAL

        Iusacell was incorporated on August 6, 1998 as a variable capital corporation (sociedad anonima de capital variable) established under the laws of Mexico. Iusacell was registered in the Public Registry of Commerce of the Federal District of Mexico under Commercial Number 242349 on November 3, 1998. We were initially formed for the purpose of acquiring and holding the shares of Iusacell's operative company Grupo Iusacell Celular, S.A. de C.V. Our by-laws currently reflect the provisions contemplated in the Mexican Securities Market law (Ley del Mercado de Valores) and its regulation.

        Iusacell's corporate purpose is found under Article Two of its by-laws. Iusacell's primary purpose is to act as a holding company. The duration of the company according to our by-laws is indefinite.

DIRECTORS

        Under Iusacell's by-laws, any member of the Board of Directors who has a conflict of interest with Iusacell in any transaction must disclose such fact to the other members of the Board of Directors and abstain from voting on such matter at the relevant meeting of the Board of Directors. Any member of the Board of Directors who violates such provision may be liable for damages caused to us. Additionally, members of the Board of Directors may not represent any shareholder at any shareholders' meeting.

        Our by-laws do not grant any express power to the Board of Directors to give its members loans.

VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

        Each share entitles the holder thereof to one vote at any shareholders meeting of Iusacell.

        Under Mexican law and Iusacell's by-laws, any shareholder or group of shareholders holding Iusacell shares representing at least 10% of the total capital stock of Iusacell shall be entitled to designate one director.

        General shareholders' meetings may be ordinary or extraordinary meetings. General extraordinary meetings are those held to consider the matters specified under Article 182 of the Mexican Law of Commercial Companies (Ley General de Sociedades Mercantiles). A general extraordinary meeting may be held in order to modify the fixed capital sock, liquidation, merger, transformation and any amendments to the by-laws such as issuance of preferred capital stock, amendments to the corporate purpose or nationality.

                                                                            (90)

        The mandatory quorum on a first call for a general extraordinary shareholders meeting is 75% of the outstanding shares. If such quorum is not available on the first call, a second meeting may be called and convened, provided that at least 50% plus one share of the aggregate of the outstanding shares are present. Whether the general extraordinary meeting is held on a first or second call, in order for a resolution to be validly adopted, the favorable vote of the holders of a majority of the outstanding shares present is required.

        General ordinary shareholders' meetings may be called to consider all other matters. A general ordinary shareholders meeting of Iusacell must be held at least annually within the four months following the end of each fiscal year to consider matters specified in Article 181 of the Mexican Law of Commercial Companies, including, principally, the approval of the report of the Board of Directors regarding the performance of Iusacell, the approval of the financial statements of Iusacell for the preceding fiscal year, appointment of directors and statutory auditors and determination of their compensation, and the declaration of dividends.

        Under our by-laws, the mandatory quorum on a first call for a general ordinary shareholders' meeting is at least 50% plus one share of the outstanding shares. If such quorum is not available on the first call, a second meeting may be called and validly held regardless of the number of shares represented. In order for a resolution of the general ordinary shareholders meeting to be validly adopted as a result of a first or subsequent call, the favorable vote of the holders of a majority the shares present is required.

        The by-laws provide that the controlling shareholders' obligation specified in Article 12 of the by-laws for the repurchase of shares in the event of cancellation of registration of our shares in the Securities Section of the National Security Registry (Registro Nacional de Valores or "RNV") can be waived if 95% of the outstanding shares approved such cancellation in a shareholders' meeting and if the amount to be offered to the public investors for the shares is less than 300,000 UDIs.

        Holders of ADSs are entitled to instruct the depositary as to the exercise of the voting rights pertaining to the shares represented by the ADSs.

        Under Mexican law, holders of at least 20% of our outstanding capital stock may have any shareholder action that violates our by-laws or applicable law set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the general shareholders' meeting at which such action was taken, by showing that the challenged action violates Mexican law or our by-laws. Relief under these provisions is only available to holders:

            . whose shares were not represented when the action was taken or, if represented, were voted against it; and

            . whose complaint makes reference to the clause of the by-laws or the legal provision that was infringed.

                                                                            (91)

        Shareholders' meetings may be called by the Board of Directors, any of the statutory auditors or any Mexican court of competent jurisdiction. In addition, the Board of Directors or any of the statutory auditors may be required to call a shareholders meeting upon the written request of holders of at least 10% of the outstanding capital stock. In addition, the Board of Directors or the statutory auditors must call a shareholders' meeting at the written request of any shareholder if no ordinary general shareholders' meeting has been held for two consecutive years or if the shareholders' meetings held during such period have not considered the items mentioned in Article 181 of the Mexican Law of Commercial Companies discussed above. Notice of a meeting must be published in the Official Gazette of the Federation (Diario Oficial de la Federacion) and/or in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a shareholders' meeting, a shareholder must request and obtain an admission card by furnishing, at least 48 hours before the time set for holding the shareholders' meeting, appropriate evidence of its ownership of shares or depositing such shares with our corporate secretary of the Board of Directors or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses.

        Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by a shareholders' resolution taken at a general shareholders' meeting. In the event shareholders decide to bring such an action, the persons against whom such action is brought will immediately cease to be members of the Board of Directors. In case the shareholders resolve not to take action against the Director(s) at such meeting, shareholders representing not less than 15% of the outstanding shares of Iusacell may directly take such action against members of the Board of Directors, provided that (i) such shareholders have not voted in favor of a resolution approved at the relevant general shareholders' meeting pursuant to which it was resolved not to take any action against the directors who are to be sued, and (ii) the claim in question covers damages alleged to have been caused to Iusacell and not only to the individual shareholders' interests.

SHAREHOLDER CONFLICTS OF INTEREST

        Under Mexican law, any shareholder that has a conflict of interest in connection with any transaction must abstain from voting at the relevant shareholders' meeting. A shareholder that votes on a business transaction in which his interest conflicts with that of Iusacell may be liable for damages if the transaction would not have been approved without such shareholder's vote.

DIVIDEND RIGHTS

        All shares have the same dividend rights. The declaration and payment of such dividends will depend upon Iusacell's results of operations, financial conditions, cash requirements, future prospects and other factors deemed relevant by the shareholders. In addition, Mexican law provides that Mexican companies may only pay dividends from retained earnings included in the year-end financial statements that have been approved by their shareholders. Dividends may be paid only after all losses for previous years have been paid for, a legal reserve equal to 20% of paid-in capital has been achieved and shareholders have approved the dividend payment. Iusacell and some of Iusacell's subsidiaries, including Iusacell Celular, have outstanding debt obligations which limit the amount of dividends that can be paid in any given year or prohibit dividends entirely.

        Holders of ADSs on the applicable record date are entitled to receive dividends declared on the shares underlying ADSs. The depositary will fix a record date for the holders of ADSs in respect of each dividend distribution.

                                                                            (92)

        At the annual general ordinary shareholders meeting of Iusacell, the Board of Directors will generally submit the financial statements of Iusacell for the previous fiscal year, together with a report by the Board of Directors, to the shareholders for their approval. Upon the approval of the financial statements, the shareholders will determine the allocation of Iusacell's net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve until the amount of the legal reserve equals 20% of Iusacell's capital stock. Such reserve is not available for distribution except as a stock dividend. Additional amounts may be allocated to other reserve funds as the shareholders determine including a reserve to repurchase shares. The remaining balance of net profits, if any, is available for distribution as dividends but only after losses, if any, of previous years have been paid for.

        All shares outstanding at the time a dividend or other distribution is declared are entitled to share pro rata in such dividend or other distribution. Partially-paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution.

        The covenants contained in the Iusacell indenture limit Iusacell's ability to declare and distribute dividends to its shareholders. The covenants contained in the Iusacell Celular indenture and in the terms of the senior refinancing secured loan limit Iusacell Celular's ability to declare and distribute dividends to Iusacell.

        According to our by-laws and Mexican law, dividends that are not claimed within five years from the date of payment will be deemed abandoned and will revert back to Iusacell.

LIQUIDATION

        In the event that we are liquidated, one or more liquidators must be appointed at an extraordinary general shareholders' meeting to wind up our affairs. Pursuant to Mexican law, all outstanding shares would be entitled to participate equally in any distribution upon liquidation. Partially-paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution.

CHANGES IN SHARE CAPITAL AND RIGHTS OF SHAREHOLDERS

        An increase of capital stock may be done through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders' equity. No increase of capital stock may be done until all previously issued shares of capital stock have been fully paid. A reduction of capital stock may be done to absorb losses, to make reimbursements to shareholders, or to release shareholders from payments not made. A reduction of capital stock to absorb losses may be done by reducing the value of all outstanding shares. A reduction of capital stock shall also be done on a pro rata basis.

        Shareholders may also approve the redemption of fully-paid shares with retained earnings. Such redemption would be effected by a repurchase of shares listed on the Mexican Stock Exchange or by lot.

        The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary shareholders meeting and an amendment to the by-laws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary shareholders meeting .

        No resolution by the shareholders is required for decreases in capital stock based on the exercise of the right to withdraw variable shares or the purchase by Iusacell of its own shares or for increases in capital stock based on offers by Iusacell of shares it previously purchased.

                                                                            (93)

PREEMPTIVE RIGHTS

        In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder's existing proportionate holdings of shares. Under Mexican Law and our by-laws, preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders. In no case may such period be less than 15 days and no greater than 30 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders' meeting at which the capital increase was approved if all shareholders were represented. Otherwise, such rights will lapse.

        Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share. In addition, holders of ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights.

LIABILITY FOR FURTHER CAPITAL CALLS

        Shareholders are not liable for further capital calls by Iusacell.

OTHER PROVISIONS

Fixed and Variable Capital, Withdrawal Rights

        As a sociedad anonima de capital variable, we may issue shares representing fixed capital and/or variable stock. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of our by-laws, although it does require approval of the general ordinary shareholders meeting.

        No shares of Iusacell representing variable capital are currently outstanding. Outstanding variable capital shares may be fully or partially withdrawn. In contrast, the minimum fixed capital required by law cannot be withdrawn. A holder of variable capital shares that wishes to effect a total or partial withdrawal of such shares would be required to notify us in an authenticated written notice to that effect. If we received that notice prior to the last quarter of the fiscal year, the withdrawal would become effective at the end of the fiscal year in which the notice was given. Otherwise, the withdrawal would become effective at the end of the following fiscal year.

        Redemption of variable capital shares of Iusacell would be made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal were to become effective or (ii) the book value per variable capital share as calculated from our financial statements for the fiscal year at the end of which the withdrawal were to become effective, as approved by our shareholders at an ordinary general meeting. Any such amount to be paid by Iusacell would become due on the day following the general ordinary meeting approving the financial statements.

        The covenants contained in the Iusacell indenture limit Iusacell's ability to issue variable capital shares. The covenants contained in the Iusacell Celular indenture and the senior credit refinancing secured loan limit Iusacell Celular's ability to issue variable capital shares.

                                                                            (94)

Forfeiture of Shares

        As required by Mexican law, Iusacell's by-laws provide that "current or future foreign shareholders of the Company agree with the Ministry of Foreign Relations to consider themselves as Mexican nationals with respect to the shares that they may acquire or of which they may be owners, and therefore not to invoke the protection of their governments with respect to such shares under penalty, should they violate this agreement, of forfeiting their shares for the benefit of the Nation."

        Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of capital stock by foreign investors.

Purchase of Our Own Shares

        According to Mexican law, we may repurchase any series of our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be done by affecting our shareholders' equity account, while we hold the repurchased shares, or by reducing our capital stock, if such shares are to be converted into treasury stock. No resolution from a shareholders' meeting is required for such reduction, but a shareholders' meeting must approve, for each year, the maximum amount of funds that may be used to repurchase shares. However such amount may not exceed our net earnings (including retained earnings). Repurchased shares may not be represented at any shareholders' meeting. However, repurchased shares may be placed among the investing public, without approval by the shareholders or the Board of Directors, and the corresponding capital increase shall not require a resolution of a shareholders' meeting.

        Under our by-laws and according to Mexican law, Iusacell's subsidiaries are not allowed to own directly or indirectly any of the capital stock of Iusacell. Also, Iusacell's subsidiaries are not allowed to own any capital stock of any controlling shareholder of Iusacell.

        The covenants contained in the Iusacell indenture limit Iusacell's ability to repurchase its own shares. The covenants contained in the Iusacell Celular indenture and in the terms of the senior refinancing secured loan limit Iusacell Celular's ability to repurchase its own shares.

Repurchase in the Event of Cancellation of Registration

        In the event that the registration of our shares in the Securities Section of the RNV is canceled, whether upon our request or pursuant to a resolution adopted by the CNBV, our by-laws and CNBV regulations require that our controlling shareholders make a public offer to purchase the shares owned by minority holders prior to such cancellation (which requirement may be waived as described in "--Voting Rights and Shareholders' Meetin"). The shares must be purchased by our controlling shareholders at least and at the higher of (i) the quotation price on the Mexican Stock Exchange or (ii) the book value of the shares, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange prior to the date of the offer except in the case that such value had been modified in accordance with criteria applicable to determination of relevant information. In this case the most recent Company's financial information must be considered.

        The quotation price on the Mexican Stock Exchange will be the average per volume for the last 30 trading days prior to the date of the offer. In any event, such period cannot exceed six moths. If the trading period is less than 30 days, the days in which the shares were actually traded will be taken into consideration for purposes of the calculation. In the event that no trading of shares has occurred, the offer price will be the book value.

                                                                            (95)

        In accordance with our by-laws and as provided by Mexican law, our Board of Directors, within the five days prior to the date of the offer, must disclose its opinion on the price, taking into consideration the minority shareholders' interests. The Board of Directors opinion must be rendered in conjunction with the Audit Committee opinion. In the event of conflict of interest by the Board of Directors, its opinion must be rendered in conjunction with the opinion of an independent expert (as defined by Mexican securities regulation) appointed by the Audit Committee.

        If after said offer our controlling shareholders fail to acquire 100% of our capital stock, the cancellation of the registration of our shares will not become effective until our controlling shareholders have created a trust with the funds required to purchase the remaining shares at the same offering price, with such trust being effective for at least six months.

        The controlling shareholders may, so long as the Board of Directors approves and the Audit Committee renders an opinion, request CNBV to authorize a different basis for the calculation of the share offer price. The Audit Committee opinion must include the reasons for setting forth a different price and must be accompanied by a report from an independent expert. In determining whether to authorize a different basis, the CNBV would take into account Iusacell's financial condition as well as its business outlook.

Appraisal Rights

        Whenever the shareholders approve a change of corporate purpose, change of nationality, spin-off or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from Iusacell and receive an amount generally equivalent to the book value of our shares (in accordance with our last balance sheet approved by a shareholders' meeting), provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change, spin-off or transformation was approved.

FOREIGN INVESTMENT REGULATION

        Foreign investment in capital stock of Mexican corporations in certain economic sectors, including telephone and cellular services, is regulated by the 1993 Foreign Investment Law, as amended, and the regulations issued under that law in 1998, which we refer to as the 1998 Regulations. Under the 1993 Foreign Investment Law, foreign investment is defined in general as the participation of foreign investors in the voting capital stock of Mexican corporations and in activities which are regulated by the 1993 Foreign Investment Law. Foreign investors are defined as non-Mexican individuals, non-Mexican legal entities and foreign entities without legal personality.

        The Mexican Foreign Investment Commission, the Mexican Foreign Investment Bureau and the Mexican National Registry of Foreign Investment are responsible for the administration of the 1993 Foreign Investment Law and the 1998 Regulations. In order to comply with foreign investment restrictions, Mexican companies that are engaged in specified restricted industries typically limit particular classes of their stock to ownership by Mexican individuals and by Mexican corporations in which foreign investment has minority participation.

        As a general rule, the 1993 Foreign Investment Law allows foreign investments in up to 100% of the capital stock of Mexican companies, except for those engaged in specified restricted industries, such as basic telephone service, where foreign investments are limited to 49% of the voting capital stock. Foreign investors may, however, participate in excess of 49% of the voting capital stock of a Mexican corporation engaged in the cellular telephone business with the prior approval of the Mexican Foreign Investment Commission.

                                                                            (96)

        Foreign states and foreign governments are prohibited under the 1995 Telecommunications Law from holding a concession or permit to provide telecommunications services, from receiving any such concession or permit as a guarantee or from being the beneficiary of any such guarantee, or from directly or indirectly owning shares of Mexican companies, including Iusacell.

Change of Control

        There are no provisions in our by-laws that would have the effect of delaying or preventing a change in control of Iusacell.

                                                                            (97)

            5)  SHARES MARKET

    a)  SHARE STRUCTURE

        Iusacell's shares have been listed on the Mexican Stock Exchange since August 4, 1999, trading under the symbol CEL. ADSs representing ten Iusacell series V shares were listed on the New York Stock Exchange from August 4, 1999 until May 12, 2003, when we implemented a change in the ADR ratio. From that date and until December 19, 2003, one ADS represented 100 Iusacell series V shares and traded under the symbol CEL.

        On December 19, 2003, Iusacell concluded an exchange of its series V and series A shares for new common shares, at a ratio of 20 Series V or A shares per new common share. The new shares are without par value, in registered form and have the same rights. The reorganization of the capital structure included a change in the ADR ratio. From that date, one ADS represents five Iusacell shares. The trading symbol did not change. The ADSs are evidenced by American depositary receipts issued under a deposit agreement with The Bank of New York, as depositary.

        On June 1, 2005, an extraordinary shareholders' meeting approved the termination of our ADR program and the subsequent delisting of our ADSs from The New York Stock Exchange. On June 21, 2005 The Bank of New York notified the termination of the ADR's program to the Iusacell's ADRs holders. With such notification, The Bank of New York stopped the issuance of new ADRs by filing before the SEC an amendment to the F-6. Additionally, the deposit agreement was amended to reduce to 60 days, the period in which the shareholders can exchange ADRs for shares listed in the Mexican Stock Exchange. In accordance with the termination of the deposit agreement, it is expected that the New York Stock Exchange (NYSE) suspends the trading of the ADRs on or around September 19. We anticipate that the termination of the ADR program and that the delisting will be consummated by the end of the second half of 2005. These actions may have a negative effect on the market price of our ADSs and the underlying common shares, as trading will be limited to our common shares in the Mexican Stock Exchange.

    b)  PERFORMANCE OF THE SHARES IN THE STOCK MARKET

        The following tables present, for the periods indicated, the high and low sales prices of (i) the Iusacell common shares on the Mexican Stock Exchange, as reported by the Mexican Stock Exchange, adjusted to reflect the reverse stock split which occurred on December 19, 2003, and (ii) the Iusacell ADSs on the New York Stock Exchange, as reported by the New York Stock Exchange, adjusted to reflect the May 12, 2003 change in the ADR ratio and the December 19, 2003 reverse stock split and change in ADR ratio.

                 MEXICAN STOCK EXCHANGE (IN PS.)--COMMON SHARES

                                              MEXICAN STOCK EXCHANGE
                                           --------------------------
                                                PRICE PER SHARE
                                                     (pesos)
                                           --------------------------
                                              HIGH             LOW
                                           -------------    ---------
          PREVIOUS FIVE YEARS:
          2000 .........................          474.00       156.00
          2001 .........................          276.00        41.00
          2002 .........................           82.20         9.00
          2003 .........................           23.60         3.40
          2004 .........................           24.00        12.00

                                                                            (98)

                                              MEXICAN STOCK EXCHANGE
                                           --------------------------
                                                PRICE PER SHARE
                                                     (pesos)
                                           --------------------------
                                              HIGH             LOW
                                           -------------    ---------
          PREVIOUS TWO YEARS (by quarter):
          2003:
          First Quarter ................           12.80         6.60
          Second Quarter ...............            9.20         3.40
          Third Quarter ................           17.40         6.20
          Fourth Quarter ...............           23.60        17.00

          2004:
          First Quarter ................           20.60        14.80
          Second Quarter ...............           15.99        12.00
          Third Quarter ................           19.50        13.15
          Fourth Quarter ...............           24.00        18.50

                                              MEXICAN STOCK EXCHANGE
                                           --------------------------
                                                PRICE PER SHARE
                                                     (pesos)
                                           --------------------------
                                              HIGH             LOW
                                           -------------    ---------
          PREVIOUS SIX MONTHS:
          December 2004 ................           24.00        21.50
          January 2005 .................           23.16        21.45
          February 2005 ................           23.29        21.20
          March 2005 ...................           22.00        20.99
          April 2005 ...................           20.80        18.75
          May 2005 .....................           19.18        17.80

                                             NEW YORK STOCK EXCHANGE
                                           --------------------------
                                                  PRICE PER ADS
                                                    (dollars)
                                           --------------------------
                                              HIGH             LOW
                                           -------------    ---------
          PREVIOUS FIVE YEARS:
          2000 .........................          265.00        80.00
          2001 .........................          135.00        20.50
          2002 .........................           45.00         4.20
          2003 .........................           10.84         1.70
          2004 .........................           10.29         5.15

                                             NEW YORK STOCK EXCHANGE
                                           --------------------------
                                                  PRICE PER ADS
                                                    (dollars)
                                           --------------------------
                                              HIGH             LOW
                                           -------------    ---------
          PREVIOUS TWO YEARS (BY QUARTER):
          2003:
          First Quarter ................            7.40         3.10
          Second Quarter ...............            6.00         1.70
          Third Quarter ................            7.77         2.99
          Fourth Quarter ...............           10.84         7.49

          2004:
          First Quarter ................            9.28         6.35
          Second Quarter ...............            7.10         5.15
          Third Quarter ................            8.63         5.71
          Fourth Quarter ...............           10.29         8.00

                                                                            (99)

                                             NEW YORK STOCK EXCHANGE
                                           --------------------------
                                                  PRICE PER ADS
                                                    (dollars)
                                           --------------------------
                                              HIGH             LOW
                                           -------------    ---------
          PREVIOUS SIX MONTHS:
          December 2004 ................           10.29         9.59
          January 2005 .................           10.25         9.90
          February 2005 ................           10.30         9.58
          March 2005 ...................            9.81         9.05
          April 2005 ...................            9.05         8.19
          May 2005 .....................            8.60         8.00

TRADING ON THE NEW YORK STOCK EXCHANGE

        ADSs representing Iusacell shares have been listed on the New York Stock Exchange since August 4, 1999. In December 19, 2003 we completed the exchange of series A and V shares for new common shares, with no par value in Mexico. As part of the reorganization of capital, we implemented a reverse split/ADS ratio change. Since December 19, 2003 one ADS represents five Iusacell shares and continues to trade under the symbol CEL.

TRADING ON THE MEXICAN STOCK EXCHANGE

        The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities, such as our common stock, that are directly or indirectly (for example, through American Depositary Shares) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

        Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including our common stock, are on deposit with S.D. Indeval, S.A. de C.V. ("Indeval"), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

                                                                           (100)

The undersigned hereby declare, under oath, that, within the scope of our respective functions, we prepared the information relative to the issuer contained in this Annual Report, which, to the best of our knowledge, reasonably reflects its situation. Likewise, we declare that we do not have knowledge of any relevant information that has been omitted or misstated in this Annual Report or that the report contains any misleading information for investors.


------------------------     ----------------------       ---------------------
Gustavo Guzman Sepulveda     Jose Luis Riera Kinkel       Fernando Jose Cabrera
Chief Executive Officer      Chief Financial Officer            Garcia
                                                            Legal Director

                                                                           (101)

                       OPINION FROM THE EXTERNAL AUDITORS

Despacho Freyssinier Morin, S.C.

The undersigned declares under oath that the financial statements contained in this annual report annual were audited in accordance with generally accepted accounting principles. Likewise, the undersigned declares that, within the scope of the work performed, I am not aware of any relevant financial information that was omitted or misstated in this annual report or that the report contains misleading information for investors.

                                   Sincerely,


                       ----------------------------------
                       C.P.C. Jorge E. Santibanez Fajardo
                                    Partner.

Mexico, D.F.
June 29, 2005

                                                                           (102)

            7)  EXHIBITS

        a)  AUDITED FINANCIAL STATEMENTS AND STATUTORY AUDITOR'S REPORT


                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

                   (Subsidiary of Movil Access, S.A. de C.V.)

                              AUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                        DECEMBER 31, 2004, 2003 AND 2002

                                                                           (103)

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                   (Subsidiary of Movil Access, S.A. de C.V.)

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2004, 2003 AND 2002

                                      INDEX

Contents                                                         Page

Report of independent accountants                               1 to 3

Consolidated financial statements:

Balance sheets                                                     4

Income statements                                                  5

Statements of changes in stockholders' equity (deficit)            6

Statements of changes in financial position                        7

Notes to the consolidated financial statements                 8 to 47

                                                                             (0)

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Grupo Iusacell, S.A. de C.V.
(Subsidiary of Movil Access, S.A. de C.V.)
Mexico City, Mexico

We have audited the consolidated balance sheet of Grupo Iusacell, S.A. de C.V. and subsidiaries (the Company), as of December 31, 2004, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The consolidated financial statements as of December 31, 2003, and for the years ended December 31, 2003 and 2002, presented for comparison purposes only, were audited by other independent accountants, whose report dated March 26, 2004, and for certain information April 19, 2004, expressed an unqualified opinion on those statements, and included explanatory paragraphs describing the following matters: 1) The Company adopted, in 2003, Statement C-8 "Intangible Assets" issued by the Mexican Institute of Public Accountants, with the effects described in Note 4n. to the consolidated financial statements; 2) The Company incurred in certain events of default related to its debt originally issued at long-term, which entitled the creditors with the right to request the immediate payment of the principal and interest; also, one subsidiary of the Company was sued before a New York Court. Under these circumstances, the Company classified its debt, originally issued at long-term, as short-term liabilities, and as a result, current liabilities exceeded current assets by Ps.10,300.9 millions (constant Mexican pesos of December 31, 2004); 3) The Company reported accumulated losses representing more than two thirds of its capital stock, which, in accordance with Mexican law is a cause of dissolution, and could be among the assumptions provided by the Concurso Mercantil Law in Mexico and; 4) The circumstances described in numerals 2) and 3) above, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements did not include any adjustments related to the recoverability and classification of the amounts recorded as assets, and the amounts and classification of liabilities, deemed necessary in the event the Company could not continue operating as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, and have been prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

                                                                             (1)

        a) As more fully discussed in Notes 2 and 10 to the accompanying consolidated financial statements, the Company has incurred in events of default under the agreements and/or instruments governing the loans which conform the Company's debt. Such events relate, mainly, to the failure in the payment of the principal and the corresponding interest, to technical defaults and noncompliance of financial ratios, and to the change of control of the Company that occurred when the former shareholders, Verizon Communications, Inc. (Verizon) and Vodafone Group Plc. (Vodafone), sold the majority equity shares to Movil Access, S.A. de C.V., as well as other defaults detailed in such notes. These defaults entitled the creditors of most of the Company's debt to request the immediate payment of principal and corresponding accessories, in accordance with the executed agreements. As a result of the above, and in conformity with accounting principles generally accepted in Mexico, long-term debt, as described in Note 10 to the consolidated financial statements, has been classified as short-term and, consequently, as of December 31, 2004, current liabilities exceeded current assets by Ps.11,068.6 million, approximately. On January 14, 2004, a group of holders of the Secured Senior Notes Due 2004, issued by the Company's main subsidiary, filed a lawsuit in a New York Court against that subsidiary, for the immediate payment of principal and interest; the lawsuit includes other aspects also described in Notes 2 and 10 to the consolidated financial statements.

        b) The Company has incurred accumulated losses as of December 31, 2004, which have originated the total loss of the Company's capital stock, and a deficit in its stockholders' equity at that date. The loss of capital stock, in accordance with Mexican General Corporate Law, is cause of a possible dissolution of the Company; furthermore, the Company might be instituted in a reorganization proceeding under the Concurso Mercantil Law in Mexico.

            These circumstances, in addition to the description in paragraph a) above, raise substantial doubt about the Company's ability to continue as a going concern, which will depend, among other factors, on its debt restructure and/or, as the case may be, on obtaining or generating the additional resources necessary to settle its obligations and to cover its operating needs. The accompanying consolidated financial statements, due to the reasons described in
            Note 4a. to such financial statements, have been prepared considering that the Company will continue as a going concern and, in consequence, do not include any adjustments related to the recoverability and classification of the amounts recorded as assets, and the amounts and classification of the liabilities, which might be deemed necessary in the event the Company would enter into a liquidation process.

        c) In accordance with Note 4o. to the consolidated financial statements, beginning in 2004, the Company adopted Statement C-15 "Impairment of the Value of Long-Lived Assets and Disposal", issued by the Mexican Institute of Public Accountants, in order to value such assets.

                                                                             (2)

            In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S.A. de C.V. and subsidiaries as of December 31, 2004, and the consolidated results of its operations, changes in its consolidated stockholders' equity (deficit), and changes in its consolidated financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

                                                Despacho Freyssinier Morin, S.C.


                                                 CPC Jorge E. Santibanez Fajardo
                                                            Partner


            Mexico City, Mexico
            March 21, 2005

                                                                             (3)

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                   (Subsidiary of Movil Access, S.A. de C.V.)

                           CONSOLIDATED BALANCE SHEETS
                              (Notes 1, 2, 3 and 4)

                            Expressed in thousands of
                 constant Mexican pesos as of December 31, 2004

                                                                                               December 31,
                                                                                   ----------------------------------
                                                                                        2004               2003
                                                                                   ---------------    ---------------
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 4f.)                                               Ps.       3,953    Ps.       6,116
                                                                                   ---------------    ---------------
Accounts receivable:
  Trade, net of Ps. 321,764 and Ps. 280,942 of  allowance for doubtful accounts
  in 2004 and 2003, respectively (Note 4h.)                                                338,347            529,833
   Recoverable taxes and other                                                             314,444            368,826
   Related parties (Note 5)                                                                 41,574              8,831
                                                                                   ---------------    ---------------
                                                                                           694,365            907,490
                                                                                   ---------------    ---------------
Inventories - Net (Note 6)                                                                 329,401            269,281
                                                                                   ---------------    ---------------
Total current assets                                                                     1,027,719          1,182,887

INVESTMENTS (Note 7)                                                                         2,107             14,931
PROPERTY AND EQUIPMENT - Net (Note 8)                                                    7,072,180          8,088,114
OTHER ASSETS - Net (Note 9)                                                              1,076,618          1,152,976
GOODWILL - Net of accumulated amortization of Ps. 1,457,044 in 2004 and
Ps.1,254,861 in 2003 (Note 4m.)                                                          1,794,213          1,996,396
                                                                                   ---------------    ---------------
Total assets                                                                       Ps.  10,972,837    Ps.  12,435,304
                                                                                   ===============    ===============
Liabilities and Stockholders' Equity (Deficit)

CURRENT LIABILITIES:
Original long-term debt, reclassified as short-term (Note 10)                      Ps.   8,833,814    Ps.   9,358,960
Interest payable                                                                         1,630,949            867,015
Trade accounts payable                                                                     305,978            449,232
Notes payable to suppliers (Note 11)                                                        23,303             23,748
Taxes and other payables                                                                   812,088            681,617
Asset tax (Note 12)                                                                        137,170                  -
Related parties (Note 5)                                                                   353,051            103,227
                                                                                   ---------------    ---------------
Total current liabilities                                                               12,096,353         11,483,799

Notes payable to suppliers, long-term (Note 11)                                             24,717             97,422
Other accounts payable, long-term (Note 4r.)                                                   479                688
                                                                                   ---------------    ---------------
Total liabilities                                                                       12,121,549         11,581,909
                                                                                   ---------------    ---------------
Commitments and contingencies (Note 13)                                                          -                  -
                                                                                   ---------------    ---------------
STOCKHOLDERS' EQUITY (DEFICIT):

Contributed capital (Notes 14 and 15):
Capital stock                                                                            7,815,072          7,809,003
Paid-in capital                                                                          1,536,698          1,536,698
                                                                                   ---------------    ---------------
                                                                                         9,351,770          9,345,701
                                                                                   ---------------    ---------------
Earned capital (deficit) (Note 16): Accumulated (losses) profits:
  Legal reserve                                                                             21,947             21,947
  For prior years                                                                       (8,691,372)        (3,738,246)
  For the year                                                                          (1,989,162)        (4,953,126)
                                                                                   ---------------    ---------------
                                                                                       (10,658,587)        (8,669,425)
                                                                                   ---------------    ---------------
Accumulated other earned capital                                                           227,651            227,651
                                                                                   ---------------    ---------------
Total majority stockholders' equity (deficit)                                           (1,079,166)           903,927

Minority interest                                                                          (69,546)           (50,532)
                                                                                   ---------------    ---------------
Total stockholders' equity (deficit)                                                    (1,148,712)           853,395
                                                                                   ---------------    ---------------
Total liabilities and stockholders' equity (deficit)                               Ps.  10,972,837    Ps.  12,435,304
                                                                                   ===============    ===============

The accompanying twenty notes are an integral part of these consolidated financial statements.

                                                                             (4)

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                   (Subsidiary of Movil Access, S.A. de C.V.)

                         CONSOLIDATED INCOME STATEMENTS
                              (Notes 1, 2, 3 and 4)

                            Expressed in thousands of
                 constant Mexican pesos as of December 31, 2004

                                                                                    Years ended
                                                                                    December 31,
                                                                 ---------------------------------------------------
                                                                      2004              2003              2002
                                                                 ---------------   ---------------   ---------------
Revenues:
   Services                                                      Ps.   4,780,562   Ps.   4,406,851   Ps.   5,396,205
   Telephone equipment sales and other                                   650,835           577,605           648,989
                                                                 ---------------   ---------------   ---------------
                                                                       5,431,397         4,984,456         6,045,194
                                                                 ---------------   ---------------   ---------------
Cost of sales:
   Cost of services                                                    1,847,255         1,576,426         1,676,771
   Cost of telephone equipment sales and other (Note 4j.)              1,369,125           946,306           533,859
                                                                 ---------------   ---------------   ---------------
                                                                       3,216,380         2,522,732         2,210,630
                                                                 ---------------   ---------------   ---------------
Gross profit                                                           2,215,017         2,461,724         3,834,564
Operating expenses                                                     1,769,185         1,996,681         1,987,441
Depreciation and amortization                                          1,961,564         2,164,574         2,457,762
Other operating income (Note 8)                                         (207,929)          (93,152)         (110,447)
                                                                 ---------------   ---------------   ---------------
Operating loss                                                        (1,307,803)       (1,606,379)         (500,192)
                                                                 ---------------   ---------------   ---------------
Intangible assets write-off (Note 4o.)                                         -           368,440                 -
                                                                 ---------------   ---------------   ---------------
Abandoned fixed assets write-off (Note 8d.)                                    -           425,704                 -
                                                                 ---------------   ---------------   ---------------
Other expenses - Net (Note 9d.)                                           11,214           659,131                 -
                                                                 ---------------   ---------------   ---------------
Integral financing cost:
   Interest expense - Net                                              1,082,834         1,018,361           984,471
   Foreign exchange loss (gain)                                          (69,718)          783,152         1,125,154
   Gain from monetary position                                          (466,139)         (369,071)         (454,596)
                                                                 ---------------   ---------------   ---------------
                                                                         546,977         1,432,442         1,655,029
                                                                 ---------------   ---------------   ---------------
Equity participation in net loss of associated
  companies (Notes 3 and 7)                                               13,317            18,455            10,655
                                                                 ---------------   ---------------   ---------------
Loss from continuing operations before asset tax                      (1,879,311)       (4,510,551)       (2,165,876)
Provision for asset tax (Note 12)                                        155,499           326,486           131,766
                                                                 ---------------   ---------------   ---------------
Loss from continuing operations before minority interest              (2,034,810)       (4,837,037)       (2,297,642)
Minority interest                                                          5,271            34,857            18,194
                                                                 ---------------   ---------------   ---------------
Loss from continuing operations before extraordinary item             (2,029,539)       (4,802,180)       (2,279,448)
Extraordinary item for the early extinguishment of debt
  (Notes 11 and 10g.)                                                     40,377            16,322                 -
                                                                 ---------------   ---------------   ---------------
Loss after extraordinary item                                         (1,989,162)       (4,785,858)       (2,279,448)
Cumulative effect of  change in accounting policy (Note 4j))                   -          (167,268)                -
                                                                 ---------------   ---------------   ---------------
Net loss for the year                                            Ps.  (1,989,162)  Ps.  (4,953,126)  Ps.  (2,279,448)
                                                                 ===============   ===============   ===============
Weighted-average number of shares of common stock
   outstanding (thousands)                                                93,161            93,101            93,101
                                                                 ===============   ===============   ===============
Basic net loss per share of common stock (pesos):
Loss from continuing operations before extraordinary item        Ps.      (21.78)  Ps.      (51.58)  Ps.      (24.48)
Extraordinary item                                                          0.43              0.18                 -
Cumulative effect of change in accounting policy                               -             (1.80)                -
                                                                 ---------------   ---------------   ---------------
Basic net loss per share of common stock                         Ps.      (21.35)  Ps.      (53.20)  Ps.      (24.48)
                                                                 ===============   ===============   ===============

The accompanying twenty notes are an integral part of these consolidated financial statements.

                                                                             (5)

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                   (Subsidiary of Movil Access, S.A. de C.V.)

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                              (Notes 1, 2, 3 and 4)

    Expressed in thousands of constant Mexican pesos as of December 31, 2004

                                                                                    Accumulated profits (losses)
                                                                        ----------------------------------------------------
                                        Capital           Paid-in            Legal
                                         stock            capital           reserve       For prior years     For the year
                                    ---------------   ---------------   ---------------   ---------------    ---------------
Balance at December 31, 2001        Ps.   7,809,003   Ps.   1,536,698   Ps.      21,947   Ps.    (880,757)   Ps.    (578,041)

Application of 2001 net loss                      -                 -                 -          (578,041)           578,041

Decrease in minority interest                     -                 -                 -                 -                  -

Comprehensive loss for the year                   -                 -                 -                 -         (2,279,448)
                                    ---------------   ---------------   ---------------   ---------------    ---------------
Balance at December 31, 2002              7,809,003         1,536,698            21,947        (1,458,798)        (2,279,448)

Application of 2002 net loss                      -                 -                 -        (2,279,448)         2,279,448

Decrease in minority interest                     -                 -                 -                 -                  -

Comprehensive loss for the year                   -                 -                 -                 -         (4,953,126)
                                    ---------------   ---------------   ---------------   ---------------    ---------------
Balance at December 31, 2003              7,809,003         1,536,698            21,947        (3,738,246)        (4,953,126)

Application of 2003 net loss                      -                 -                 -        (4,953,126)         4,953,126

Decrease in minority interest                     -                 -                 -                 -                  -

Increase of capital stock                     6,069                 -                 -                 -                  -

Comprehensive loss for the year                   -                 -                 -                 -         (1,989,162)
                                    ---------------   ---------------   ---------------   ---------------    ---------------
Balance at December 31, 2004        Ps.   7,815,072   Ps.   1,536,698   Ps.      21,947   Ps.  (8,691,372)   Ps.  (1,989,162)
                                    ===============   ===============   ===============   ===============    ===============

                                      Accumulated
                                         other                                Total
                                         earned          Minority         stockholders'
                                        capital          interest        equity (deficit)
                                    ---------------   ---------------    ---------------
Balance at December 31, 2001        Ps.     227,651   Ps.     144,616    Ps.   8,281,117

Application of 2001 net loss                      -                 -                  -

Decrease in minority interest                     -          (133,502)          (133,502)

Comprehensive loss for the year                   -                 -         (2,279,448)
                                    ---------------   ---------------    ---------------
Balance at December 31, 2002                227,651            11,114          5,868,167

Application of 2002 net loss                      -                 -                  -

Decrease in minority interest                     -           (61,646)           (61,646)

Comprehensive loss for the year                   -                 -         (4,953,126)
                                    ---------------   ---------------    ---------------
Balance at December 31, 2003                227,651           (50,532)           853,395

Application of 2003 net loss                      -                 -                  -

Decrease in minority interest                     -           (19,014)           (19,014)

Increase of capital stock                         -                 -              6,069

Comprehensive loss for the year                   -                 -         (1,989,162)
                                    ---------------   ---------------    ---------------
Balance at December 31, 2004        Ps.     227,651   Ps      (69,546)   Ps.  (1,148,712)
                                    ===============   ===============    ===============

The accompanying twenty notes are an integral part of these consolidated financial statements.

                                                                             (6)

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                   (Subsidiary of Movil Access, S.A. de C.V.)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                              (Notes 1, 2, 3 and 4)

                       Expressed in thousands of constant
                      Mexican pesos as of December 31, 2004

                                                                                   Years ended
                                                                                   December 31,
                                                                  ---------------------------------------------
                                                                      2004            2003            2002
                                                                  -------------   -------------   -------------
Operating activities:

Loss from continuing operations before extraordinary item         Ps.(2,029,539)  Ps.(4,802,180)  Ps.(2,279,448)
Items not requiring the use of resources:
  Depreciation and amortization                                       1,961,564       2,164,574       2,457,762
  Intangible assets write-off                                                 -         368,440               -
  Other long-term assets write-offs                                           -         709,090               -
  Abandoned fixed assets write-off                                            -         425,704               -
  Equity participation in net loss of associated companies               13,317          18,455          10,655
  Deferred income tax                                                         -         172,356          10,117
  Minority interest                                                      (5,271)        (34,857)        (18,194)
                                                                  -------------   -------------   -------------
                                                                        (59,929)       (978,418)        180,892
Resources provided by (used for) operating activities:
  Trade accounts receivable                                             191,486         170,881         (12,498)
  Related parties                                                       217,081        (104,003)         40,909
  Recoverable taxes and other                                            54,382         218,527         (65,407)
  Inventories                                                           (60,120)       (230,236)        254,247
  Trade accounts payable                                               (216,403)         66,888        (590,353)
  Taxes and other payables                                              130,469         877,586        (296,527)
  Asset tax                                                             137,170         (79,995)         16,989
  Employee profit sharing                                                     -               -          (3,085)
  Other                                                                    (209)         (2,613)        (59,987)
                                                                  -------------   -------------   -------------
Resources provided by (used for) operating activities
before extraordinary item and cumulative effect of
change in accounting policy                                             393,927         (61,383)       (534,820)

Extraordinary item for the early extinguishment of debt                  40,377          16,322               -
Cumulative effect of change in accounting policy                              -        (167,268)              -
                                                                  -------------   -------------   -------------
Resources provided by (used for) operating activities                   434,304        (212,329)       (534,820)
                                                                  -------------   -------------   -------------
Financing activities:

Changes from valuation of debt                                          238,788         312,703         720,524
Principal payments on long-term debt                                          -               -         (42,478)
(Decrease) increase in notes payable                                          -        (137,018)          9,807
Increase in capital stock                                                 6,069               -               -
                                                                  -------------   -------------   -------------
Resources provided by financing activities                              244,857         175,685         687,853
                                                                  -------------   -------------   -------------
Investing activities:

Purchase of property and equipment                                     (412,511)       (132,280)       (884,007)
(Purchase) of common stock of associated companies                       12,824               -        (182,679)
Decrease in escrow account                                                    -               -         508,446
(Purchase) disposal of other assets                                    (281,637)              -          99,880
                                                                  -------------   -------------   -------------
Resources used for investing activities                                (681,324)       (132,280)       (458,360)
                                                                  -------------   -------------   -------------
Net decrease in cash and cash equivalents                                (2,163)       (168,924)       (305,327)

Cash and cash equivalents at the beginning of the year                    6,116         175,040         480,367
                                                                  -------------   -------------   -------------
Cash and cash equivalents at the end of the year                  Ps.     3,953   Ps.     6,116   Ps.   175,040
                                                                  =============   =============   =============

The accompanying twenty notes are an integral part of these consolidated financial statements.

                                                                             (7)

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                   (Subsidiary of Movil Access, S.A. de C.V.)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2003 AND 2002

                      Except as otherwise noted, expressed
         in thousands of constant Mexican pesos as of December 31, 2004.
               Amounts expressed in U.S. Dollars are in thousands.

NOTE 1 - ENTITY, NATURE OF BUSINESS AND PRINCIPAL STOCKHOLDERS:

Entity and nature of business:

Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) is a holding company which was incorporated on August 6, 1998. Since July 28, 2003, Iusacell is a subsidiary of Movil Access, S.A. de C.V. Iusacell and its subsidiaries are jointly referred in these notes as the Group.

Grupo Iusacell Celular, S.A. de C.V. (Iusacell Celular) is the main subsidiary and is a holding company incorporated on October 6, 1992. Its subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in five market areas (each a Region) in Mexico. Iusacell, through Iusacell Celular, holds the non-wire line cellular concessions for Region 5 (Guadalajara), Region 6 (Leon), Region 7 (Puebla), a cellular authorization for Region 9 (Mexico City), and in 2001, acquired the company that holds the concession for Region 8 (Merida) (Note 3).

Iusacell subsidiaries also hold concessions to provide long distance services and nationwide paging services; starting in December 2001, provide commercial wireless personal communication services (PCS) in Regions 1 and 4 in northern Mexico.

On October 17, 2003, at an extraordinary stockholders' meeting, Iusacell's stockholders approved a 20 to 1 reverse stock split. All references to the number of shares, per share amounts and any other reference to shares in the consolidated financial statements and the accompanying related notes, unless otherwise noted, have been adjusted to reflect the reverse stock split on a retroactive basis (Note 14).

Principal stockholders:

On June 13, 2003, Movil Access, S.A. de C.V. (Movil Access), a Mexican telecommunications service provider, controlled by Ricardo Salinas Pliego, announced an agreement to acquire, at least, the outstanding shares of Iusacell owned at that time by Verizon Communications, Inc. (Verizon) and Vodafone Group Plc (Vodafone), through a public purchase tender offer. When the offer expired, on July 28, 2003, Movil Access acquired 74.63% of the outstanding shares of Iusacell and the management control of the Company.

                                                                             (8)

NOTE 2 - FINANCIAL SITUATION:

As mentioned in Note 10, the Group is in default under some of the agreements and/or instruments governing its loans as described in such Note; as a result, and due to cross defaults, the lenders of most of the indebtedness, were entitled with the right to declare the acceleration of the due date of the indebtedness under such loans.

As mentioned in Note 10a., a group of holders of the Secured Senior Notes Due 2004 of Iusacell Celular filed a lawsuit in a New York Court against Iusacell Celular demanding the immediate payment of the indebtedness under that loan, and alleging breach of the Secured Senior Notes Due 2004 indenture requesting that the Court declare that the holders of the notes are pari-passu with the lenders under Iusacell Celular's Amended and Restated Senior Secured Credit Loan Agreement. On April 19, 2004, this group of holders of the notes filed an amended complaint and they were also seeking injunctive relief barring Iusacell Celular from selling, transferring or otherwise encumbering the assets pending decision on the merits of their claim for specific performance; the Court denied the group of holders' petition.

During 2004 and 2003, the Group did not make interest payments under some of these loans and as of December 31, 2004, interest payments overdue amounted to Ps.1,407,759 (U.S.$126,256), which are presented as "interest payable" in the consolidated balance sheet. The Group has neither the certainty nor the expectations that it will have sufficient cash flows to make these payments, unless it refinances its indebtedness and/or receives additional funds from external sources. Also, as of the issuance date of these financial statements, the Group has not made principal and interest payments under a loan obtained from Verizon for U.S.$7,800 (Note 5).

Under these circumstances, Accounting Principles Generally Accepted in Mexico (Mexican GAAP) require that these loans be reclassified as short-term debt. The Group presents these loans as current liabilities as of December 31, 2004 and 2003.

Additionally, the Group has incurred in accumulated losses as of December 31, 2004, which have originated the total loss of its capital stock. As of the same date, consolidated current liabilities exceed consolidated current assets by Ps. 11,068,634. The loss of the capital stock, in accordance with Mexican General Corporate Law, is cause of a possible dissolution of the Company; furthermore, the Company might be instituted in a reorganization proceeding under the Concurso Mercantil Law in Mexico, which any creditor can request.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern; however, the consolidated financial statements have been prepared considering that the Company expects to continue operating as described on Note 4a.

                                                                             (9)

NOTE 3 - ACQUISITIONS, DISPOSITIONS AND COMPANY STRUCTURE:

Company Structure:

        Under applicable laws, due to Verizon's control of the Company in 1997, Iusacell could not own the majority of the voting stock of Mexican subsidiaries that provide services other than cellular telephony. In November 1998, Iusacell Celular and Jose Ramon Elizondo, a then alternate director of Iusacell Celular (the Mexican National), entered into a joint venture formation agreement (the Agreement) pursuant to which they agreed to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses.

        Iusacell Celular and the Mexican National agreed that Iusacell Celular would own 94.90% of the economic interest and 49.00% of the voting shares of:
Iusatel, S. A. de C. V. (Iusatel), the Group's long distance concessionaire; Iusatelecomunicaciones, S. A. de C. V. (Iusatelecomunicaciones), the Group's fixed wireless local telephony operation; Punto a Punto Iusacell, S. A. de C. V. (Punto a Punto Iusacell), a microwave frequencies concessionaire; and Iusacell PCS, S. A. de C. V. (Iusacell PCS), which holds concessions for 1.9GHz frequencies in Regions 1 and 4. The Mexican National would own 5.10% of the economic interest and 51.00% of the voting shares of these subsidiaries. Additionally, the Mexican National would acquire 2.00% of the voting shares of Infotelecom, S.A. de C.V., the Group's subsidiary that provides national paging services (Infotelecom) and which is the result of a joint venture agreement between Iusacell Celular and Infomin, S.A. de C.V. (Infomin), a Mexican company which holds a fifteen-year concession to provide nationwide paging services through July 2009. As of December 31, 2004, Infotelecom is owned 49.00%, 49.00% and 2.00%, by Iusacell Celular, Banorte, S. A. (which acquired Infomin's interest in Infotelecom in exchange for the retirement of debt) and the Mexican National, respectively.

        On July 29, 2002, the Mexican Government issued a favorable resolution allowing the Company to own up to 99.99% of the voting shares of Iusacell PCS. After this resolution was obtained, at an extraordinary stockholders' meeting held on September 12, 2002, Iusacell PCS's stockholders approved the conversion of neutral shares of Iusacell PCS held by Iusacell into voting shares of Iusacell PCS.

        Iusatel, Iusatelecomunicaciones, Punto a Punto Iusacell and Infotelecom (and until September 12, 2002 Iusacell PCS) are each referred herein as a Non-Cellular Subsidiary and collectively, the Non-Cellular Subsidiaries.

Pursuant to the Agreement, the Mexican National did not have the unilateral right to approve actions at the shareholder or board level of the Non-Cellular Subsidiaries. Under each company's by-laws, all shareholder or board action must also be approved by the majority of the shares held by Iusacell Celular (or Iusacell) or the majority of the board members designated by Iusacell Celular (or Iusacell), respectively. The Agreement, together with each Non-Cellular Subsidiaries by-laws, enable Iusacell Celular or Iusacell, as the case may be, to have management control over the day-to-day operations and financial administration of the Non-Cellular Subsidiaries. The Mexican National cannot alone, among other things, select, terminate or determine the compensation of management or establish operating and capital decisions in the ordinary course of business.

                                                                            (10)

Finally, as a part of the Agreement, Iusacell and the Mexican National provide each other with a put and call option on the shares of the Non-Cellular Subsidiaries owned by the Mexican National.

On October 3, 2003, the Mexican National notified Iusacell that he was exercising his put option on the Non-Cellular Subsidiaries shares owned by him, based on the Agreement. As a result, on November 3, 2003, Iusacell and the Mexican National signed an agreement under which each Non-Cellular Subsidiary will pay to the Mexican National, on its own and/or on behalf of any of the Non-Cellular Subsidiaries, a total amount of U.S.$11,194, net of income taxes, resulting from the capital stock reimbursements of the shares owned by the Mexican National in the Non-Cellular Subsidiaries over a period of two years. This amount will be paid through weekly variable installments of at least, U.S.$100 each, starting on November 3, 2003. The unpaid amount bears interest at a fixed annual rate of 14.00%. As of December 31, 2004 and as of the issuance date of these financial statements, the Group has paid the Mexican National U.S.$6,100 and U.S.$7,400, respectively.

Pursuant to the agreement, during two years or until the full amount has been paid to the Mexican National, the shares described in the agreement will be deposited in a trust, and the voting rights of such shares will be exercised by the trust, under the instructions of Iusacell. In the event that Iusacell failed to make four payments, the trust will exercise the voting rights under the instructions of the Mexican National. Additionally, this agreement establishes that under certain circumstances, including the failure to make four payments, among others, the amounts paid by Iusacell as of that date may be retained by the Mexican National as a penalty for breaching the agreement, and the shares deposited in the trust will revert to the Mexican National.

        The subsidiaries of Iusacell are shown in the following schedule. The identification of the companies with a capital letter indicates that they are direct subsidiaries of Iusacell; and those which are indirect subsidiaries are identified with the same letter than their holding company, followed by a consecutive number:

                                                                            (11)

                                                                                            Economic interest (direct or
                                                                                                     indirect)
                                                                                                 as of December 31,
                                                                                           ------------------------------
          Subsidiary and activity                                                               2004             2003
          -----------------------------------------------------------------------------    ---------------   ------------
                                                                                                (%)              (%)
A          Grupo Iusacell Celular, S.A. de C.V. (Holding company and infrastructure)                100.00         100.00
A.1        Sistemas Telefonicos Portatiles Celulares, S.A. de C.V. (Concession of
           Region 6)                                                                                100.00         100.00
A.2        Telecomunicaciones del Golfo, S.A. de C.V. (Concession of Region 7)                      100.00         100.00
A.3        S.O.S. Telecomunicaciones, S.A. de C.V. (Concession of Region 9)                         100.00         100.00
A.4        Grupo Portatel, S.A. de C.V. and subsidiary (Concession of Region 8)                     100.00         100.00
A.5        Iusacell, S.A. de C.V. (Sales and marketing)                                             100.00         100.00
A.6        Punto a Punto Iusacell, S.A. de C.V. (Microwave frequency concessionaire)                 94.90          94.90
A.7        Iusatelecomunicaciones, S.A. de C.V. (Local wireless telephony)                           94.90          94.90
A.8        Iusatel, S.A. de C.V. (Long distance concessionaire)                                      94.90          94.90
A.8.1      Iusatel USA, Inc. (Long distance U.S.)                                                    94.90          94.90
A.9        Infotelecom, S.A. de C.V. (Paging)                                                        49.00          49.00
A.10       Inmobiliaria Montes Urales 460, S.A. de C.V. (Real estate)                               100.00         100.00
A.11       Sistecel, S.A. de C.V. (Services)                                                        100.00         100.00
A.12       Mexican Cellular Investments, Inc. (Holding company of Comunicaciones
             Celulares de Occidente)                                                                100.00         100.00
A.12.1     Comunicaciones Celulares de Occidente, S.A. de C.V. (Concession of Region 5)             100.00         100.00
A.13       Iusanet, S.A. de C.V. (Services)                                                         100.00         100.00
B          Iusacell PCS, S.A. de C.V. (Concession of PCS regions 1 and 4)                            94.90          94.90
B.1        Iusacell PCS de Mexico, S.A. de C.V. (Subsidiary of Iusacell PCS)                         94.90          94.90
C          Iusacell Infraestructura, S.A. de C.V. (Infrastructure)                                  100.00         100.00
D          Iusacell Arrendadora, S.A. de C.V. (Infrastructure)                                      100.00         100.00
E          Iusacell Infraestructura de Mexico, S.A. de C.V. (Infrastructure)                        100.00         100.00
F          Grupo Iusacell Nicaragua, S.A. (No operations)                                           100.00         100.00

See Note 10f. in relation to liens on these subsidiaries' capital stock or assets.

NOTE 4 - BASIS OF PRESENTATION AND ACCOUNTING POLICIES:

a.  Basis of presentation

    The Company's consolidated financial statements have been prepared in conformity with Mexican GAAP considering Iusacell as a going concern; consequently, even though its financial situation is unfavorable as described in Note 2, the consolidated financial statements do not include any adjustments which might be deemed necessary in the event the Company is unable to continue with its operations.

    The valuation of the Company's properties and equipment, goodwill and other assets, as described in the accounting policies under this Note, has been determined considering information that includes projections based on the continuity of the Company's operations and that consider the debt renegotiation, the maintenance of the Company's position in the cellular market and the optimization of its capital expenditures. Long-term debt, due to the reasons stated in Note 2, was classified as short-term debt.

                                                                            (12)

    Under these circumstances, Iusacell considers that the policies followed in the preparation and presentation of its consolidated financial statements, and described in the following paragraphs, are the most adequate to reflect its financial situation and results of its operations.

    The consolidated financial statements have been presented in thousands of constant Mexican pesos as of December 31, 2004 as required by Statement B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, issued by the Mexican Institute of Public Accountants (MIPA) (Statement B-10).

b.  Consolidated financial statements

    Those companies in which the Company holds 50.00% or more of the capital stock and/or exercises control over operating and financing activities are included in the consolidated financial statements. In addition, while the Company owns less than 50.00% of the voting shares of the Non-Cellular Subsidiaries, it consolidates them because it exercises management control over their day-to-day operations and financial administration (Note 3). All significant inter-company balances and transactions have been eliminated in consolidation.

c.  Use of estimates

    The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Major estimates and assumptions are related to the valuation of property and equipment, concessions and goodwill.

d.  Monetary unit

    The financial statements are presented in Mexican pesos (Ps.), the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries.

                                                                            (13)

e.  Effects of inflation on the financial statements

    The consolidated financial statements of the Company have been prepared in accordance with Statement B-10. The Third Amendment to Statement B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

    - The balance sheet amounts as of December 31, 2003 presented in the consolidated financial statements have been restated to constant Mexican pesos as of December 31, 2004 based on the National Consumer Price Index
      (NCPI) published by Banco de Mexico (the Mexican Central Bank), by applying an inflation percentage of 5.19%.

    - Consolidated income statements for the current and prior years have been restated to constant Mexican pesos as of December 31, 2004 using the NCPI from the periods in which the transactions occurred.

    - Statement B-12, "Statement of Changes in Financial Position", issued by the MIPA (Statement B-12), addresses the presentation of the statement of changes in financial position when financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Statement B-12 identifies the origin and application of resources representing differences between beginning and ending balance sheet amounts in constant Mexican pesos, excluding the effect of holding non-monetary assets. Statement B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating or financing activities.

    The items that originate from the recognition of effects of inflation on financial information are as follows:

    Restatement of non-monetary assets:

    Inventories are valued at the average price of the purchases made during the period and are restated using the NCPI, not exceeding net realizable value.

    Based on the Fifth Amendment to Statement B-10, property and equipment, net, and depreciation for the year are restated using the NCPI, not exceeding net realizable value.

                                                                            (14)

    Property and equipment are depreciated using the straight-line method, based on the restated values. The average annual rates of depreciation used by the Company are as follows:

                                                         2004        2003
                                                        -----       -----
                                                         (%)         (%)
    Buildings and facilities                             4.00        4.00
    Communications equipment                            10.00       10.00
    Furniture and fixtures                              10.00       10.00
    Transportation equipment                            17.00       17.00
    Computer equipment                                  29.00       29.00

    The Group does not capitalize integral financing cost for assets under construction, unless the integral financing cost generated by loans are directly attributable to those assets. For the years ended December 31, 2004, 2003 and 2002, the Group did not capitalize integral financing cost.

    Based also on the Fifth Amendment to Statement B-10, concessions and goodwill, net, and amortization for the year are restated using the NCPI, not exceeding net realizable value.

    Investments in associated companies are accounted for using the equity method based on the associated company's equity and are adjusted for the effects of inflation in accordance with Statement B-10.

    Restatement of stockholders' equity (deficit):

    The contributed and earned capital (deficit) accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned, and losses were incurred. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 2004.

    The excess from restatement of capital account is an element of stockholders' equity that includes surplus from holding non-monetary assets, which represents the excess in specific values of net non-monetary assets in comparison with the increase attributable to general inflation as measured by the NCPI. This account is presented in caption accumulated other earned capital in the consolidated balance sheets.

    Integral financing cost:

    Integral financing cost is comprised of net interest expense, foreign exchange gains and losses, and gains and losses from net monetary position.

    Foreign exchange gains and losses on transactions denominated in currencies other than Mexican pesos result from fluctuations in exchange rates between the date transactions are recorded and the date of settlement or period end.

                                                                            (15)

    Gains and losses from net monetary position represent the effects of inflation, as measured by the NCPI, on the Group's monetary assets and liabilities at the beginning of each month. Monetary liabilities exceed monetary assets, resulting in a gain from monetary position.

f.  Cash and cash equivalents

    Cash and cash equivalents consist primarily of bank deposits.

g.  Financial instruments

    Statement C-2, "Financial Instruments", issued by the MIPA (Statement C-2), requires that all financial instruments be recorded in the balance sheet at their fair value and changes in the fair value be recorded in each period in the income statement. Statement C-2 also requires that derivative financial instruments used for hedging purposes be recorded in the balance sheet and valued using the same valuation criteria used to value the hedged asset or liability.

    The Group's financial instruments consisted until 2002, in foreign currency and interest hedge contracts. As issuer, the Group has equity and debt financial instruments, as described in Notes 10 and 14.

    Until October 2002, the Group used derivative financial instruments to manage the risk of variable interest rates and foreign currency exchange fluctuations, which under Statement C-2, are classified as hedge transactions. On October 7 and 10, 2002, the Group early terminated the derivative financial instruments used for hedging purposes (Note 18).

h.  Allowance for doubtful accounts

    The Group cancels service to customers with invoices that are 60 days past due. The allowance for doubtful accounts represents the Group's estimate of the probable loss inherent in all accounts receivable due to general historical trends of customer performance. The movements of the allowance for doubtful accounts are as follows:

                                   Years ended December 31,
                          ------------------------------------------
                              2004           2003           2002
                          ------------   ------------   ------------
    Beginning balance     Ps.  280,942   Ps.  102,380   Ps.  243,814
    Increases                  127,498        178,562         67,087
    Write-offs                  86,676              -        208,521
                          ------------   ------------   ------------
    Ending balance        Ps.  321,764   Ps.  280,942   Ps.  102,380
                          ============   ============   ============

                                                                            (16)

i.  Investment in associated companies

    The Company carries under the equity method long-term investments in associated companies in which it owns between 20.00% and 50.00% of the company's voting common stock and over which the Company can exercise significant influence. Under the equity method, such investments are carried at cost adjusted for the Company's share of the net income or losses of these companies and the effects of restatement of non-monetary assets in the associated companies. The effects of transactions with such associated companies are eliminated before applying the equity method.

j.  Cellular telephones

    Until September 30, 2003, the cost of cellular telephones given to customers under exclusive service contracts was amortized based on the nature and terms of the service contracts to match costs with the timing of earned revenues. Average amortization period was twelve months. Until September 30, 2003, the cost of such telephones was included in recoverable taxes and other, in the consolidated balance sheet, net of accumulated amortization. Such cost did not exceed market value.

    During the third quarter of 2003, the Group decided to change the accounting policy for the telephones given to customers under exclusive service contracts. As a result, the cost of such telephones is recorded in the income statement at the moment when the contract is signed and such cost is included as a part of the cost of telephone equipment sales and other, in the consolidated income statement. The cumulative effect of this change in accounting policy resulted in a loss for the year for 2003 of Ps.167,268 corresponding to the remaining balance of telephones being amortized as of that date, amount that is included in caption cumulative effect of change in accounting policy, in the consolidated income statement for the year ended December 31, 2003.

    In addition to the effect for this change, the Group reclassified Ps.237,758 of the amortization for the period from January to September 2003, amount originally recorded as a depreciation and amortization for the period, to cost of telephone equipment sales and other. If this reclassification had been made for the year ended December 31, 2002, the cost of telephone equipment sales and other would have been of Ps.974,214 and the depreciation and amortization would have been Ps.2,017,408.

    At the end of the contract term, the customer keeps the cellular telephone. In the event of an early termination of an exclusive service contract, the customer either (i) is required to return the telephone to the Group or (ii) acquires the telephone at its market value on the date of termination, or in some cases, a conventional penalty is charged for the early termination.

    The cost of cellular telephones sold to customers is recorded as cost of sales based on the average cost of such telephones. Until 2002, telephones leased to customers were included in fixed assets and were depreciated over the initial lease period, generally two years.

k.  Concessions

    Costs related to the acquisition of concessions granted by the Mexican Government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on the straight-line method over the initial term of the respective concession. The weighted average remaining useful life of the recorded concessions is 10.19 years. The Mexican Government requires

                                                                            (17)
    the Group's compliance with the specific terms of each concession. Through December 31, 2004, the Group had complied substantially with such requirements, except for certain information requirements of the Mexican authorities. The Group considers that such noncompliance does not expose it to any risk of concession forfeiture, or any other material liability.

l.  Advertising

    Advertising costs are expensed as incurred. The cost of prepaid media advertising (including television airtime, magazine, directory and other print material) is deferred and recorded in other assets until the advertising airtime or space is used, at which time, such cost is recognized as an operating expense. Advertising expense amounted to Ps.255,074, Ps.450,344 and Ps.306,420 for 2004, 2003 and 2002, respectively.

    On July 1, 2003, the Group signed a contract with an advertising agency, through which the agency is delivering advertising services to the Group, including television airtime provided by Television Azteca, S.A. de C.V.
    (TVA), related party, as well as advertising in other media companies. The contract was signed for the period from July 1, 2003 to December 31, 2004. For the years ended December 31, 2004 and 2003, the amounts paid to this advertising agency, without value added tax, amounted to Ps.71,361 and Ps.303,848, respectively.

m.  Goodwill

    Goodwill represents the excess of the cost of the acquired subsidiaries' shares over its equity. Goodwill is amortized on the straight-line method over twenty years and its value is subject to annual impairment tests. From the date Statement B-7 "Business Acquisitions" is in force (January 1,
    2005), goodwill no longer will be amortized and its value will be subject to annual impairment tests (Note 4w.). Amortization expense was Ps.202,183, Ps.221,937 and Ps.194,857 in 2004, 2003 and 2002, respectively.
    Additionally, the Group wrote-off goodwill for Ps.37,006 from its telephones leasing business, amount that is presented as an special item in the caption of intangible assets write-off in the consolidated income statement for the year ended December 31, 2003 (Note 4o.).

                                                                            (18)

n.  Intangible assets

    In accordance with Statement C-8 "Intangible Assets" issued by the MIPA, these assets are recognized on the balance sheet as long as they are identifiable, provide expected economic benefits and the Company has control over such benefits. Intangible assets with an indefinite useful life are not to be amortized and intangible assets with a definite life are amortized systematically, based on the best estimate of their useful life determined in accordance with the expected future economic benefits. These assets are subject to an annual evaluation of their recoverable value, to identify any impairment losses (Notes 4o. and 9).

    The adoption of Statement C-8 did not have a significant effect on the Group's financial position. During the third quarter of 2003 and considering the economic conditions under which the Group is operating (Note 2) and based on the business plan prepared by the Group's new management, the Group wrote down intangible assets for Ps.331,434, amount that was charged to income of the year and is shown in the consolidated income statement for the year ended December 31, 2003, as a special item (Note 4o.).

o.  Evaluation of long-lived assets

    Starting January 1, 2004, the Group adopted Statement C-15 "Impairment of the Value of Long-Lived Assets and Disposal" (Statement C-15), issued by the MIPA, which establishes, among other things, criteria for the identification and, if necessary, recording the losses from impairment or from decrease in the value of long-lived assets, tangible and intangible. The estimates made by the Company, when adopting Statement C-15, did not generate impairment effects that could impact in the financial position and results of operations of the Group for the year ended December 31, 2004. The Group determined the impairment test by comparing the discounted cash flows estimated to be generated by these assets to their respective carrying amounts. The Group evaluates the recoverability of its long-lived assets when events and circumstances indicate that such assets might be impaired.

    The Group considers long-lived assets: property and equipment, concessions and goodwill.

    For the year ended December 31, 2003, the Group wrote down intangible assets for Ps.368,440, including Ps.37,006 of goodwill (Notes 4m. and 4n.).

p.  Deferred income taxes and employee profit-sharing

    The Group follows the provisions of Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employee Profit-Sharing", issued by the MIPA (Statement D-4). This Statement requires a method to calculate deferred taxes based on comprehensive assets and liabilities. The new method requires the recognition of future tax consequences based on the difference between the financial statements and tax basis of assets and liabilities -timing differences- as of the date of the financial statements.

    During 2003, and due to the circumstances mentioned in Note 2, and since the Group cannot assure the realization of certain tax loss carry forwards, the Group increased the net deferred tax asset valuation allowance to fully reserve the deferred tax asset amounting to Ps.172,356 (Note 12); for the same reasons, as of December 31, 2004 and 2003, no deferred income tax asset was recorded.

                                                                            (19)

    Employee profit-sharing is a statutory labor obligation payable to employees and determined, for each subsidiary with employees, on its pretax income, as adjusted, in accordance with the provisions of Mexican labor and income tax laws.

q.  Liabilities

    Beginning January 1, 2003, the Group adopted Statement C-9 "Liabilities, provisions, contingent assets and liabilities and commitments" issued by the MIPA (Statement C-9). This Statement establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations. The adoption of this Statement did not have a significant effect on the Group's financial position.

r.  Seniority premiums

    In accordance with Mexican labor law, Group's employees are entitled to seniority premiums upon retirement after 15 years of service or upon dismissal, disability or death. The Group follows Statement D-3, "Labor Obligations", issued by the MIPA (Statement D-3). Under Statement D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment.

    During the last quarter of 2003 and throughout 2004, the Group transferred all of its employees to two related entities which are not part of the Group.

s.  Loss per share

    Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the year.

    The computation of diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended December, 31, 2004, 2003 and 2002, the Company did not compute nor disclose diluted loss per share because, for those years, the Company incurred losses from continuing operations.

                                                                            (20)

t.  Revenue recognition

    Cellular airtime is recorded as revenue as service is provided. Starting January 1, 2002, the Group started to recognize revenue from the sale of the prepay cards as service is provided. Revenues from the sale of prepay cards associated with services that have not been provided are deferred until the services are provided or the prepay cards have expired, and are included in taxes and other payables in the accompanying consolidated balance sheet.

    Sales and cost of sales of equipment and related services are recorded when goods are delivered and services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided.

u.  Foreign currency transactions

    Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with the resulting exchange differences being recognized as exchange gains or losses.

v.  Comprehensive loss

    Comprehensive loss includes the Group's consolidated net loss and any other item that, because of specific accounting guidance, is recorded directly as a part of stockholders' equity, and which are not capital stock increases, decreases and/or distributions.

    The comprehensive loss caption included in the consolidated statement of stockholders' equity (deficit) represents the result of the performance of the Group during the year. For the years ended December 31, 2004, 2003 and 2002, comprehensive loss was the same as the consolidated loss for the year.

w.  New accounting pronouncements

    Starting January 1, 2005, rules contained in the following statements issued by the MIPA, are in force, with the following adoption effects:

    - Statement B-7, "Business Acquisitions" (Statement B-7), which establishes, among other things, the valuation method for business acquisitions, modifies goodwill accounting treatment, by eliminating its amortization from January 1, 2005 onwards, and establishing that goodwill is subject to impairment rules on a yearly basis; also, it gives specific guidance in acquisitions of minority interest and in assets transfers or exchange of shares among entities of a same group. Adoption of Statement B-7 will represent for the Group a decrease in the amortization charge of Ps.202,183, since, in accordance with these rules, goodwill no longer will be amortized. This decrease does not consider any possible impairment effect that might need to be recorded in that year.

    The management of the Group considers that the adoption of the following statements will not have effect in the Group's financial statements:

    - Amendments to Statement C-2 "Financial Instruments", which require that valuation effects from instruments available for sale, are recorded in stockholders' equity and not in results for the period, and incorporates rules to determine the impairment effects on financial instruments.

                                                                            (21)

    - Statement C-10 "Derivative Financial Instruments and Hedging Operations", which further to compel and detail the accounting, valuation and disclosure criteria for derivative financial instruments, requires that effectiveness of risk hedging on foreign subsidiaries cash flows and net investments, be recognized in comprehensive income.

    - Amendments to Statement D-3 "Labor Obligations", which establishes rules for valuation and accounting of liabilities generated for other remunerations at the termination of the labor relation.

x.  Reclassifications

    Certain reclassifications have been made in the 2003 consolidated balance sheet, for comparison purposes with 2004. The most important reclassifications are the following:

                                             As of December 31, 2003
                                ------------------------------------------------
                                    Reclassified           Previously reported
                                ---------------------    -----------------------
Interest payable                Ps.           867,015    Ps.                   -
Taxes and other payables                      681,617                  1,548,632
                                ---------------------    -----------------------
                                Ps.         1,548,632    Ps.           1,548,632
                                =====================    =======================

NOTE 5 - RELATED PARTIES:

As discussed in Note 1, during 2003 Verizon and Vodafone sold their investment in the Company. Therefore, since the date of the sale, they are no longer related parties of the Group.

Beginning August 2003, the Company is subsidiary of Movil Access, a company controlled by Ricardo Salinas Pliego. The main accounts receivable and payable with related parties, as of December 31, 2004 and 2003, are as follows:

                                                           December 31,
                                                   ----------------------------
                                                       2004            2003
                                                   ------------    ------------
Accounts receivable:
Biper, S.A. de C.V. and subsidiaries               Ps.    40,160   Ps.    8,831
Operadora Unefon, S.A. de C.V.                             1,414              -
                                                   -------------   ------------
                                                   Ps.    41,574   Ps.    8,831
                                                   =============   ============

                                                                            (22)

                                                           December 31,
                                                   ----------------------------
                                                       2004            2003
                                                   -------------   ------------
Accounts payable:
Grupo Electra, S.A. de C.V. and subsidiaries       Ps.  (329,727)  Ps.  (99,204)
Grupo TV Azteca, S.A. de C.V. and subsidiaries           (22,450)             -
Operadora Unefon, S.A. de C.V.                                 -         (2,740)
Other                                                       (874)        (1,283)
                                                   -------------   ------------
                                                   Ps.  (353,051)  Ps. (103,227)
                                                   =============   ============

         Contracts signed with related parties are as follows:

         Contracts with Grupo Elektra, S.A. de C.V. and subsidiaries

a. On August 5, 2003, Iusacell, S.A. de C.V., subsidiary of the Company (Iusacell S.A.), Elektra del Milenio, S.A. de C.V. (Elektra) and Salinas y Rocha, S.A. de C.V. (SyR) signed a contract through which Elektra and SyR are obligated to lease commercial areas in their stores for Iusacell S.A. to place a point of sale and to promote its telecommunication services as well as other promotional and marketing activities. For these services, Elektra and SyR received U.S.$2,500 during 2003 and 2004. The contract was signed for the period from August 5, 2003 to August 4, 2004. Iusacell, S.A. extended this contract for year 2005, thus, in December 2004 made an advance payment of U.S.$1,300 plus the corresponding value added tax as part of the future fee.

b. On August 5, 2003, Iusacell S.A., Elektra and SyR signed a contract through which Elektra and SyR are obligated to provide support to promote through advertising campaigns the services offered by Iusacell S.A. in their stores. For such services, Elektra and SyR received U.S.$5,000 payable during 2003 and 2004. The contract was signed for the period from August 5, 2003 to December 31, 2004. Iusacell S.A. extended this contract for year 2005, thus, in December 2004 made an advanced payment of U.S.$1,300 plus the corresponding value added tax as part of the future fee.

c. On August 2, 2003, Iusacell S.A. and Elektra signed a ten-year commission agreement, through which Iusacell S.A. appointed Elektra as a distributor to promote and commercialize the services and sale the Iusacell S.A. products in its stores across the country.

    Elektra is obligated to use Iusacell S.A.'s "Trade Mark" solely to promote, commercialize and sale Iusacell S.A. services. Iusacell S.A. pays Elektra a commission for the sale of its products as follows: 25.00% on the selling price of the "VIVA kit" product, 13.00% on the airtime sold, Ps.350 (pesos) for contracts sold of the rate plan "Plan Facilito".

                                                                            (23)

d. On October 1, 2003, Grupo Elektra and Iusacell S.A., signed an indefinite life agreement under which Iusacell S.A. gives Elektra the right to operate and manage its "Centros de Solucion Inmediata" (CSI), consisting of a chain of 103 stores through which Iusacell S.A. commercializes cellular telephone services in Mexico. The store format was changed and denominated "Elektricity" and offers to the public, along with Iusacell S.A. services, several other products and services related to Elektra and Banco Azteca, S.A. (BAZ).

    Pursuant to the agreement, Elektra charges clients on behalf of Iusacell S.A. for rents charged in advance, guaranteed deposits and surety bonds, differences for handsets costs, etc., and makes weekly deposits to Iusacell S.A. for amounts collected at the CSIs for these concepts, net of the commission for the administration of the business. Also, Elektra pays Iusacell S.A., if applicable, an amount for the following concepts: royalties for the administration and operation of the CSIs, the use of trade marks, the use of the computer system, personnel training and lease of assets.

    Subsequent to the signing of this agreement, Iusacell S.A. transferred to Elektra the rights on the lease contracts of some of the facilities in which the CSIs are located and will sub-lease them to Elektra. Beginning October 2003, Elektra pays the lease for the CSIs and charges Iusacell S.A. a proportional lease.

    The amounts (commissions) payable by Iusacell S.A. are as follows:

         - 27.00% on the selling price of the "VIVA kit" product

         - 18.00% on the airtime sales

         - Up to Ps.3,180 (pesos) during one year for post-paid

         - Between 7.00% and 11.00% on residual commissions for post-paid

         - Between 2.00% and 7.00% based on the collection amounts

         - Ps.150 (pesos) for each activation of other distributor

         - Between Ps.450 and Ps.1,800 (pesos) for contracts renewal

         - Ps.7,200 annually for the lease of commercial spaces for customer care activities

         - Ps.15 monthly for each radio base installed in the CSIs

e. On August 1, 2003, Iusacell S.A. and Elektra signed a current account contract for approximately Ps. 80,000, to control and record the transfer of funds between the two companies originated by the corporate and commercial relationship, financing, administration and services activities between the two companies. Iusacell S.A. delivered a note payable to Elektra for U.S.$7,000 as a guarantee to comply with its obligations under this agreement. The agreement is for an indefinite term (Note 13i.).

                                                                            (24)

f. During 2004, the Group purchased from Elektra Ps. 269,426 for handsets. On January 3, 2005, the Group and Elektra signed the corresponding agreement for an indefinite term. Elektra will charge Iusacell a fee of 1% to 3% of the handsets' value.

Contract with Servicios Eficientes de Cartera, S. de R.L. (SEC)

Several subsidiaries of the Group signed on October 6, 2003, a service, commission and deposit contract with SEC, under which SEC (subsidiary of Movil Access) is committed to perform collection activities, and the administration of cash flows and payments for the Group. The term of the contract is ten years and the Group will pay 0.50% of the amount of collections and payments. For the years ended December 31, 2004 and 2003, the Group paid commissions to SEC for Ps.43,118 and Ps.5,150, respectively.

Contracts with Teleactivos, S.A. de C.V. (Teleactivos)

a. On September 1, 2003, Iusacell S.A. signed a Master Agreement for Call Center Services through which Teleactivos (affiliated company of Movil Access), is committed to provide the following services on behalf of Iusacell S.A.: *911, *Hogar, *Doc, *Info, *Hechos, etc.

b. On November 3, 2003, Iusacell S.A. signed a Master Agreement for the Operation of a Call Center through which Teleactivos will be in charge of the operation of Iusacell S.A.'s call center, and delivering the following services: short messages service, *411, activations, theft reports, welcome call, first invoice, billing and collection, renewals, etc.

    Both contracts are for an indefinite term and can be terminated by any of the parties with 30 days in advance notification. For the years ended December 31, 2004 and 2003, the Group recorded expenses derived from theses contracts for Ps.82,733 and Ps.14,609, respectively.

Contracts with Operadora Unefon, S.A. de C.V. (Unefon)

a. Interconnection agreement, signed on June 9, 2000. Interconnection rate set by the Telecommunications Federal Commission (Cofetel) was Ps.1.90 (pesos) per minute of traffic for years ended December 31, 2004, 2003 and 2002, and that rate was modified beginning January 1, 2005 (Note 20). This contract is for an indefinite term.

b. Short Messages Services (SMS) contract signed on August 14, 2003. The rate is Ps.0.40 (pesos) per message (fixed rate/subject to review). This contract is for an indefinite term.

c. On August 3, 2004, the Group signed with Unefon a 10-year contract through which the parties agree to give each other provision of capacity and roaming services throughout Regions 2 to 9. This contract allows the Group to increase its capacity and coverage in certain areas of Mexico. For year 2004 the amount of revenue obtained from this exchange of services was Ps.56,200 and the related cost was Ps.55,674.

                                                                            (25)

A summary of the transactions that gave origin to accounts receivable and payable with related parties for years ended December 31, 2004 and 2003, is shown below:

                                                  Years ended December 31,
                                                ---------------------------
                                                    2004           2003
                                                ------------   ------------
Telephone equipment sales                       Ps.  196,953   Ps.  319,783
Airtime sales                                              -         16,828
Interconnection revenues                              28,179         10,532
Telephony service revenues                            22,618              -
Infrastructure exchange revenue                       56,200              -
Administrative services                               77,417         46,906
                                                ------------   ------------
Total revenues                                  Ps.  381,367   Ps.  394,049
                                                ============   ============
Telephone equipment purchases                   Ps.  581,165   Ps.  473,357
                                                ============   ============
Commissions                                     Ps.  165,768   Ps.    5,128
Administrative services                              137,445         25,209
Lease expenses                                        22,550         22,580
Interconnection expenses                              48,588         15,186
Advertising expenses                                  53,335         47,073
Infrastructure exchange expenses                      55,674              -
Interest expense                                      20,049              -
                                                ------------   ------------
Total expenses                                  Ps.  503,409   Ps.  115,176
                                                ============   ============

Accounts and notes payable to Verizon, including interest (which was considered a related party until the date of the sale of the Company's shares to Movil Access), were Ps.246,272 and Ps.214,865 as of December 31, 2004 and 2003, respectively.

Those accounts and notes payable as of the date of the sale were reclassified in the consolidated balance sheet and as of December 31, 2004 and 2003 are presented under caption taxes and other accounts payable. Accounts payable to Verizon result mainly from services rendered by the seconded employees assigned to the Group by Verizon before the date of the sale, and a note payable corresponding to financing provided by Verizon on May 8, 2001, in connection with the negotiations for the purchase of Portatel. This financing consists of a two-year note payable for U.S.$7,800, bearing interest at a fixed annual interest rate of 11.50%, and with an original maturity date on May 8, 2003, which was extended to November 7, 2003. Principal and interest were payable at the maturity of the note. As of the issuance date of these consolidated financial statements, the Group has not paid this note nor accrued interest as of that date.

                                                                            (26)

For the 7-month period ended July 31, 2003 (date of sale), and for the year ended December 31, 2002, transactions with Verizon and Vodafone are as follows:

                                                  July 31,     December 31,
                                                    2003           2002
                                                ------------   ------------
Service revenues                                Ps.   14,833   Ps.   38,845
                                                ============   ============

Technical expenses                                    31,158         23,147
Interest expense                                      10,333          9,563
                                                ------------   ------------
Total expenses                                  Ps.   41,491   Ps.   32,710
                                                ============   ============

Telephone equipment purchases                   Ps.   12,806   Ps.        -
                                                ============   ============

NOTE 6 - INVENTORIES, NET:

As of December 31, inventories, net, consisted of the following:

                                                    2004            2003
                                                ------------   -------------
Cellular telephones and accessories             Ps.  410,831    Ps.  295,685
Less: Reserve for obsolete and slow-moving
 inventories                                         (81,430)        (55,100)
                                                ------------   -------------
                                                     329,401         240,585
Advances to suppliers                                      -          28,696
                                                ------------   -------------
                                                Ps.  329,401    Ps.  269,281
                                                ============   =============

NOTE 7 - INVESTMENTS:

        As of December 31, the Company's investments in associated companies were as follows:

                                                        2004                           2003
                                           -----------------------------   ----------------------------
Entity                                      Ownership        Investment     Ownership       Investment
--------------------------------------     ------------     ------------   ------------    ------------
Editorial Celular, S.A. de C.V                       40%    Ps.   12,824             40%   Ps.   12,714
Valuation reserve                                                (12,824)                             -
Other                                                              2,107                          2,217
                                                            ------------                   ------------
                                                            Ps.    2,107                   Ps.   14,931
                                                            ============                   ============

                                                                            (27)

The investment in Editorial Celular, S.A. de C.V. (Editorial) is accounted for by the equity method. For each of the three years ended December 31, 2004, 2003 and 2002, the Group's share of net (losses) earnings of Editorial was of (Ps.493), Ps.1,192 and (Ps.10,655), respectively. During year ended December 31, 2004, the Group decided to create a valuation reserve for the total amount of the investment in Editorial due to the reduced viability of that company, and to the net losses reported in the last fiscal years. The amount charged to the 2004 income statement was Ps.12,824 and is presented as part of equity participation in net loss of associated companies in the consolidated income statement.

During 2003, the Mexican Association of Cellular Concessionaires, A. C. (AMCEL) entered into a liquidation process. Therefore, the Group wrote down its investment in such entity recording a loss of Ps.19,647 which is presented in caption equity participation in net loss of associated companies in the consolidated income statement for the year ended December 31, 2003.

NOTE 8 - PROPERTY AND EQUIPMENT, NET:

a.  At December 31, property and equipment, net, consisted of:

                                           2004               2003
                                      ---------------    ---------------
Buildings and facilities              Ps.   1,922,407    Ps.   1,913,877
Communications equipment                   13,025,516         12,788,355
Furniture and fixtures                        145,482            446,404
Transportation equipment                       65,508             57,019
Computer equipment                            875,819          2,024,173
Cellular rental telephones                          -             10,787
                                      ---------------    ---------------
                                           16,034,732         17,240,615
Accumulated depreciation                   (9,466,312)        (9,543,722)
                                      ---------------    ---------------
                                            6,568,420          7,696,893
Land                                           91,546             91,540
Construction in progress                      394,057            297,505
Advances to suppliers                          18,157              2,176
                                      ---------------    ---------------
                                      Ps.   7,072,180    Ps.   8,088,114
                                      ===============    ===============

b. Depreciation expense was Ps.1,651,174, Ps.1,785,541 and Ps.1,585,609 for 2004, 2003 and 2002, respectively.

c. In December 1999, the Company entered into a series of agreements with MATC Celular, S. de R. L. de C. V. (an affiliated company of American Tower Corporation) (MATC Celular). These agreements, among other things, gave MATC Celular the right to acquire from the Group approximately 350 existing towers. As a part of this agreement, a subsidiary of Iusacell signed a lease contract for the same towers with MATC Celular for a minimum mandatory term of ten years, a term that could be automatically extended for two additional periods of five years each. In December 2003, the Group extended the agreements with MATC Celular which, among other things, gave MATC Celular the right to acquire up to 143 additional towers, which will be also leased by the Group under conditions similar to the original agreements (Note 13a.). During 2004, 2003 and 2002, the Company and some of its subsidiaries sold 97, 34 and 76 towers to MATC Celular, respectively, for U.S.$20,370, U.S.$8,500 and U.S.$11,400, respectively, generating a gain on the sale, before taxes, of Ps.207,929, Ps.93,152 and Ps.110,447, respectively. During 2005 and up to the date of issuance of these financial statements, the Company has sold 3 additional towers.

                                                                            (28)

    Under Mexican GAAP, Statement D-5, "Leases", (Statement D-5) establishes the general criteria for capital and operating lease transactions. Sale-leaseback transactions must be recorded using the general criteria of Statement D-5. The timing of recognition of a gain derived from sale-leaseback transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed; whereas, if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the leased asset. Based upon this criteria, the sale-leaseback agreement with MATC Celular was recorded by the Company as an operating lease and consequently, Ps.207,929, Ps.93,152 and Ps.110,447 gains were recognized at the date of the sale and have been recorded as other operating income in the consolidated income statements for the years ended December 31, 2004, 2003 and 2002, respectively.

d. During the year ended December 31, 2003, Group's management performed a study of its communications equipment. Based on this study and on the new business plan of the Group, Group's management decided to write down certain communications equipment recording it at its estimated net realizable value, resulting in a charge to results for the year of Ps.425,704, amount that is presented as a special item in the consolidated income statement for the year ended December 31, 2003. Also, during year ended December 31, 2004, the Company made a physical inventory of its fixed assets, and derived from the inventory and the abovementioned study, the Company wrote-off fixed assets against the reserve for obsolescence and abandonment for a net book value amount of Ps.535,032.

e.  The value of these assets is subject to an annual impairment test
    (Note 4o.).

NOTE 9 - OTHER ASSETS, NET:

a.  At December 31, other assets consisted of the following:

                                           2004               2003
                                      ---------------    ---------------
Concessions                           Ps.   1,363,909    Ps.   1,363,909
Advance payments                               21,624                  -
Other                                          11,824              1,334
                                      ---------------    ---------------
                                            1,397,357          1,365,243
Accumulated amortization                     (320,739)          (212,267)
                                      ---------------    ---------------
                                      Ps.   1,076,618    Ps.   1,152,976
                                      ===============    ===============

b. Concessions amortization expense (and until 2002, of telephones) was Ps.108,207, Ps.157,096 and Ps.677,296 in 2004, 2003 and 2002, respectively.

c. As discussed in Note 4n., during 2003 the Group wrote down intangible assets for Ps.331,434, mainly consisting of: (i) Pre-operating expenses originated by the start-up operations of PCS in northern Mexico and (ii) certain payments made by the Group to Telefonos de Mexico, S.A. de C.V. (Telmex) related to the special projects implemented by Telmex to permit competition in long distance telephony (Note 13b.). This write down of intangible assets is presented as a special item in the consolidated income statement for the year ended December 31, 2003.

                                                                            (29)

d. During the third quarter of 2003, the Group wrote-off installation expenses for Ps.533,971 and advance payments for Ps.175,119. These advance payments correspond to the expenses incurred by the Group while obtaining long-term financing, which were reclassified to current liabilities during 2003. This anticipated write-off is presented in caption other expenses, net, in the consolidated income statement for year ended December 31, 2003.

NOTE 10 - LONG-TERM DEBT AND NOTES PAYABLE:

        As of December 31, long-term debt of the Group, reclassified as short-term, consisted of the following:

                                                 U.S. Dollars
                                                     2004               2004             2003
                                               -----------------   --------------   --------------
Senior Notes Due 2004 (a)                      U.S.$     150,000   Ps.  1,672,500   Ps.  1,771,926
Senior Notes Due 2006 (b)                                350,000        3,902,500        4,134,493
BNP credit agreement (c)                                  23,232          259,041          274,440
BNP refaccionario loan (d)                                 3,416           38,094           40,359
Amended and Restated Senior Secured
Credit Loan Agreement (e)                                265,622        2,961,679        3,137,742
                                               -----------------   --------------   --------------
                                               U.S.$     792,270   Ps.  8,833,814   Ps.  9,358,960
                                               =================   ==============   ==============

a.  Secured Senior Notes Due 2004

    On July 25, 1997, Iusacell Celular completed an offering of long- term, secured senior notes due July 15, 2004 for U.S.$150,000, bearing interest at a fixed rate of 10.00%, payable semi-annually starting January 15, 1998 (the Secured Senior Notes Due 2004).

                                                                            (30)

    On July 15, 2003, the Group decided that until concluding with its restructuring process with its lenders, it would not pay the interest due on the Secured Senior Notes Due 2004. Since the Group did not make the interest payments during the 30 day cure period stated in the indenture, this originated an event of default under the indenture governing the Secured Senior Notes Due 2004. Furthermore, Iusacell Celular did not pay either the interest due in January 2004, neither paid principal nor interest scheduled in July 2004; therefore, as of December 31, 2004, this indebtedness is past due. During 2005, and as of the date of issuance of these consolidated financial statements, no principal or interest payment has been made.

        On September 11, 2003, the Company announced that Iusacell Celular received a formal notification of default requesting immediate payment of the indebtedness under the Secured Senior Notes Due 2004, from a law firm in the United States of America representing an informal committee which then represented approximately 51.00% of the holders of the Secured Senior Notes Due 2004.

    Additionally, on January 14, 2004, a group of note holders representing approximately 31.00% of the total holders of the Secured Senior Notes Due 2004, filed a lawsuit before a Court in New York demanding immediate payment of the indebtedness under the Secured Senior Notes Due 2004, and also alleging breach of the Secured Senior Notes Due 2004 indenture requesting that the Court declare that the holders of the notes are pari-passu with the lenders under the Amended and Restated Senior Secured Credit Loan Agreement (Note 10e.). On April 19, 2004, this group of holders of the notes filed an amended complaint seeking injunctive relief barring Iusacell Celular from selling, transferring or otherwise encumbering the assets pending decision on the merits of their claim for specific performance; the Court denied that petition (Note 2).

    Since the Secured Senior Notes Due 2004 is past due in 2004, there are no available quotations for determining its fair value. As of December 31, 2003 its fair value was Ps.992,278.

b.  Unsecured Senior Notes Due 2006

    On December 16, 1999, Iusacell completed an offering of long-term, unsecured senior notes due December 1, 2006 for U.S.$350,000, accruing interest at a fixed rate of 14.25%, payable semi-annually starting June 1, 2000 (the Unsecured Senior Notes Due 2006). Iusacell invested approximately U.S.$133,600 of the net proceeds of the offering in securities in escrow to secure the first six semi-annual interest payments on the Unsecured Senior Notes Due 2006. This investment was restricted as to withdrawal and was utilized to meet the Company's interest commitment on the Unsecured Senior Notes Due 2006. The last interest payment made with the proceeds invested in the escrow account was in December 2002.

                                                                            (31)

    On June 1, 2003, the Group decided that until concluding with its restructuring process with its lenders, it would not pay the interest due on the Unsecured Senior Notes Due 2006. Since the Group did not make the interest payments during the 30 day cure period established by the indenture, this originated an event of default under the indenture governing the Unsecured Senior Notes Due 2006. Furthermore, the Group did not pay either the interest due in December 2003, June and December 2004. Additionally, the acquisition of Iusacell by Movil Access (Note 1) constituted a change in control under the indenture governing the Unsecured Senior Notes Due 2006. These events entitled the holders of the Secured Senior Notes Due 2006 with the right to declare the acceleration of the due date of the indebtedness under the Unsecured Senior Notes Due 2006. As of the issuance date of these financial statements, March 21, 2005, the Company has not been informed if the holders of the notes will exercise this right (Note 2).

    The Company reclassified the Unsecured Senior Notes Due 2006 as a short-term liability on the consolidated balance sheet as of December 31, 2004 and 2003.

    As of December 31, 2004 and 2003, fair values of this instrument, based on market public quotations, were Ps.1,385,387 and Ps.1,199,003, respectively.

c.  BNP credit agreement, as amended

    On July 12, 2000, a subsidiary of Iusacell obtained financing to acquire microwave transmission equipment. The financing consists of a seven-year secured term facility provided by BNP Paribas (guaranteed by the Eximbank of Norway) in the principal amount of up to U.S.$30,479. At December 31, 2004, U.S.$25,814 of this facility had been drawn down and the amount payable is U.S.$23,232.

    Loans outstanding under the BNP credit agreement provide for interest at a rate per annum equal to 0.60% above six-month LIBOR. The BNP credit agreement also included a commitment fee for the unutilized portion of the credit, calculated by applying 0.40% to the available amount. Interest under the credit agreement is paid semi-annually starting on December 2000. Fees under the credit agreement were paid quarterly starting in September 2000. Principal payments are due in ten equal semi-annual installments which began in December 2002.

    For years ended December 31, 2004 and 2003, the subsidiary of Iusacell did not make principal payments, and is currently in conversations with BNP Paribas and the Eximbank of Norway seeking a debt restructuring agreement (Note 2).

    For years ended December 31, 2004 and 2003, the weighted-average interest rates were 2.17% and 1.83%, respectively.

    The BNP credit agreement is guaranteed by Iusacell.

                                                                            (32)

d.  BNP refaccionario loan, as amended

    On July 12, 2000, a subsidiary of Iusacell obtained financing to acquire microwave transmission equipment. The financing consists of a four year secured term facility provided by BNP Paribas in the principal amount of U.S.$5,379. At December 31, 2004, U.S.$4,555 of this facility had been drawn down and the amount payable is U.S.$3,416.

    Loans outstanding under the BNP refaccionario loan provide for interest at a rate per annum equal to 2.00% above six-month LIBOR. The BNP refaccionario loan also included a commitment fee for the unutilized portion of the credit, calculated by applying 0.40% to the available amount. Interest under the refaccionario loan is paid semi-annually starting in December 2000. Fees under the credit agreement were paid quarterly starting in September 2000. Principal payments are due in four equal semi-annual installments which began in December 2002.

    For years ended December 31, 2004 and 2003, the subsidiary of Iusacell did not make principal payments, and is currently in conversations with BNP Paribas seeking a debt restructuring agreement (Note 2).

    For years ended December 31, 2004 and 2003, the weighted-average interest rates were 3.59% and 3.23%, respectively.

    The BNP refaccionario loan is guaranteed by Iusacell.

e.  Amended and Restated Senior Secured Credit Loan Agreement

        On March 29, 2001, Iusacell Celular completed the restructuring of its long-term bank loan, its revolving credit facility, and the payment of the Eximbank financing and the Commerzbank financing by entering into an amended and restated senior secured loan agreement (the Amended and Restated Senior Secured Credit Loan Agreement), which consists of:

                                                                            (33)

    (i) Tranche A Loan for an aggregate principal amount of U.S.$189,805 for the purpose of refinancing existing indebtedness under the long-term bank loan and the revolving credit facility and under a certain bridge loan used to pay the January 2001 principal amortization payments under the long-term bank loan and the revolving credit facility.

    (ii)Tranche B Loan for an aggregate principal amount of U.S.$75,817 for the purpose of paying existing indebtedness under the Eximbank financing and the Commerzbank financing and under a certain bridge loan used to pay also in January 2001 a principal amortization payment under the Commerzbank financing.

                                                                            (34)

        The Amended and Restated Senior Secured Credit Loan Agreement provides for interest at a rate per annum equal to one, two, three or six-month LIBOR at Iusacell Celular's option plus a spread ranging, depending on Iusacell Celular's leverage ratio, from 1.75% to 2.25% with quarterly interest payments which began on May 29, 2001. Principal installments were scheduled to begin during 2004 through 2006.

        There was no gain or loss recognized from this loan restructuring.

        On December 7, 2001 the Amended and Restated Senior Secured Credit Loan Agreement was amended, and a waiver and consent were granted by the lenders allowing Iusacell Celular to: (i) create liens encumbering initial deposits and margin deposits securing indebtedness under any interest rate protection agreement or other interest hedging agreement up to the principal amount of indebtedness of Iusacell Celular and its subsidiaries with floating rates of interest; (ii) make loans or advances to Iusacell in lieu of paying dividends at such times and in such amounts as necessary to permit Iusacell to pay scheduled interest (including any tax gross-up with respect thereto) and principal payments as and when due in respect to the Unsecured Senior Notes Due 2006 and (iii) make loans or advances to Iusacell in lieu of paying dividends in an amount not to exceed U.S.$5,000, as long as an event of default has not occurred, to discharge other liabilities of Iusacell incurred in the ordinary course of business.

    On March 27, 2003, Iusacell Celular announced that it received notification from lenders of the occurrence of two technical defaults under the Amended and Restated Senior Secured Credit Loan Agreement. The underlying defaults are due to the failure to obtain the consent of the lenders prior to the closing and opening of certain bank accounts and the failure to effect the registration of a mortgage on certain newly acquired assets within the time period specified in the Amended and Restated Senior Secured Credit Loan Agreement. Iusacell Celular registered the mortgage and requested, but has not yet received, the consent of the lenders with respect to the bank accounts.

    On April 28, 2003, as part of its debt restructuring effort, Iusacell Celular received a temporary Amendment and Waiver (the Amendment) of the Debt/EBITDA leverage ratio and certain other provisions and technical defaults under the Amended and Restated Senior Secured Credit Loan Agreement. The Amendment was scheduled to expire on May 22, 2003 and at its expiration date the Amendment was extended to June 13, 2003 and further extended several times. In October 2003, the Amendment was not further extended, and upon its expiration Iusacell Celular is in default of its Debt/EBITDA leverage ratio, which constitutes an event of default under the Amended and Restated Senior Secured Credit Loan Agreement, and the lenders under the Amended and Restated Senior Secured Credit Loan Agreement were entitled with the right to request the acceleration of the due date of such Amended and Restated Senior Secured Credit Loan Agreement. Additionally, Iusacell Celular exceeded the aggregate amount for the incurrence of Attributable Debt under the Amended and Restated Senior Secured Credit Loan Agreement (Note 2). Since the refinancing of Iusacell Celular notes did not occur on March 31, 2004, the outstanding amount under the Senior Secured Credit Loan has been automatically accelerated.

                                                                            (35)

    For year ended December 31, 2004, Iusacell Celular failed to make principal payments.

f.  Covenants and collateral

    The Amended and Restated Senior Secured Credit Loan Agreement, the BNP credit agreement, the BNP refaccionario loan, the Secured Senior Notes Due 2004 and the Unsecured Senior Notes Due 2006 contain certain restrictive covenants, including the maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures and restrictions on the sale or lease of Iusacell Celular's assets. As it has been mentioned before, the Group incurred in certain events of default under the agreements governing such indebtedness.

    Iusacell Celular's obligations under the amended and restated syndicated loan are unconditionally guaranteed, jointly and severally, by the principal operating and cellular concession-holding subsidiaries of Iusacell Celular and are secured by the pledge of most of all capital stock and equity interests held by Iusacell Celular and by all cellular concessions, and by a first lien on substantially all assets used in connection with or related to such concessions.

    At December 31, 2004 and 2003, all of the Company's debt is classified as short-term debt (Note 2).

g.  Notes payable

    As of December 31, 2002, notes payable consisted of a handset acquisition financing facility from Banco Santander Mexicano, S.A. (Santander) obtained by Iusacell Celular on February 25, 2002, which consisted of a one-year unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility provided for interest at an annual variable rate of LIBOR plus a spread of 1.00%. Interest was paid quarterly. At the maturity date of this facility, February 25, 2003, Iusacell Celular reached an agreement with Santander to refinance a portion of this facility under which Iusacell Celular paid Santander U.S.$7,000 plus accrued interest, and refinance the remaining U.S.$5,000. The refinanced facility consisted of an unsecured credit facility in a principal amount of U.S.$5,000 bearing interest at an annual fixed rate of 3.84%. Interest and principal would be paid in five equal monthly installments starting March 25, 2003. This facility contained certain restrictive covenants.

    On May 29, 2003, Iusacell Celular reached another agreement with Santander to repay the remaining balance of U.S.$3,000 under the refinanced credit facility. Under this new agreement, Iusacell Celular and Santander agreed to settle the remaining amount for U.S.$1,500. Iusacell Celular recognized the difference as an early extinguishment of debt under Mexican GAAP Statement C-9 and recorded this amount as an extraordinary gain for year ended December 31, 2003.

                                                                            (36)

NOTE 11 -  NOTES PAYABLE TO SUPPLIERS:

As of December 31, notes payable to suppliers consisted of the following:

                                             U.S. Dollars
                                                 2004           2004           2003
                                             ------------   ------------   ------------
Short-term:
The Harris facility                          U.S.  $2,090   Ps.   23,303   Ps.        -
Standard Bank facility                                  -              -         23,748
                                             ------------   ------------   ------------
                                             U.S.  $2,090   Ps.   23,303   Ps.   23,748
                                             ============   ============   ============
Long-term:
The Harris facility                          U.S.  $2,217   Ps.   24,717   Ps.   50,879
Standard Bank facility                                  -              -         46,543
                                             ------------   ------------   ------------
                                             U.S.  $2,217   Ps.   24,717   Ps.   97,422
                                             ============   ============   ============

On August 18, 2000, the Group through one of its subsidiaries entered into a framework agreement, as amended, with its supplier Harris, S. A. de C. V. for the purchase, construction, installation and financing of microwave equipment in a principal amount of up to U.S.$10,873.

As of December 31, 2004 and 2003, the Group had drawn down six tranches in a principal amount of U.S.$10,683 which consisted of:

(i) Tranches 1, 2A, 2B and 2C in a principal amount of U.S.$6,376 bearing interest at a rate of average term LIBOR plus 1.25%; interest is paid semiannually starting six months after each draw dawn date. Principal payments are due in six equal semiannual installments starting two years after each draw dawn date. Standard Bank acquired this loan and filed a lawsuit before a New York Court, demanding payment of one of the notes payable. Standard Bank and the Group reached an agreement and during 2003 the Court dismissed the demand.

    On June 24, 2004, the Group purchased in the secondary market a U.S.$6.4 million promissory notes issued under this facility for U.S.$3.0 million. The Group recognized in its consolidated income statement the difference of U.S.$3.4 million as an extraordinary item for the year ended December 31, 2004.

(ii) Tranche 2D and 2E in principal amounts of U.S.$4,053 and U.S.$254 bearing interest at an annual rate of 6.55% and 6.02%, respectively. Interest is paid semiannually starting six months after the draw dawn date. Principal payments are due in four equal semiannual installments starting two years after the draw dawn date. On February 7, 2005 the Group failed to make a U.S.$1,013 principal payment.

    The outstanding two tranches are guaranteed by Iusacell.

                                                                            (37)

NOTE 12 - INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEE PROFIT-SHARING (EPS):

For the years ended December 31, 2004, 2003 and 2002, the provision for IT and AT consisted of the following:

                              2004           2003           2002
                          ------------   ------------   ------------
Current IT and AT         Ps.  155,499   Ps.  154,130   Ps.  121,649
Deferred IT                          -        172,356         10,117
                          ------------   ------------   ------------
Total                     Ps.  155,499   Ps.  326,486   Ps.  131,766
                          ============   ============   ============

Iusacell Celular has filed annual consolidated income tax returns since the tax year beginning January 1, 1994. Starting year ended December 31, 2000, Iusacell is the holding company for tax consolidation purposes.

Beginning January 1, 2004, IT rate in Mexico is 33.00% (34.00% for 2003 and 35.00% for 2002). As a result of the changes to the IT Law, the IT rate will be 30.00% in 2005 and 29.00% in 2006, respectively. The effect of these reductions in the IT rate was considered in the calculation of the deferred taxes, reducing the deferred IT asset. For years ended December 31, 2004 and 2003, the Group incurred tax losses of Ps.1,577,375 and Ps.1,882,879 (nominal pesos), respectively.

At December 31, 2004 and 2003, the main timing differences the Group recognizes for the calculation of deferred income taxes, were as follows:

                                                  December 31,
                                      -----------------------------------
                                           2004                2003
                                      ---------------     ---------------
Allowance for doubtful accounts       Ps.     321,764     Ps.      80,942
Liability accruals                            497,543              38,744
Income tax loss carry forwards              8,848,232           8,170,675
Inventories                                  (329,401)           (269,281)
Property and equipment                       (755,141)         (2,567,319)
Concessions                                  (314,248)           (337,172)
Other                                          46,836                   -
                                      ---------------     ---------------
Timing differences                          8,315,585           5,316,589
Income tax rate                                 33.00%              34.00%
                                      ---------------     ---------------
                                            2,744,143           1,807,640
Income tax rate change effect                (249,468)                  -
                                      ---------------     ---------------
Deferred income tax asset                   2,494,675           1,807,640
Recoverable asset tax                         564,572              65,521
Valuation allowance                        (3,059,247)         (1,873,161)
                                      ---------------     ---------------
Net deferred income tax asset         Ps.           -     Ps.           -
                                      ===============     ===============

                                                                            (38)

During 2004 and 2003, the Group decided to increase the net deferred tax asset valuation allowance which is mainly originated by the effect of the tax loss carry forwards, because the realization of the net deferred tax asset depends mainly on generating sufficient taxable income prior to expiration of the loss carry forwards, and the Company's management estimates that considering the present situation of the Group the realization of the tax losses cannot be assured through the generation of sufficient taxable income during the following years (Note 2).

The 1.80% AT is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.80% AT paid may be utilized as a credit against future income tax in the years in which the Company generates IT in excess of the AT. The AT is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when used. As of December 31, 2004, AT available as a carry forward was Ps.564,572.

At December 31, 2004, the Group had the following net tax losses for IT purposes and the following recoverable AT:

          Year of losss       Amount        Recoverable      Expiration
          or IT payment      of loss            AT              year
          -------------   --------------   -------------   -------------
               1995       Ps.    210,096   Ps.    53,589        2005
               1996              129,717          52,458        2006
               1997              216,619          59,763        2007
               1998            1,077,594          38,668        2008
               1999              367,705          41,883        2009
               2000              233,481          88,934        2010
               2001              748,880          81,456        2011
               2002            2,209,670          85,117        2012
               2003            2,077,095          30,030        2013
               2004            1,577,375          32,674        2014
                          --------------   -------------
                          Ps.  8,848,232   Ps.   564,572
                          ==============   =============

EPS, generally 10.00%, is computed on taxable income, with adjustments to exclude inflationary effects. In years ended December 31, 2004, 2003 and 2002, the Company did not generate any taxable income for profit sharing purposes.

                                                                            (39)

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

As of December 31, 2004, the Group had the following commitments and contingent liabilities:

a. The Group has entered into operating lease agreements for administrative offices, sales branches and service facilities and since 2001, operating lease agreements with MATC Celular for the lease of towers (Note 8c.). These lease agreements expire at various dates through 2014, and some agreements contain options for renewal. Lease expense was Ps.444,326, Ps.505,274 and Ps.418,739 for years ended December 31, 2004, 2003 and 2002, respectively.

    Future annual minimum rental payments under existing leases as of December 31, 2004, are as follows:

    2005                             Ps.     454,108
    2006                                     474,051
    2007                                     494,488
    2008                                     515,415
    2009                                     537,328
    Thereafter                             1,104,872
                                     ---------------
                                     Ps.   3,580,262
                                     ===============

b. During April 2001, a subsidiary of the Company reached an agreement to settle the outstanding amounts due related to the special projects implemented by Telmex to permit competition in long distance telephony. Iusatel agreed to pay for its portion of such special projects in two parts:
    (i) a fixed payment of approximately U.S.$13,600, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wire line interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex's local wire line network. During October 2004, Iusatel finished the scheduled payments in accordance with the agreement related to the special projects implemented by Telmex to permit competition in long distance telephony.

c. On January 1, 2002, the Mexican Congress approved a tax law reform that assesses an additional 10.00% excise tax on certain wireless telecommunications services. In February 2002, the Company and some of its subsidiaries filed an injunction action to challenge the Mexican Government's implementation of the tax. The Group obtained a favorable resolution against this 10.00% excise tax and the Mexican Government filed an appeal.

    On June 6, 2003, the Group was officially notified that by disposition of the appeal filed by the Mexican Government, Mexico's Supreme Court affirmed the ruling in favor of the Group in their injunction filed against the above-mentioned excise tax for 2002. The Group is in the process to obtain the refund of the tax paid for the year 2002 and the Court has requested that the authorities comply with the injunction resolution.

    In February 2003, the Group filed an injunction action to challenge the Mexican Government regarding the same 10.00% excise tax for year 2003. The Group obtained a favorable resolution and the Mexican Government filed an appeal; however, Mexico's Supreme Court confirmed the sentence obtained in the first instance. The Group will proceed to file a refund request for the paid excise tax.

                                                                            (40)

d. A supplier of the Group has sued Iusacell S.A. for the improper termination of their agreement. The Group has obtained a favorable resolution in the first instance. The supplier filed an appeal and a new resolution was ruled declaring that the claim of the supplier can proceed against the subsidiary of the Company.

    The Group filed an injunction which was declared to be sustained, and a new resolution modifying the amount of the payment was issued. Against that resolution was filed an injunction act.

    The amount claimed by the supplier was Ps.85,023; as of the issuance date of these consolidated financial statements, the amount determined was approximately Ps.35,000. Based on the Company's external legal counsels, the Group's management considers that it is possible that the Group obtains a favorable resolution.

e. A client of the Group sued Iusacell S.A, a subsidiary of the Company, due to a claim for improper termination of their agreement. The Company's subsidiary obtained a favorable resolution in the first instance. The client filed an appeal, which was overruled by the judge. No refutation mean was filed and consequently this trial has concluded and Iusacell S.A. is exempt to make the claimed payment.

f. A services supplier of the Group sued Iusacell S. A. claiming on improper termination of their agreement. It was issued a resolution absolving Iusacell S.A. to make any payment in the first instance. Against the mentioned resolution, the supplier filed an appeal, and the result was a confirmation of the no payment sentence. The amount claimed by this supplier is U.S.$680. Based on the Group's external legal counsels, the Company's management considers it is possible that the Group's subsidiary obtains a favorable resolution.

g. Iusacell S.A., a subsidiary of the Company, was sued by a person for the improper use of her image. The person has not obtained favorable resolutions before two different instances. There was no determined amount claimed by this person. Finally, Iusacell S.A. obtained a favorable resolution absolving it to make any payment.

                                                                            (41)

h. Some subsidiaries of the Group are currently in a process before the Mexican Tax Court to obtain a resolution about their position of not being subject to certain rights payable to the Telecommunications Ministry in Mexico over interconnection revenues from calling party pays. The process is in the first stage on such Court. The amount of rights that the subsidiaries of the Group consider is not subject to be paid is approximately Ps.396,002. Based on the Group's external legal counsels, the Company's management considers it is possible that the Group's subsidiaries obtain a favorable resolution, and consequently no provision has been created.

i. Elektra has started legal collection procedures against the Group to recover an account payable in the amount of U.S.$7,000 originated from the operations derived from the contract signed with the Group (Note 5).

j. The Group is also involved in other legal processes of individual quantitative lesser impact. In the opinion of the Groups's legal counsels, the total amount which could represent a loss, as the case may be, would not have a material effect on the consolidated financial statements.

NOTE 14 - CONTRIBUTED CAPITAL:

During years ended December 31, 2004 and 2003, the following transactions took place:

On October 17, 2003, at an extraordinary stockholders' meeting, the Company's stockholders approved a complete amendment of the Company's by-laws and approved the restructuring of the capital stock of the Company through the exchange of the two series of shares representing the capital stock of the Company for new common, ordinary, registered shares with no par value and full voting rights, at a ratio of 20 series A and/or series V shares, for one new share.

The minimum fixed capital stock of the Company is Ps.5,938,688 (nominal). Approximately 17,500,000 shares were distributed among public investors as of December 31, 2004, and the market price in the Mexican Stock Exchange at that date was Ps.24.14 (pesos).

On September 23, 2004, at a general extraordinary stockholders' meeting, the Company's stockholders approved the creation of an Executive Employee Stock Option Plan (the Plan). As a consequence, the stockholders approved a capital stock increase (in its minimum part) up to Ps.130,000, through the issuance of 6,517,086 shares. At that meeting, the stockholders also decided to grant the preference right to the absent stockholders or to those who have not resigned their subscription rights, in order to subscribe the shares in the same proportion they had at the time of the capital increase. During the period it was permitted to exercise the preference right, the stockholders subscribed 323,694 shares at an exercise price of Ps.18.75 (pesos) per share. The by-laws reform to reflect the capital increase is still pending. The rest of the shares issued during that meeting (6,193,392 shares), were kept in the Company's treasury for purposes of the Plan.

In the meeting described in the above paragraph, the stockholders decided to cancel 15 shares, which at that date, were held in the Company's treasury.

                                                                            (42)

        The changes in the number of shares of common stock for the period January 1, 2003 through December 31, 2004, are as follows:

                                                Number of
                                                 shares
                                           ------------------
Total as of January 1, 2003                        93,101,240
No changes                                                  -
                                           ------------------
Total as of December 31, 2003                      93,101,240
Capital stock increase                                323,694
Cancellation of shares                                    (15)
                                           ------------------
Total as of December 31, 2004                      93,424,919
                                           ==================

As of December 31, 2004 and 2003, capital stock is represented by common, ordinary, registered shares with no par value and no series classification. These shares have full voting rights and can be subscribed by Mexican and/or foreign individuals or entities once all legal requirements for foreign investment as to the ownership percentages of the Company's capital stock are met.

NOTE 15 - EXECUTIVE EMPLOYEE STOCK PURCHASE PLAN (EESPP):

Since the second half of 2001, the former plan had been inactive. Such plan was administered by a trust with the assistance of the trust division of a Mexican bank and by a committee composed of certain executive officers of the Company; the committee determined to which executive employees the shares will be offered for purchase, the purchase price per share, the vesting schedule, the payment terms and all other terms and conditions thereof. On August 2, 2004, the EESPP approved by the stockholders' meeting held on December 18, 1996, was cancelled because of the extinction in accordance with its original terms. As a consequence of the cancellation, the 174,370 shares that composed the patrimony of the trust created for the EESPP purposes, were sold by the trust.

At the general extraordinary stockholders' meeting held on September 23, 2004, the stockholders of the Company agreed to create a new EESPP. 6,193,392 shares out of the total shares issued at that meeting were held in the Company's treasury (Note 14).

On December 26, 2004, an Administrating Executive Employee Stock Purchase Plan Trust (the Trust) was created and on December 28, 2004, the 6,193,392 shares were assigned. Those shares will have to be subscribed and paid in the terms and conditions determined for that purpose by the Trust Technical Committee.

                                                                            (43)

NOTE 16 - EARNED CAPITAL (DEFICIT):

Under Mexican law, a legal reserve must be created and increased annually by 5.00% of the annual net earnings until it reaches 20.00% of the nominal amount of Company's capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or be transferred to capital.

The Company currently cannot pay dividends or make capital reimbursements under the covenants of some of its loans.

The contributed capital and earned capital accounts consist of the following:

                                                        December 31, 2004
                                       -----------------------------------------------------
                                                           Accumulated          Majority
                                         Historical      adjustments for      stockholders'
                                            value           inflation       equity (deficit)
                                       --------------    ---------------    ----------------
Capital stock                          Ps.  5,938,689    Ps.   1,876,383    Ps.    7,815,072
Paid-in capital                             1,209,952            326,746           1,536,698
Legal reserve                                  16,688              5,259              21,947
Accumulated losses for prior years         (7,989,937)          (701,435)         (8,691,372)
Net loss for the year                      (1,756,494)          (232,668)         (1,989,162)
Accumulated other earned capital              173,102             54,549             227,651
                                       --------------    ---------------    ----------------
Total                                  Ps. (2,408,000)   Ps.   1,328,834    Ps.   (1,079,166)
                                       ==============    ===============    ================

                                                        December 31, 2003
                                       -----------------------------------------------------
                                                           Accumulated          Majority
                                         Historical      adjustments for      stockholders'
                                            value           inflation            equity
                                       --------------    ---------------    ----------------
Capital stock                          Ps.  5,932,620    Ps.   1,876,383    Ps.    7,809,003
Paid-in capital                             1,209,952            326,746           1,536,698
Legal reserve                                  16,688              5,259              21,947
Accumulated losses for prior years         (3,618,913)          (119,333)         (3,738,246)
Net loss for the year                      (4,371,024)          (582,102)         (4,953,126)
Accumulated other earned capital              173,102             54,549             227,651
                                       --------------    ---------------    ----------------
Total                                  Ps.   (657,575)   Ps.   1,561,502    Ps.      903,927
                                       ==============    ===============    ================

NOTE 17 - FOREIGN CURRENCY POSITION:

The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

                                              2004                2003
                                       ------------------   ----------------
Monetary assets                        U.S.$       12,324   U.S.$     12,441
Monetary liabilities                           (1,045,338)          (970,659)
                                       ------------------   ----------------
Net monetary liability position        U.S.$   (1,033,014)  U.S.$   (958,218)
                                       ==================   ================
Equivalent in nominal Mexican pesos    Ps.    (11,518,106)  Ps.  (10,760,788)
                                       ==================   ================

                                                                            (44)

As of December 31, 2004 and 2003, most of the communications equipment and inventories of cellular telephones and accessories are of foreign origin (Notes 6 and 8).

During 2004, 2003 and 2002, interest income and interest expense on assets and liabilities denominated in U.S. Dollars, were as follows:

                                            2004             2003             2002
                                       -------------    -------------    -------------
Interest income                        U.S.$       -    U.S.$     456    U.S.$   1,356
Interest expense                             (82,121)         (81,891)         (82,317)
                                       -------------    -------------    -------------
Net interest expense                   U.S.$  (2,121)   U.S.$ (81,435)   U.S.$ (80,961)
                                       =============    =============    =============
Equivalent in nominal Mexican pesos    Ps.  (915,651)   Ps.  (914,515)   Ps.  (845,176)
                                       =============    =============    =============

Operating results for years ended December 31, 2004, 2003 and 2002 include depreciation and amortization expenses, related to fixed assets and inventories of foreign origin.

The exchange rates as of December 31, 2004, 2003 and 2002 were Ps.11.15, Ps.11.23 and Ps.10.44, per U.S. Dollar, respectively. At the issuance date of these consolidated financial statements, March 21, 2005, the exchange rate in effect was Ps.11.18 per U.S. Dollar.

                                                                            (45)

NOTE 18 - FINANCIAL INSTRUMENTS:

The Group determined the fair value of outstanding financial instruments as follows:

Foreign currency exchange forward contracts

The Group purchased before 2002 foreign currency exchange forward contracts with terms of up to three years to protect itself against the adverse effect that exchange rate fluctuations may have on foreign currency-denominated liabilities, principally U.S. dollars.

Until its early termination, in October 2002, these derivative instruments were highly effective; the Group paid a termination fee of U.S.$1,687.

As of December 31, 2004 and 2003, the Group does not have any foreign currency exchange contracts.

Interest rate collars

The following interest rate collars were due in 2002:

In July 1998, Iusacell Celular entered into an interest rate collar agreement for a notional amount of U.S.$35,000 until July 30, 2002. The collar agreement limited the maximum effective LIBOR cost to 6.12% if six-month LIBOR was lower than 7.12% and 7.12% if LIBOR equaled or exceeded 7.12%. Iusacell Celular was able to participate in a decline in LIBOR to 5.30%.

On February 26, 1999, Iusacell Celular entered into an additional interest rate collar agreement to limit the maximum interest rate, which had to be paid on U.S.$15,000 of its floating rate debt until July 30, 2002. This collar agreement limited the maximum effective LIBOR cost to 5.82% if six-month LIBOR was lower than 6.82% and 6.82% if LIBOR equaled or exceeded 6.82%. Iusacell Celular was able to participate in a decline in LIBOR to 4.75%.

NOTE 19 - SEGMENT INFORMATION:

Beginning in year ended December 31, 2003, the Group prepares segment information based on Statement B-5 "Segment Financial Information" issued by the MIPA (Statement B-5). Before this date, the Group's segment data was prepared in accordance with International Accounting Standard No.14 (revised). The adoption of Statement B-5 did not change the way in which the Group prepares this information. Reportable segments are those that are based on the Group's method of internal reporting.

                                                                            (46)

The Group has three reportable segments that it operates and manages as strategic business units that offer different products and services. The Group measures its reportable segments based on operating profit (loss), including inter-segment revenues and corporate expenses that are allocated to the operating segments and excluding any non-recurring items. Inter-segment transactions are accounted for at current market prices. The Group evaluates the performance of its segments and allocates resources to them based on operating income (loss). The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies (Note 4).

The Group's three reportable segments and their principal activities are:

Cellular - The Group operates and provides wireless cellular telephone services in five of the nine Regions in the Mexican market. The Group serves customers in large metropolitan areas such as Mexico City, Guadalajara, Leon, Puebla and Merida. The Group's services include "value added services" such as voice mail and secretarial service.

Long distance - The Group provides long distance services for which its first natural market is its cellular subscriber base. The Group is also providing these services to residential and commercial clients. The Group uses its own switches and transmission equipment and a combination of fiber optic lines, microwave links, satellite transmission and lines leased from Telmex to provide these services.

Other businesses - The Group provides paging, microwave links and data transmission services. It has concessions for PCS services, which started to be commercialized at the end of December 2001.

The tables below present information about reportable segments for the years ended December 31, 2004, 2003 and 2002, under Mexican GAAP measurement:

                                                                Year ended December 31, 2004
                            --------------------------------------------------------------------------------------------------
                                                  Long            Other            Total         Reconciling         Total
                               Cellular         distance        businesses        Segments          items         consolidated
                            -------------    -------------    -------------    -------------    -------------    -------------
Revenues - third parties    Ps, 5,292,642    Ps.    78,839    Ps.    59,916    Ps. 5,431,397    Ps.         -    Ps. 5,431,397
Revenues - affiliates           6,462,540          357,499          616,998        7,437,037       (7,437,037)               -
Depreciation and
 amortization                   1,630,364          143,867          187,333        1,961,564                -        1,961,564
Operating loss                   (968,553)         (50,493)        (288,757)      (1,307,803)               -       (1,307,803)
Total assets                   12,976,650          732,331        7,160,310       20,869,291       (9,896,454)      10,972,837
Capital expenditures              399,941              948           47,369          448,258                -          448,258

                                                                            (47)

                                                                Year ended December 31, 2003
                            --------------------------------------------------------------------------------------------------
                                                  Long            Other            Total         Reconciling         Total
                               Cellular         distance        businesses        Segments          items         consolidated
                            -------------    -------------    -------------    -------------    -------------    -------------
Revenues - third parties    Ps. 4,821,683    Ps.   116,806    Ps.    45,967    Ps. 4,984,456    Ps.         -    Ps. 4,984,456
Revenues - affiliates           6,121,733          279,211        1,466,640        7,867,584       (7,867,584)               -
Depreciation and
 amortization                   1,817,005          147,367          200,202        2,164,574                -        2,164,574
Operating loss                 (1,342,897)         (76,725)        (186,757)      (1,606,379)               -       (1,606,379)
Total assets                   17,475,378        1,133,169       12,709,036       31,317,583      (18,882,279)      12,435,304
Capital expenditures              194,805              388           20,341          215,534                -          215,534

                                                                Year ended December 31, 2002
                            --------------------------------------------------------------------------------------------------
                                                  Long            Other            Total         Reconciling         Total
                               Cellular         distance        businesses        Segments          items         consolidated
                            -------------    -------------    -------------    -------------    -------------    -------------
Revenues - third parties    Ps. 5,711,332    Ps.   295,313    Ps.    38,549    Ps. 6,045,194    Ps.         -    Ps. 6,045,194
Revenues - affiliates           4,557,054          355,402        1,621,491        6,533,947       (6,533,947)               -
Depreciation and
 amortization                   2,152,439          135,470          171,847        2,459,756           (1,994)       2,457,762
Operating loss                    (65,367)        (151,323)        (223,099)        (439,789)         (60,403)        (500,192)
Total assets                   20,379,267        1,510,637       14,266,852       36,156,756      (19,616,144)      16,540,612
Capital expenditures              541,150           14,554          375,027          930,731                -          930,731

NOTE 20 - SUBSEQUENT EVENT:

The Cofetel ruled that Telmex and its affiliate, Telefonos del Noroeste, S.A. de C.V., will have to apply a rate of Ps.2.25 (pesos) per minute, for calls from fixed telephones to mobile phones contracted under the modality "calling party pays" beginning January 1, 2005; Ps.2.03 (pesos) beginning January 1, 2006 and Ps.1.82 (pesos) beginning January 1, 2007.

Also, the Company signed interconnection agreements with other local operators, and the "calling party pays" rates collected from and paid to other operators will be reduced in the same proportion during the periods mentioned in the above paragraph.

                                                                            (48)

                                EXAMINER'S REPORT

To the General Shareholders' Meeting
Grupo Iusacell, S.A. de C.V.

In my position of examiner and pursuant to Article 166 of the General Law of Commercial Corporations (Ley General de Sociedades Mercantiles) and the By-laws of Grupo Iusacell, S.A. de C.V., I render you my report about the truthfulness, proficiency and reasonability of the financial statements I have presented to you, the Board of Directors, up to December 31st, 2004 and for the year which came to an end on that date.

I attended the Meeting of the Board of Directors to which I was summoned and had access to the records of previous meetings, of this Board, related to the fiscal year of 2004; likewise, I have obtained, from the own administration of the Company, the information about the operations, documentation and records I considered necessary to examine. My revision has been done according to the auditing rules which are generally accepted.

As indicated in Note 2 of the financial statements that are attached, ruled by the independent auditors of the Company, such statements have been prepared to meet legal and statutory provisions, considering Grupo Iusacell, S.A. de C.V. as an individual legal entity, reason by which they do not present themselves funded with those of its subsidiary companies; the investments of the Company in the subsidiaries, which constitute the base for the evaluation of the financial situation and the operation results of the economical entity that, as a set, constitutes Grupo Iusacell, S.A. de C.V. and such subsidiary companies. The consolidated financial statements, previously mentioned, were rendered by the same independent auditors of the Company.

In my opinion, the criteria and political accounting and information followed by the Company and considered by the administration to prepare the financial statements presented to this Meeting, are adequate and enough and were applied in a consistent way with the previous exercise; therefore, such financial statements reflect in a truthful, reasonable and sufficient way the financial situation of Grupo Iusacell, S.A. de C.V., as of December 31st, 2004, the results of their operations, the variations in their accounting capital and the changes in their financial situation, for the year ended in that date, in agreement with the accounting principles generally accepted.

The matters mentioned in the following paragraphs a), b) and c), are important for an adequate interpretation of the financial statements of Grupo Iusacell, S.A. de C.V., as of December 31st, 2004 and for the year which came to an end on that date.

        a) As it is further explained in Notes 2 and 7 of the audited financial statements attached, the Company and its subsidiaries, that have engaged a long term debt, have incurred in events that constitute breaches of the agreements that they executed to obtain the financing that integrates their debt. Such events refer, principally, to a breach in the payment of capital and due interests, to technical and maintenance breaches due to financial reasons, and to the change of control of the Company that occurred when the previous shareholders Verizon Communications Inc., and Vodafone Group Plc sold, most of the representative shares of the capital stock to Movil Access, S.A. de C.V. besides other breaches that are detailed in such notes. These breaches grant to the creditors of most of the debt of the Company and its subsidiaries, the authority to claim the immediate payment of the principal and the corresponding accessories, according to the agreements executed. As a consequence of the latter, and in accordance with what the accounting principles generally accepted in Mexico require, the long debt term contracted by the Company, that is described in the audited financial statements in Note 7, has been classified as a short term, reason by which, by December 31st, 2004, the passives at a short term exceed the circulating assets in approximately Ps.4,999.5 million. On January 14th, 2004, a group of bond holders of the bonds with a maturity date of 2004, issued by Grupo Iusacell Celular, S.A. de C.V., main subsidiary of the Company, demanded to such a subsidiary before a court in New York City the immediate payment of capital and interests; the demand includes other aspects that are also described in Notes 2 and 7 of the audited financial statements.

                                                                            (49)

        b) The Company has incurred in accumulated losses as of December 31st, 2004, that have originated the total loss of their equity capital and a deficit in its countable capital up to that date. The loss of the equity capital, according to the General Law of Commercial Corporations, is an event that may cause a possible dissolution of the Company, additionally; the Company could be under the event that may allow any creditor to request the declaration of a concurso mercantil procedure, according to the applicable legal provisions.

            These circumstances, in addition to what is mentioned in the preceding paragraph a), generates doubts about the possibility that the Company continues with its operations, which will depend, amongst other factors, that the Company as well as its subsidiaries can restructure their debt and/or, in its case, that the necessary resources are obtained or generated to pay its obligations and cover its operation needs. The audited financial statements that are accompanied, for the reasons indicated in Note 4a to such statements, have been prepared considering that Grupo Iusacell, S.A. de C.V. will continue with its operations and, in consequence, do not include any adjustment relative to the recovery and classification of the assets and the amounts and classification of passives, that could be necessary in case that the Company would go into a liquidation process.

        c) According to what is described in Note 4k of the audited financial statements, beginning from 2004, the Company and its subsidiaries apply the established lineaments in Bulletin C-15 "Deterioration in the value of long term assets and their disposition", issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos, A.C.), for the validation of its assets.

                                        CPC Juan Alfredo Alvarez Cederborg
                                                Examiner
Mexico, Federal District
March 21st, 2005

                                                                            (50)